UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 16, 2017

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016

CONTENTS

Consolidated Statement of Financial Position
Consolidated Statement of Income by Function
Consolidated Statement of Comprehensive Income
Consolidated Statement of Changes in Equity
Consolidated Statement of Cash Flows - Direct Method
Notes to the Consolidated Financial Statements

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL
MXN	-	MEXICAN PESO
VEF	-	STRONG Bolivar

REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, March 15, 2017

To the Board of Directors and Shareholders

Latam Airlines Group S.A.

We have audited the accompanying consolidated financial statements of Latam Airlines Group S.A. and subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2016 and 2015 and the related statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and the corresponding notes to the consolidated financial statements.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of a relevant internal control for the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Chilean generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. As a consequence we do not express that kind of opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Santiago, March 15, 2017

Latam Airlines Group S.A.

2

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects the financial position of Latam Airlines Group S.A. and subsidiaries as at December 31, 2016 and 2015, and the results of operations and cash flows for the years then ended in accordance with the International Financial Reporting Standards (IFRS).

/s/ Jonathan Yeomans Gibbons	/s/ PricewaterhouseCoopers
Jonathan Yeomans Gibbons
RUT: 13.473.972-K

Contents of the notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

15 - Intangible assets other than goodwill	57
16 - Goodwill	58
17 - Property, plant and equipment	60
18 - Current and deferred tax	66
19 - Other financial liabilities	72
20 - Trade and other accounts payables	79
21 - Other provisions	81
22 - Other non-financial liabilities	83
23 - Employee benefits	84
24 - Accounts payable, non-current	86
25 - Equity	86
26 - Revenue	91
27 - Costs and expenses by nature	92
28 - Other income, by function	93
29 - Foreign currency and exchange rate differences	94
30 - Earnings per share	102
31 - Contingencies	103
32 - Commitments	111
33 - Transactions with related parties	116
34 - Share based payments	117
35 - Statement of cash flows	121
36 - The environment	122
37 - Events subsequent to the date of the financial statements	123

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS
		As of	As of
		December 31,	December 31,
	Note	2016	2015
		ThUS$	ThUS$

Current assets
Cash and cash equivalents	6 - 7	949,327	753,497
Other financial assets	7 - 11	712,828	651,348
Other non-financial assets	12	212,242	330,016
Trade and other accounts receivable	7 - 8	1,107,889	796,974
Accounts receivable from related entities	7 - 9	554	183
Inventories	10	241,363	224,908
Tax assets	18	65,377	64,015

Total current assets other than non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners		3,289,580	2,820,941

Non-current assets (or disposal groups) classified as held for sale or as held for distribution to owners	13	337,195	1,960

Total current assets		3,626,775	2,822,901

Non-current assets
Other financial assets	7 - 11	102,125	89,458
Other non-financial assets	12	237,344	235,463
Accounts receivable	7 - 8	8,254	10,715
Intangible assets other than goodwill	15	1,610,313	1,321,425
Goodwill	16	2,710,382	2,280,575
Property, plant and equipment	17	10,498,149	10,938,657
Tax assets	18	20,272	25,629
Deferred tax assets	18	384,580	376,595
Total non-current assets		15,571,419	15,278,517
Total assets		19,198,194	18,101,418

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		December 31,	December 31,
LIABILITIES	Note	2016	2015
		ThUS$	ThUS$
Current liabilities
Other financial liabilities	7 - 19	1,839,528	1,644,235
Trade and other accounts payables	7 - 20	1,593,068	1,483,957
Accounts payable to related entities	7 - 9	269	447
Other provisions	21	2,643	2,922
Tax liabilities	18	14,286	19,378
Other non-financial liabilities	22	2,762,245	2,490,033

		6,212,039	5,640,972
Liabilities included in disposal groups classified as held for sale		10,152	-

Total current liabilities		6,222,191	5,640,972
Non-current liabilities
Other financial liabilities	7 - 19	6,796,952	7,532,385
Accounts payable	7 - 24	359,391	417,050
Other provisions	21	422,494	424,497
Deferred tax liabilities	18	915,759	811,565
Employee benefits	23	82,322	65,271
Other non-financial liabilities	22	213,781	272,130
Total non-current liabilities		8,790,699	9,522,898
Total liabilities		15,012,890	15,163,870

EQUITY
Share capital	25	3,149,564	2,545,705
Retained earnings	25	366,404	317,950
Treasury Shares	25	(178)	(178)
Other reserves		580,870	(6,942)
Parent's ownership interest		4,096,660	2,856,535
Non-controlling interest	14	88,644	81,013
Total equity		4,185,304	2,937,548
Total liabilities and equity		19,198,194	18,101,418

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME BY FUNCTION

		For the period ended
		December 31,
	Note	2016	2015
		ThUS$	ThUS$

Revenue	26	8,988,340	9,740,045
Cost of sales		(6,967,037)	(7,636,709)
Gross margin		2,021,303	2,103,336
Other income	28	538,748	385,781
Distribution costs		(747,426)	(783,304)
Administrative expenses		(872,954)	(878,006)
Other expenses		(373,738)	(323,987)
Other gains/(losses)		(72,634)	(55,280)
Income from operation activities		493,299	448,540
Financial income		74,949	75,080
Financial costs	27	(416,336)	(413,357)
Share of profit of investments accounted for using the equity method		-	37
Foreign exchange gains/(losses)	29	121,651	(467,896)
Result of indexation units		311	481
Income (loss) before taxes		273,874	(357,115)
Income (loss) tax expense / benefit	18	(163,204)	178,383

NET INCOME (LOSS) FOR THE PERIOD		110,670	(178,732)
Income (loss) attributable to owners of the parent		69,220	(219,274)
Income (loss) attributable to non-controlling interest	14	41,450	40,542

Net income (loss) for the year		110,670	(178,732)

EARNINGS PER SHARE
Basic earnings (losses) per share (US$)	30	0.12665	(0.40193)
Diluted earnings (losses) per share (US$)	30	0.12665	(0.40193)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		For the period ended
		December 31,
	Note	2016	2015
		ThUS$	ThUS$
NET INCOME (LOSS)		110,670	(178,732)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains (losses) by new measurements on defined benefit plans	25	(3,105)	(14,631)
Total other comprehensive income that will not be reclassified to income before taxes		(3,105)	(14,631)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax	29	494,362	(1,409,439)
Other comprehensive income, before taxes, currency translation differences		494,362	(1,409,439)
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	19	127,390	80,387
Other comprehensive income (losses), before taxes, cash flow hedges		127,390	80,387
Total other comprehensive income that will be reclassified to income before taxes		621,752	(1,329,052)
Other components of other comprehensive income (loss), before taxes		618,647	(1,343,683)
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	18	921	3,911
Accumulate income tax relating to other comprehensive income that will not be reclassified to income		921	3,911
Income tax relating to other comprehensive income that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income		(34,695)	(21,103)
Income taxes related to components of other comprehensive income that will be reclassified to income		(34,695)	(21,103)
Total Other comprehensive income		584,873	(1,360,875)
Total comprehensive income (loss)		695,543	(1,539,607)
Comprehensive income (loss) attributable to owners of the parent		648,539	(1,551,331)
Comprehensive income (loss) attributable to non-controlling interests		47,004	11,724
TOAL COMPREHENSIVE INCOME (LOSS)		695,543	(1,539,607)

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2016		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548
Total increase (decrease) inequity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	69,220	69,220	41,450	110,670
Other comprehensive income		-	-	489,486	92,016	(2,183)	-		579,319	-	579,319	5,554	584,873
Total comprehensive income		-	-	489,486	92,016	(2,183)	-	-	579,319	69,220	648,539	47,004	695,543
Transactions with shareholders
Equity issue	25-34	608,496	-	-	-	-	-	-	-	-	608,496	-	608,496
Dividens	25	-	-	-	-	-	-	-	-	(20,766)	(20,766)	-	(20,766)
Increase (decrease) through transfers and other changes, equity	25-34	(4,637)	-	-	-	-	2,891	5,602	8,493	-	3,856	(39,373)	(35,517)
Total transactions with shareholders		603,859	-	-	-	-	2,891	5,602	8,493	(20,766)	591,586	(39,373)	552,213

Closing balance as of December 31, 2016		3,149,564	(178)	(2,086,555)	1,506	(12,900)	38,538	2,640,281	580,870	366,404	4,096,660	88,644	4,185,304

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Actuarial gains or
				Currency	Cash flow	losses on defined	Shares based	Other	Total		Parent's	Non-
		Share	Treasury	translation	hedging	benefit plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	reserve	reserve	reserve	reserve	earnings	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2015		2,545,705	(178)	(1,193,871)	(151,340)	-	29,642	2,635,748	1,320,179	536,190	4,401,896	101,799	4,503,695
Total increase (decrease) inequity
Comprehensive income
Gain (losses)	25	-	-	-	-	-	-	-	-	(219,274)	(219,274)	40,542	(178,732)
Other comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-		(1,332,057)	-	(1,332,057)	(28,818)	(1,360,875)
Total comprehensive income		-	-	(1,382,170)	60,830	(10,717)	-	-	(1,332,057)	(219,274)	(1,551,331)	11,724	(1,539,607)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	25-34	-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)
Total transactions with shareholders		-	-	-	-	-	6,005	(1,069)	4,936	1,034	5,970	(32,510)	(26,540)

Closing balance as of December 31,2015		2,545,705	(178)	(2,576,041)	(90,510)	(10,717)	35,647	2,634,679	(6,942)	317,950	2,856,535	81,013	2,937,548

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS DIRECT – METHOD

		For the periods ended
		December 31,
	Note	2016	2015
		ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		9,918,589	11,372,397
Other cash receipts from operating activities		70,359	88,237
Payments for operating activities
Payments to suppliers for goods and services		(6,756,121)	(7,029,582)
Payments to and on behalf of employees		(1,820,279)	(2,165,184)
Other payments for operating activities		(162,839)	(351,177)
Interest received		11,242	43,374
Income taxes refunded (paid)		(59,556)	(57,963)
Other cash inflows (outflows)	35	(209,269)	(184,627)
Net cash flows from operating activities		992,126	1,715,475
Cash flows used in investing activities
Other cash receipts from sales of equity or debt instruments of other entities		2,969,731	519,460
Other payments to acquire equity or debt instruments of other entities		(2,706,733)	(704,115)
Amounts raised from sale of property, plant and equipment		76,084	57,117
Purchases of property, plant and equipment		(694,370)	(1,569,749)
Amounts raised from sale of intangible assets		1	91
Purchases of intangible assets		(88,587)	(52,449)
Other cash inflows (outflows)	35	843	10,576
Net cash flow from (used in) investing activities		(443,031)	(1,739,069)
Cash flows from (used in) financing activities
Amounts raised from issuance of shares		608,496	-
Amounts raised from long-term loans		1,820,016	1,791,484
Amounts raised from short-term loans		279,593	205,000
Loans repayments		(2,121,130)	(1,263,793)
Payments of finance lease liabilities		(314,580)	(342,614)
Dividends paid	35	(41,223)	(35,032)
Interest paid		(398,288)	(383,648)
Other cash inflows (outflows)	35	(229,163)	(99,757)
Net cash flows from (used in) financing activities		(396,279)	(128,360)
Net increase (decrease) in cash and cash equivalents before effect of exchanges rate change		152,816	(151,954)
Effects of variation in the exchange rate on cash and cash equivalents		43,014	(83,945)
Net increase (decrease) in cash and cash equivalents		195,830	(235,899)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	35	753,497	989,396
CASH AND CASH EQUIVALENTS AT END OF PERIOD	6	949,327	753,497

The accompanying Notes 1 to 37 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is a public company registered with the Chilean Superintendency of Securities and Insurance (SVS), under No.306, whose shares are quoted in Chile on the Stock Brokers - Stock Exchange (Valparaíso) - the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted in the United States of America on the New York Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (“ADRs”).

Its principal business is passenger and cargo air transportation, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil and in a developed series of regional and international routes in America, Europe and Oceania. These businesses are performed directly or through its subsidiaries in different countries. In addition, the Company has subsidiaries operating in the freight business in Mexico, Brazil and Colombia.

The Company is located in Santiago, Chile, at Avenida Américo Vespucio Sur No. 901, commune of Renca.

Corporate Governance practices of the Company are set in accordance with Securities Market Law the Corporations Law and its regulations, and the regulations of the SVS and the laws and regulations of the United States of America and the U.S. Securities and Exchange Commission (“SEC”) of that country, with respect to the issuance of ADRs.

On July 18, 2016, LATAM received the approval by Comissão de Valores Mobiliários (“CVM”) for a discontinuation of Brazilian LATAM depositary receipts-BDRS level III ("BDRs"), supported by common shares of the Company and, consequently, our registration of the foreign issuer. On May 24, 2016, the Company reported as an Essential Fact the maturity date May 23, 2016 deadline for holders of BDRs to express their option to keep the shares and the blockade by BM&FBOVESPA with the same date of the respective balances of shares of the holders of BDRs who chose to adhere to the procedure for sale of shares through the procedure called Sale Facility and assigned for this purpose a theoretical value of sales in the Santiago Stock Exchange. On June 9, 2016, the Company reported that BTG Pactual Chile S.A. Stockbrokers ("BTG Pactual Chile"), a chilean institution contracted by the Company, made the sale on the Santiago Stock Exchange of the shares of the respective holders who adhered to Sale Facility procedure.

As of December 31, 2015, the Company's subscribed and paid capital was represented by 545,558,101 commons shares, without par value. On August 18, 2016, the Company held an extraordinary shareholders' meeting in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all of them commons shares, without par value. As of December 31, 2016, 60,849,592 shares, equivalent to this increase, had been placed, so at that date the number of shares subscribed and paid by the Company amounted to 606,407,693 shares.

At December 31, 2016, the Company's capital stock is represented by 608,374,525 shares, all common shares, without par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending of subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plan; And (ii) 466,832 correspond to the balance of shares pending of placement of the last capital increase.

It should be noted that the Company's capital stock was expressed in 613,164,243 shares, all ordinary shares, without nominal value. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were also destined to compensation plans for the workers expired, so the Company's capital stock was fully reduced to the already mentioned 608.374.525 shares.

The Board of the Company is composed of nine members who are elected every two years by the ordinary shareholders' meeting. The Board meets in regular monthly sessions and in extraordinary sessions as the corporate needs demand. Of the nine board members, three form part of its Directors’ Committee which fulfills both the role foreseen in the Corporations Law and the functions of the Audit Committee required by the Sarbanes Oxley Law of the United States of America and the respective regulations of the SEC.

The majority shareholder of the Company is the Cueto Group, which through Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, Costa Verde Aeronáutica Tres SpA, Inversiones Nueva Costa Verde Aeronáutica Limitada, Inversiones Priesca Dos y Cía. Ltda., Inversiones Caravia Dos y Cía. Ltda., Inversiones El Fano Dos y Cía. Ltda., Inversiones La Espasa Dos S.A., Inversiones, Inversiones La Espasa Dos y Cía. Ltda. and Inversiones Mineras del Cantábrico S.A. owns 28.27% of the shares issued by the Company, and therefore is the controlling shareholder of the Company in accordance with the provisions of the letter b) of Article 97 and Article 99 of the Securities Market Law, given that there is a decisive influence on its administration.

As of December 31, 2016, the Company had a total of 1,566 registered shareholders. At that date approximately 4.69 % of the Company’s share capital was in the form of ADRs.

For the period ended December 31, 2016, the Company had an average of 48,336 employees, ending this period with a total of 45,916 employees, spread over 8,010 Administrative employees, 4,895 in Maintenance, 15,924 in Operations, 8,970 in Cabin Crew, 3,882 in Controls Crew, and 4,235 in Sales.

2

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Participation rate

				As December 31, 2016			As December 31, 2015
		Country	Functional
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
96.763.900-1	Inmobiliaria Aeronáutica S.A.	Chile	US$	99.0100	0.9900	100.0000	99.0100	0.9900	100.0000
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Lan Perú S.A.	Peru	US$	49.0000	21.0000	70.0000	49.0000	21.0000	70.0000
Foreign	Lan Chile Investments Limited and Subsidiary	Cayman Insland	US$	0.0000	0.0000	0.0000	99.9900	0.0100	100.0000
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8939	0.0041	99.8980	99.8939	0.0041	99.8980
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Aircraft International Leasing Limited	U.S.A.	US$	0.0000	0.0000	0.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.7100	0.2900	100.0000	99.7100	0.2900	100.0000
59.068.920-3	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.

(**)	As of December 31, 2016, indirect ownership participation on TAM S.A and subsidiaries is from Holdco I S.A., LATAM is entitled to 99,9983% of the economic rights and 49% of the rights politicians product of provisional measure No. 714 of the Brazilian government that allows foreign capital to have up to 49% of the property.

Thus, since April 2016, LATAM Airlines Group S.A. owns 901 voting shares of Holdco I S.A., equivalent to 49% of the total shares with voting rights of said company and TEP Chile S.A. owns 938 voting shares of Holdco I S.A., equivalent to 51% of the total voting shares of that company.

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b)	Statement of financial position

		Statement of financial position						Net Income
								For the periods ended
								December 31,
		As of December 31, 2016			As of December 31, 2015			2016	2015
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

96.518.860-6	Latam Travel Chile S.A. and Subsidary (*)	5,468	2,727	2,741	5,613	5,522	91	2,650	2,341
96.763.900-1	Inmobiliaria Aeronáutica S.A.	36,756	8,843	27,913	39,302	14,832	24,470	3,443	1,404
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (**)	475,763	1,045,761	(561,472)	519,663	1,049,232	(521,907)	(36,331)	(35,187)
Foreign	Lan Perú S.A.	306,111	294,912	11,199	255,691	240,938	14,753	(2,164)	5,068
Foreign Foreign	Lan Chile Investments Limited and Subsidiary (**)	-	-	-	2,015	13	2,002	23	(13)
93.383.000-4	Lan Cargo S.A.	480,908	239,728	241,180	483,033	217,037	265,966	(24,813)	(74,408)
Foreign	Connecta Corporation	31,981	23,525	8,456	37,070	38,298	(1,228)	9,684	194
Foreign	Prime Airport Services Inc. and Subsidary (**)	7,385	11,294	(3,909)	6,683	11,180	(4,497)	588	279
96.951.280-7	Transporte Aéreo S.A.	340,940	124,805	216,135	331,117	122,666	208,451	8,206	5,878
Foreign	Aircraft International Leasing Limited	-	-	-	-	4	(4)	9	(4)
96.631.520-2	Fast Air Almacenes de Carga S.A.	10,023	3,645	6,378	8,985	4,641	4,344	1,717	1,811
Foreign	Laser Cargo S.R.L.	21	32	(11)	27	39	(12)	(1)	69
Foreign	Lan Cargo Overseas Limited and Subsidiaries (**)	54,092	35,178	15,737	62,406	43,759	15,563	176	3,344
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidary (**)	80,644	95,747	(13,506)	54,179	68,220	(12,601)	(910)	113
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (**)	10,971	6,452	4,452	16,512	14,676	1,828	2,549	2,772
59.068.920-3	Technical Trainning LATAM S.A.	1,745	284	1,461	1,527	266	1,261	73	(72)
Foreign	TAM S.A. and Subsidiaries (**)	5,287,286	4,710,308	495,562	4,969,553	4,199,223	423,190	2,107	(183,581)

(*)	Lantours Division de Servicios Terrestres S.A. changes its name to Latam Travel Chile S.A.

(**)	The Equity reported corresponds to Equity attributable to owners of the parent, does not include Non-controlling interest.

Additionally, we have proceeded to consolidate the following special purpose entities: 1. JOL (Japanese Operating Lease) created in order to finance the purchase of certain aircraft; 2. Chercán Leasing Limited created to finance the pre-delivery payments on aircraft; 3. Guanay Finance Limited created to issue a bond collateralized with future credit card receivables; 4. Private investment funds and 5. Avoceta Leasing Limited created to finance the pre-delivery payments on aircraft. These companies have been consolidated as required by IFRS 10.

All the entities controlled have been included in the consolidation.

Changes in the scope of consolidation between January 1, 2015 and December 31, 2016, are detailed below:

(1)	Incorporation or acquisition of companies

-	On October 2015, Rampas Airport Services S.A., subsidiary of Lan Pax Group S.A. increases its capital and paid in the amount of ThUS$ 6,000 by issuing new shares, changing the property of the company as follows: Lan Pax Group S.A. increased its share to 99.99738%, Inversiones Lan S.A. decreased its stake to 0.00002% and Aerolane Líneas Aéreas Nacionales del Ecuador S.A. acquires stake for 0.0026%.

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-	On January 2016 it was registered at the Public Registry of Commerce, the Increase in Share Capital and statutory modification for the purpose of creating a new class of shares of Lan Argentina S.A., subsidiary of Lan Pax Group S.A., for a total of 90,000,000 Class "C" shares registered non-endorsable and non-voting. Lan Pax Group S.A. participated in this capital increase, changing its ownership to 4.87%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 95.85660%

-	On April 1, 2016, Multiplus Corretora de Seguros Ltda. was created, the ownership of which corresponds to 99.99% of Multiplus S.A. direct subsidiary of TAM S.A.

-	During period 2016, Inversiones LAN S.A., subsidiary of LATAM Airlines Group S.A., acquired 4,767 shares of Aerovías de Integración Regional Aires S.A. a non-controlling shareholder, equivalent to 0.0914%, consequently, the indirect participation of LATAM Airlines Group S.A. increases to 99.19061%

(2)	Dissolution of companies

-	In July 2015, the Company Ladeco Cargo S.A., subsidiary of Lan Cargo S.A., was dissolved.

-	During the period 2016, Lan Chile Investments Limited, subsidiary of LATAM Airlines S.A.; and Aircraft International Leasing Limited, subsidiary of Lan Cargo S.A., were dissolved.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

The consolidated financial statements of LATAM Airlines Group S.A. for the period ended December 31, 2016, have been prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (“IASB”) incorporated therein and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC).

On October 17, 2014, the SVS issued Circular No. 856, instructing the audited entities to record in the year 2014, against equity the differences in assets and liabilities for deferred taxes produced by direct effect of the increase in the rate of First class taxes introduced by Law No. 20,780, which, considering that such treatment differs from those established by IAS 12, and, therefore, the preparation framework represented a change And presentation of financial information that had been adopted up to that date.

Considering that what was expressed in the previous paragraph represented a specific and temporary diversion of IFRS, starting in 2016 and in accordance with paragraph 4A of IFRS 1, the Company has decided to retroactively apply IFRS, in accordance with IAS 8 "Accounting policies, changes in accounting estimates and errors" as if it had never failed to apply such IFRS.

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As mentioned in the previous paragraph does not modify any of the accounts presented in the statements of financial position as of December 31, 2016 and 2015, as well as at December 31, 2015 and 2014, as expressed in paragraph 40A of IAS 1 "Presentation of Financial Statements", it is not necessary to present the statement of financial position as of January 1, 2015 (third column).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

During 2016 the Company recorded out of period adjustments resulting in an aggregate net decrease of US$ 18.2 million to "Net income (loss) for the period" for the year ended December 31, 2016. These adjustments include US$ 39.5 million (loss) resulting from an account reconciliation process initiated after the Company's afiliate TAM S.A. and its subsidiaries completed the implementation of the SAP system. A further US$ 11.0 million (loss) reflect adjustments related to foreign exchange differences, also relating to the Company's subsidiaries in Brazil. The balance of US$ 32.3 million (gain) includes principally the adjustment of unclaimed fees for expired tickets for the Company and its affiliates outside Brazil. Management of TAM S.A. has concluded that the out of period adjustments that have been identified are material to the 2015 financial statements of TAM S.A., which should therefore require a restatement in Brazil. However, Management of LATAM has evaluated the impact of all out of period adjustments, both individually and in the aggregate, and concluded that due to their relative size and to qualitative factors they are not material to the annual consolidated financial statements for 2016 of Latam Airlines Group S.A. or to any previously reported consolidated financial statements, therefore no restatement or revision is necessary.

(a)        Accounting pronouncements with implementation effective from January 1, 2016:

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IFRS 11: Joint arrangements.	May 2014	01/01/2016

Amendment to IAS 16: Property, plant and equipment, and IAS 38: Intangible assets.	May 2014	01/01/2016

Amendment to IAS 27: Separate financial statements.	August 2014	01/01/2016

Amendment IAS 1: Presentation of Financial Statements.	December 2014	01/01/2016

Amendment to IFRS 10: Consolidated financial statements, IFRS 12: Disclosure of interests in other entities and IAS 28: Investments in associates and joint ventures.	December 2014	01/01/2016

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(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to International Financial Reporting Standards (2012-2014 cycle ): IFRS 5 Non-current assets held for sale and discontinued operations; IFRS 7 Financial instruments: Disclosures; IAS 19 Employee benefits and IAS 34 Interim financial reporting.	September 2014	01/01/2016

The application of standards, amendments, interpretations and improvements had no material impact on the consolidated financial statements of the Company.

(b)        Accounting pronouncements not yet in force for financial years beginning on January 1, 2016 and which has not been effected early adoption

(i) Standards and amendments	Date of issue	Mandatory Application: Annual periods beginning on or after

Amendment to IAS 7: Statement of Cash Flows.	January 2016	01/01/2017

Amendment to IAS 12: Income Taxes.	January 2016	01/01/2017

IFRS 9: Financial instruments.	December 2009	01/01/2018

Amendment to IFRS 9: Financial instruments.	November 2013	01/01/2018

IFRS 15: Revenue from contracts with customers (1).	May 2014	01/01/2018

Amendment to IFRS 15: Revenue from contracts with customers.	April 2016	01/01/2018

Amendment to IFRS 2: Share-based payments	June 2016	01/01/2018

Amendment to IFRS 4: Insurance contracts.	September 2016	01/01/2018

Amendment to IAS 40: Investment property	December 2016	01/01/2018

IFRS 16: Leases (2).	January 2016	01/01/2019

Amendment to IFRS 10: Consolidated financial statements and IAS 28 Investments in associates and joint ventures.	September 2014	To be determined

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(ii) Improvements	Date of issue	Mandatory Application: Annual periods beginning on or after

Improvements to International Financial Reporting Standards. (cycle 2012-2014) IFRS 1: First-time adoption of international financial reporting standards; IFRS 12 Disclosure of interests in other entities and IAS 28 investments in associates and joint ventures.	December 2016	01/01/2017 (improvements IFRS 12)

(iii) Interpretations		01/01/2018 (improvements IFRS 1 and IAS 28)

IFRIC 22: Foreign currency transactions and advance consideration	December 2016	01/01/2018

The Company’s management believes that the adoption of the standards, amendments and interpretations described above but not yet effective would not have a significant impact on the Company’s consolidated financial statements in the year of their first application, except for IFRS 15 and IFRS 16:

(1)	IFRS 15 Revenue from Contracts with Customers supersedes actual standard for revenue recognition that actually uses the Company, as IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This standards supersedes IFRS 15 supersedes, IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.

We are currently evaluating how the adoption of the revenue recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a significant impact on our implementation. We currently believe the adoption will not have a significant impact on passenger and cargo revenue recognition. However, the impact in revenue and liability for frequent flyer program are still being analyzed.

(2)The IFRS 16 Leases add important changes in the accounting for lessees by introducing a similar treatment to financial leases for all operating leases with a term of more than 12 months. This mean, in general terms, that an asset should be recognized for the right to use the underlying leased assets and a liability representing its present value of payments associate to the agreement. Monthly leases payments will be replace by the asset depreciation and a financial cost in the income statement.

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We are currently evaluating how the adoption of the leases recognition standard will impact our Consolidated Financial Statements. Interpretations are on-going and could have a material impact on our implementation. Currently, we expect that the adoption of the new lease standard will have a material impact on our consolidated balance sheet due to the recognition of right-of-use assets and lease liabilities principally for certain leases currently accounted for as operating leases.

LATAM Airlines Group S.A. and subsidiaries are still assessing these standard to determinate the effect on their Financial Statements, covenants and other financial indicators.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be revealed when carrying out a business combination, such as the acquisition of an entity by the Company, shall apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Company applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

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(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Group entities

The results and financial position of all the Group entities (none of which has the currency of a hyper-inflationary economy) that have a functional currency other than the presentation currency are translated to the presentation currency as follows:

(i)          Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)         The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)        All the resultant exchange differences by conversion are shown as a separate component in Other comprehensive income.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

Adjustments to the Goodwill and fair value arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing exchange rate or period informed.

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2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries is recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are registered, initially and subsequently, at historic cost less the corresponding depreciation and any impairment loss.

The amounts of advance payments to aircraft manufacturers are capitalized by the Company under Construction in progress until receipt of the aircraft.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or shown as a separate asset only when it is probable that the future economic benefits associated with the elements of Property, plant and equipment are going to flow to the Company and the cost of the element can be determined reliably. The value of the component replaced is written off in the books at the time of replacement. The rest of the repairs and maintenance are charged to the results of the year in which they are incurred.

Depreciation of Property, plant and equipment is calculated using the straight-line method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown.

The residual value and useful life of assets are reviewed, and adjusted if necessary, once per year.

When the carrying amount of an asset is higher than its estimated recoverable amount, its value is reduced immediately to its recoverable amount (Note 2.8).

Losses and gains on the sale of Property, plant and equipment are calculated by comparing the compensation with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Coalition and Loyalty program are intangible assets of indefinite useful life and are subject to impairment tests annually as an integral part of each CGU, in accordance with the premises that are applicable, included as follows:

Airport slots – Air transport CGU

Loyalty program – Coalition and loyalty program Multiplus CGU

(See Note 16)

The airport slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft at a specific airport, within a specified period.

The Loyalty program corresponds to the system of accumulation and redemption of points that has developed Multiplus S.A., subsidiary of TAM S.A.

The Brands, airport Slots and Loyalty program were recognized in fair values determined in accordance with IFRS 3, as a consequence of the business combination with TAM and Subsidiaries.

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(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. And Subsidiaries and recognized at fair value under IFRS. During the year 2016, the estimated useful life of the brands change from an indefinite useful life to a five-year period, the period in which the value of the brands will be amortized (See Note 15).

2.6.	Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the Company’s participation in the net identifiable assets of the subsidiary or associate on the acquisition date. Goodwill related to acquisition of subsidiaries is not amortized but tested for impairment annually or each time that there is evidence of impairment. Gains and losses on the sale of an entity include the book amount of the goodwill related to the entity sold.

2.7.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated income statement when they are accrued.

2.8.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life, and developing IT projects, are not subject to amortization and are subject to annual testing for impairment. Assets subject to amortization are subjected to impairment tests whenever any event or change in circumstances indicates that the book value of the assets may not be recoverable. An impairment loss is recorded when the book value is greater than the recoverable amount. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. In evaluating the impairment, the assets are grouped at the lowest level for which cash flows are separately identifiable (CGUs). Non-financial assets other than goodwill that have suffered an impairment loss are reviewed if there are indicators of reverse losses at each reporting date.

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2.9.	Financial assets

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit and loss and loans and receivables. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at the time of initial recognition, which occurs on the date of transaction.

(a)	Financial assets at fair value through profit and loss

Financial assets at fair value through profit and loss are financial instruments held for trading and those which have been designated at fair value through profit or loss in their initial classification. A financial asset is classified in this category if acquired mainly for the purpose of being sold in the near future or when these assets are managed and measured using fair value. Derivatives are also classified as held for trading unless they are designated as hedges. The financial assets in this category and have been designated initial recognition through profit or loss, are classified as Cash and cash equivalents and Other current financial assets and those designated as instruments held for trading are classified as Other current and non-current financial assets.

(b)	Loans and receivables

Loans and receivables are non-derivative financial instruments with fixed or determinable payments not traded on an active market. These items are classified in current assets except for those with maturity over 12 months from the date of the consolidated statement of financial position, which are classified as non-current assets. Loans and receivables are included in trade and other accounts receivable in the consolidated statement of financial position (Note 2.12).

The regular purchases and sales of financial assets are recognized on the trade date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or losses are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

The financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest rate method.

At the date of each consolidated statement of financial position, the Company assesses if there is objective evidence that a financial asset or group of financial assets may have suffered an impairment loss.

2.10.	Derivative financial instruments and hedging activities

Derivatives are booked initially at fair value on the date the derivative contracts are signed and later they continue to be valued at their fair value. The method for booking the resultant loss or gain depends on whether the derivative has been designated as a hedging instrument and if so, the nature of the item hedged. The Company designates certain derivatives as:

(a)         Hedge of the fair value of recognized assets (fair value hedge);

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(b)         Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(c)         Derivatives that do not qualify for hedge accounting.

The Company documents, at the inception of each transaction, the relationship between the hedging instrument and the hedged item, as well as its objectives for managing risk and the strategy for carrying out various hedging transactions. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.
Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Fair value hedges

Changes in the fair value of designated derivatives that qualify as fair value hedges are shown in the consolidated statement of income, together with any change in the fair value of the asset or liability hedged that is attributable to the risk being hedged.

(b)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income under Other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss.

In case of variable interest-rate hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to results within financial costs at the same time the associated debts accrue interest.

For fuel price hedges, the amounts shown in the statement of Other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

For foreign currency hedges, the amounts recognized in the statement of Other comprehensive income are reclassified to income as deferred revenue resulting from the use of points, are recognized as Income.

When hedging instruments mature or are sold or when they do not meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized. When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income as “Other gains (losses)”.

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(c)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.11.	Inventories

Inventories, detailed in Note 10, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.12.	Trade and other accounts receivable

Trade accounts receivable are shown initially at their fair value and later at their amortized cost in accordance with the effective interest rate method, less the allowance for impairment losses. An allowance for impairment loss of trade accounts receivable is made when there is objective evidence that the Company will not be able to recover all the amounts due according to the original terms of the accounts receivable.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor is entering bankruptcy or financial reorganization and the default or delay in making payments are considered indicators that the receivable has been impaired. The amount of the provision is the difference between the book value of the assets and the present value of the estimated future cash flows, discounted at the original effective interest rate. The book value of the asset is reduced by the amount of the allowance and the loss is shown in the consolidated statement of income in Cost of sales. When an account receivable is written off, it is charged to the allowance account for accounts receivable.

2.13.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments.

2.14.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.15.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

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2.16.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement| costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.17.	Current and deferred taxes

The expense by current tax is comprised of income and deferred taxes.

The charge for current tax is calculated based on tax laws in force on the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated using the liability method, on the temporary differences arising between the tax bases of assets and liabilities and their book values. However, if the temporary differences arise from the initial recognition of a liability or an asset in a transaction different from a business combination that at the time of the transaction does not affect the accounting result or the tax gain or loss, they are not booked. The deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the consolidated financial statements close, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized when it is probable that there will be sufficient future tax earnings with which to compensate the temporary differences.

The tax (current and deferred) is recognized in income by function, unless it relates to an item recognized in Other comprehensive income, directly in equity or from business combination. In that case the tax is also recognized in Other comprehensive income, directly in income by function or goodwill, respectively.

2.18.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period, is recorded as a liability with charge to remuneration.

16

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and taking into account estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

2.19.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or implicit obligation as a result of past events;

(ii)	It is probable that payment is going to be necessary to settle an obligation; and

(iii)	The amount has been reliably estimated.

2.20.	Revenue recognition

Revenues include the fair value of the proceeds received or to be received on sales of goods and rendering services in the ordinary course of the Company’s business. Revenues are shown net of refunds, rebates and discounts.

(a)	Rendering of services

(i)	Passenger and cargo transport

The Company shows revenue from the transportation of passengers and cargo once the service has been provided.

Consistent with the foregoing, the Company presents the deferred revenues, generated by anticipated sale of flight tickets and freight services, in heading Other non - financial liabilities in the Statement of Financial Position.

(ii)	Frequent flyer program

The Company currently has a frequent flyer programs, whose objective is customer loyalty through the delivery of kilometers or points fly whenever the programs holders make certain flights, use the services of entities registered with the program or make purchases with an associated credit card. The kilometers or points earned can be exchanged for flight tickets or other services of associated entities.

17

The consolidated financial statements include liabilities for this concept (deferred income), according to the estimate of the valuation established for the kilometers or points accumulated pending use at that date, in accordance with IFRIC 13: Customer loyalty programs.

(iii)	Other revenues

The Company records revenues for other services when these have been provided.

(b)	Dividend income

Dividend income is booked when the right to receive the payment is established.

2.21.	Leases

(a)	When the Company is the lessee – financial lease

The Company leases certain Property, plant and equipment in which it has substantially all the risk and benefits deriving from the ownership; they are therefore classified as financial leases. Financial leases are initially recorded at the lower of the fair value of the asset leased and the present value of the minimum lease payments.

Every lease payment is separated between the liability component and the financial expenses so as to obtain a constant interest rate over the outstanding amount of the debt. The corresponding leasing obligations, net of financial charges, are included in Other financial liabilities. The element of interest in the financial cost is charged to the consolidated statement of income over the lease period so that it produces a constant periodic rate of interest on the remaining balance of the liability for each year. The asset acquired under a financial lease is depreciated over its useful life and is included in Property, plant and equipment.

(b)	When the Company is the lessee – operating lease

Leases, in which the lessor retains an important part of the risks and benefits deriving from ownership, are classified as operating leases. Payments with respect to operating leases (net of any incentive received from the lessor) are charged in the consolidated statement of income on a straight-line basis over the term of the lease.

2.22.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.23.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

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In case of own aircraft or under financial leases, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft under operating leases, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some leases establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with the maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.24.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk, and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For this, the Administration monitors the evolution of price levels and rates, and quantifies their risk exposures (Value at Risk), and develops and implements hedging strategies.

(i)	Fuel-price risk:

Exposition:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

19

Mitigation:

To cover the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, being possible use West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and are highly liquid.

Fuel Hedging Results:

During the period ended at December 31, 2016, the Company recognized losses of US$ 48.0 million on fuel derivative. During the same period of 2015, the Company recognized losses of US$ 239.4 million for the same reason.

At December 31, 2016, the market value of its fuel positions amounted to US$ 8.1 million (positive). At December 31, 2015, this market value was US$ 56.4 million (negative).

The following tables show the level of hedge for different periods:

Positions as of December 31, 2016 (*)	Maturities
	Q117	Q217	Total
Percentage of the hedge of expected consumption value	21%	16%	18%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2015 (*)	Maturities
	Q116	Q216	Q316	Q416	Total
Percentage of the hedge of expected consumption value	63%	27%	27%	11%	32%

(*) The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions they are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity analysis of the financial instruments according to reasonable changes in the fuel price and their effect on equity. The term of the projection was defined until the end of the last current fuel hedge contract, being the last business day of the last quarter of 2017.

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The calculations were made considering a parallel movement of US$ 5 per barrel in the curve of the BRENT and JET crude futures benchmark price at the end of September 2016 and the end of December, 2015.

	Positions as of December 31, 2016	Positions as of December 31, 2015
Benchmark price	effect on equity	effect on equity
(US$ per barrel)	(millions of US$)	(millions of US$)

+5	+3.12	+5.41
-5	-4.78	-2.78

Given the fuel hedge structure during the year 2016, which considers a hedge-free portion, a vertical fall by 5 dollars in the JET benchmark price (the monthly daily average), would have meant an impact of approximately US$ 116.3 million in the cost of total fuel consumption for the same period. For the year 2016, a vertical rise by 5 dollars in the JET benchmark price (the monthly daily average) would have meant an impact of approximately US$ 114.5 million of increased fuel costs.

(ii)	Foreign exchange rate risk:

Exposition:

The functional and presentation currency of the Financial Statements of the Parent Company is the United States dollar, so the risk of Transactional exchange rate and Conversion arises mainly from its own operating activities of the business, strategic and accounting of the Company are denominated in a different currency than the functional currency.

LATAM Subsidiaries are also exposed to currency risk that impacts the consolidated results of the Company.

Most currency exposure of LATAM comes from the concentration of business in Brazil, which are mostly denominated in Brazilian Real (BRL), being actively managed by the company.

Additionally, the company manages the economic exposure to operating revenues in Pound Sterling (GBP).

In lower concentrations the Company is therefore exposed to fluctuations in others currencies, such as: Euro, Australian Dollar, Colombian Peso, Chilean Peso, Argentine Peso, Paraguayan Guaraní, Mexican Peso, Peruvian Sol and New Zealand Dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting derivative instruments or through natural hedges or execution of internal operations.

FX Hedging Results:

With the aim of reducing exposure to exchange rate risk on operating cash flows in 2016 and 2017, and secure the operating margin, LATAM and TAM conduct hedging through FX derivatives.

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At December 31, 2016, the market value of its FX positions amounted to US$ 1.1 million (negative). At end of December 2015 the market value was of US$ 8.0 million (positive).

During the period ended at December 31, 2016 the Company recognized losses of US$ 40.3 million on hedging FX. During the same period of 2015 the Company recognized gains of US$ 19.0 million on hedging FX.

At end of December 2016, the Company has contracted FX derivatives for US$ 60 million to BRL and US$ 10 million to GBP. At end of December 2015, the Company had contracted FX for US$ 270 million to BRL, US$ 30 million to EUR and US$ 15 million to GBP.

Sensitivity analysis:

A depreciation of exchange rate R$/ US$ and US$/GBP, affects negatively the Company for a rise of its costs in US$, however, it also affects positively the value of contracted derivate positions.

The FX derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The following table presents the sensitivity of derivative FX Forward instruments agrees with reasonable changes to exchange rate and its effect on equity. The projection term was defined until the end of the last current contract hedge, being the last business day of the first quarter of 2017:

Appreciation (depreciation)*	Effect at December 31, 2016	Effect at December 31, 2015
of R$ /GBP	Millions of US$	Millions of US$

-10%	-1.02	-21.28
+10%	+3.44	+16.71

In the case of TAM S.A. which operates with the Brazilian Real as its functional currency, a large proportion of the company’s assets liabilities are expressed in United States Dollars. Therefore, this subsidiary’s profit and loss varies when its financial assets and liabilities, and its accounts receivable listed in dollars are converted to Brazilian Reals. This impact on profit and loss is consolidated in the Company.

In order to reduce the volatility on the financial statements of the Company caused by rises and falls in the R$/US$ exchange rate, the Company has contracted hedging derivatives has conducted transactions for to reduce the net US$ liabilities held by TAM S.A.

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The following table shows the variation of financial performance to appreciate or depreciate 10% exchange rate R$/US$:

Appreciation (depreciation)*	Effect at December 31, 2016	Effect at December 31, 2015
of R$/US$	Millons of US$	Millons of US$

-10%	+119.2	+67.6
+10%	-119.2	-67.6

(*) Appreciation (depreciation) of US$ regard to the covered currencies.

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 19).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries. The Goodwill generated in the Business combination is recognized as an asset of TAM S.A. and Subsidiaries in Brazilian real whose conversion to U.S. dollar also produces effects in Other comprehensive income.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at December 31, 2016	Effect at December 31, 2015
of R$/US$	Millions of US$	Millions of US$

-10%	+351.04	+296.41
+10%	-287.22	-242.52

(iii)	Interest -rate risk:

Exposition:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate ("ILC"), and the Interest Rate Term of Brazil ("TJLP").

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Mitigation:

In order to reduce the risk of an eventual rise in interest rates, the Company has signed interest-rate swap and call option contracts. Currently a 63% (71% at December 31, 2015) of the debt is fixed to fluctuations in interest rate.

Rate Hedging Results:

At December 31, 2016, the market value of the positions of interest rate derivatives amounted to US$ 17.2 million (negative). At end of December 2015 this market value was US$ 39.8 million (negative).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of December 31, 2016	Positions as of December 31, 2015
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	-32.16	-26.70
-100 basis points	+32.16	+26.70

Much of the current rate derivatives are registered for as hedges of cash flow, therefore, a variation in the exchange rate has an impact on the market value of derivatives, whose changes impact on the Company’s net equity.

The calculations were made increasing (decreasing) vertically 100 basis points of the three-month Libor futures curve, being both reasonably possible scenarios according to historical market conditions.

Increase (decrease)	Positions as of December 31, 2016	Positions as of December 31, 2015
futures curve	effect on equity	effect on equity
in libor 3 months	(millions of US$)	(millions of US$)

+100 basis points	+3.93	+8.71
-100 basis points	-4.03	-9.02

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

During the periods presented, the Company has no registered amounts by ineffectiveness in consolidated statement of income for this kind of hedging.

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(b)	Credit risk

Credit risk occurs when the counterparty to a financial agreement or instrument fails to discharge an obligation due or financial instrument, leading to a loss in market value of a financial instrument (only financial assets, not liabilities).

The Company is exposed to credit risk due to its operative and financial activities, including deposits with banks and financial institutions, investments in other kinds of instruments, exchange-rate transactions and the contracting of derivative instruments or options.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities in Brazil with travel agents).

As a way to mitigate credit risk related to financial activities, the Company requires that the counterparty to the financial activities remain at least investment grade by major Risk Assessment Agencies. Additionally the company has established maximum limits for investments which are monitored regularly.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and Other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

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One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents).The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company has no sufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operation, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, plus the financing needs, the Company requires liquid funds, defined as cash and cash equivalents plus other short term financial assets, to meet its payment obligations.

The liquid funds, the future cash generation and the capacity to obtain additional funding, through bond issuance and banking loans, will allow the Company to obtain sufficient alternatives to face its investment and financing future commitments.

The liquid funds balance as of December 31, 2016 is US$ 1,486 million (US$ 1,360 million at December 31, 2015), invested in short term instruments through financial high credit rating levels entities.

In addition to the liquid funds, the Company has access to short term credit line. As of December 31, 2016, LATAM has working capital credit lines with multiple banks and additionally has a US$ 325 million undrawn committed credit line (US$ 130 million at December 31, 2015).

26

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	75,212	-	-	-	-	75,212	75,000	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	-	52,675	-	-	-	52,675	50,381	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US$	30,193	-	-	-	-	30,193	30,000	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US$	40,191	-	-	-	-	40,191	40,000	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	US$	72,151	-	-	-	-	72,151	70,000	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US$	12,054	-	-	-	-	12,054	12,000	At Expiration	1.79	1.79

Obligations with the public

97.023.000-9	CORPBANCA	Chile	UF	20,808	61,112	63,188	16,529	-	161,637	153,355	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US$	-	14,579	31,949	-	-	46,528	42,500	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US$	145	199	28,911	-	-	29,255	28,911	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US$	1,497	4,308	160,556	-	-	166,361	158,194	Quarterly	3.55	3.55

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	518,125	-	626,875	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	11,728	30,916	65,008	33,062	3,760	144,474	138,417	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US$	13,805	56,324	142,178	141,965	376,894	731,166	628,118	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US$	35,896	107,830	287,878	288,338	411,076	1,131,018	1,056,345	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	25,833	79,043	206,952	200,674	733,080	1,245,582	967,336	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	20,224	61,020	164,077	166,165	184,053	595,539	548,168	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US$	5,857	17,697	47,519	48,024	26,448	145,545	138,574	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US$	3,163	9,568	25,752	26,117	27,270	91,870	85,990	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US$	1,551	4,712	12,693	12,891	13,857	45,704	42,754	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US$	18,563	55,592	147,357	146,045	230,747	598,304	532,608	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	6,147	18,599	31,640	31,833	48,197	136,416	117,263	Quarterly	3.86	3.86
0-E	NATIXIS	France	US$	14,779	44,826	116,809	96,087	206,036	478,537	422,851	Quarterly	2.60	2.57
0-E	PK AirFinance	U.S.A.	US$	2,265	6,980	19,836	25,610	3,153	57,844	54,787	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	US$	2,503	7,587	18,772	9,178	-	38,040	36,191	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,982	5,972	16,056	7,766	-	31,776	30,199	Monthly	2.49	2.49
0-E	INVESTEC	England	US$	1,880	10,703	25,369	25,569	23,880	87,401	72,202	Semiannual	5.67	5.67

Other guaranteed obligations

0-E	CREDIT AGRICOLE	France	US$	1,501	4,892	268,922	-	-	275,315	256,860	At Expiration	2.85	2.85

Financial leases

0-E	ING	U.S.A.	US$	5,889	17,671	34,067	12,134	-	69,761	63,698	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	US$	1,788	5,457	-	-	-	7,245	7,157	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	14,262	-	87,262	78,249	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,558	50,593	67,095	3,899	-	139,145	130,811	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US$	13,744	41,508	79,165	22,474	-	156,891	149,119	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US$	5,591	16,751	44,615	44,514	1,880	113,351	103,326	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,773	9,541	-	-	-	14,314	14,127	Quarterly	2.57	2.57
0-E	RRPF ENGINE	England	US$	-	-	8,248	8,248	12,716	29,212	25,274	Monthly	2.35	2.35

Other loans

0-E	BOEING	U.S.A.	US$	163	320	26,214	-	-	26,697	26,214	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US$	25,802	77,795	207,001	103,341	-	413,939	370,389	Quarterly	6.00	6.00

Hedging derivatives

-	OTHERS	-	US$	7,364	15,479	7,846	-	-	30,689	-	-	0.00	0.00

	Total			508,683	944,749	2,476,840	2,002,850	2,303,047	8,236,169	7,257,368

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

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Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	179	493	1,315	1,314	54	3,355	2,882	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A.	US$	1,528	203,150	-	-	-	204,678	200,000	At Expiration	3.39	3.14

Obligation with the public

0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	352,938	83,750	562,813	-	999,501	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,733	7,698	20,522	8,548	-	39,501	35,448	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A.	US$	120	165	-	-	-	285	282	Monthly	2.50	2.50
0-E
	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,852	5,098	-	-	-	8,950	8,846	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	US$	592	1,552	-	-	-	2,144	2,123	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	US$	4,290	7,837	22,834	40,968	41,834	117,763	107,443	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	833	2,385	6,457	6,542	-	16,217	14,754	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,875	32,116	85,995	171,553	-	301,539	279,335	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	380	1,161	35	-	-	1,576	1,031	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	225	-	-	-	-	225	222	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	146	465	176	-	-	787	519	Monthly	13.63	13.63

	Total			26,753	615,058	221,084	791,738	41,888	1,696,521	1,452,885

28

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables

-	OTHERS	OTHERS	US$	549,897	21,215	-	-	-	571,112	571,112	-	-	-
			CLP	48,842	(30)	-	-	-	48,812	48,812	-	-	-
			BRL	346,037	27	-	-	-	346,064	346,064	-	-	-
			Other currencies	140,471	11,467	-	-	-	151,938	151,938	-	-	-
Accounts payable to related parties currents
0-E	Consultoría Administrativa Profesional S.A. de C.V.	Mexico	MXN	170	-	-	-	-	170	170	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	46	-	-	-	-	46	46	-	-	-
0-E	TAM Aviação Executiva e Taxi Aéreo S.A.	Brazil	BRL	28	-	-	-	-	28	28	-	-	-
65.216.000-K	Comunidad Mujer	Chile	CLP	13	-	-	-	-	13	13	-	-	-
78.591.370-1	Bethia S.A. y Filiales	Chile	CLP	6	-	-	-	-	6	6	-	-	-
79.773.440-3	Transportes San Felipe S:A.	Chile	CLP	4	-	-	-	-	4	4	-	-	-
0-E	Inversora Aeronáutica Argentina	Argentina	US$	2	-	-	-	-	2	2	-	-	-

	Total			1,085,516	32,679	-	-	-	1,118,195	1,118,195

	Total consolidated			1,620,952	1,592,486	2,697,924	2,794,588	2,344,935	11,050,885	9,828,448

29

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.032.000-8	BBVA	Chile	US$	100,253	-	-	-	-	100,253	100,000	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,363	-	-	-	-	100,363	100,000	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,172	-	-	-	-	55,172	55,000	At Expiration	1.05	1.05
97.004.000-5	BANCO DE CHILE	Chile	US$	50,059	-	-	-	-	50,059	50,000	At Expiration	1.42	1.42
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,133	-	-	-	-	70,133	70,000	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,020	-	-	-	-	12,020	12,000	At Expiration	0.66	0.66

Bank loans

97.023.000-9	CORPBANCA	Chile	UF	19,873	58,407	112,252	35,953	-	226,485	211,135	Quarterly	4.18	4.18
0-E	BANCO BLADEX	U.S.A.	US$	-	9,702	30,526	15,514	-	55,742	50,000	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	146	430	154,061	-	-	154,637	153,514	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	1,053	-	226,712	-	-	227,765	226,712	Quarterly	2.24	2.24

Obligations with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	-	36,250	72,500	554,375	-	663,125	500,000	At Expiration	7.77	7.25

Guaranteed obligations

0-E	CREDIT AGRICOLE	Francia	US$	31,813	92,167	210,541	55,381	12,677	402,579	389,027	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	9,899	29,975	82,094	83,427	148,904	354,299	319,397	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	35,636	106,990	285,967	286,959	554,616	1,270,168	1,180,751	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	6,110	69,232	135,334	133,363	539,019	883,058	675,696	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	19,478	58,741	158,957	162,459	266,273	665,908	617,002	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,585	16,848	45,653	46,740	50,124	164,950	159,669	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,992	9,035	24,541	25,214	39,930	101,712	96,954	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,471	4,445	12,079	12,431	20,099	50,525	48,142	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	18,643	55,824	147,994	146,709	303,600	672,770	591,039	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	5,923	17,881	39,185	30,729	63,268	156,986	136,698	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	13,740	41,730	115,026	100,617	249,194	520,307	469,423	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,590	4,790	12,908	13,112	25,175	57,575	53,583	Quarterly	2.40	1.59
0-E	PK AirFinance	U.S.A.	US$	2,172	6,675	18,928	20,812	18,104	66,691	62,514	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	728	2,232	5,684	4,131	1,658	14,433	13,593	Quarterly	2.45	2.45

Other guaranteed obligations

0-E	DVB BANK SE	U.S.A.	US$	8,225	24,695	-	-	-	32,920	32,492	Quarterly	2.32	2.32

Financial leases

0-E	ING	U.S.A.	US$	9,214	26,054	41,527	28,234	-	105,029	94,998	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,711	5,236	7,216	-	-	14,163	13,955	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	6,083	18,250	48,667	38,596	-	111,596	97,383	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	17,556	52,674	115,934	23,211	-	209,375	192,914	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	11,368	34,292	86,206	31,782	-	163,648	153,107	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	5,594	16,768	44,663	44,565	24,125	135,715	121,628	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,732	14,225	14,269	-	-	33,226	32,567	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	703	2,756	-	-	-	3,459	2,770	Monthly	1.41	1.41

Other loans

0-E	BOEING	U.S.A.	US$	655	533	151,362	-	-	152,550	151,362	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	25,820	77,850	207,190	206,749	-	517,609	450,000	Quarterly	6.00	6.00

Hedging derivatives

-	OTROS	-	US$	12,232	33,061	40,986	3,688	16	89,983	85,653	-	0.00	0.00

	Total			668,745	927,748	2,648,962	2,104,751	2,316,782	8,666,988	7,770,678

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

30

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	181	493	1,315	1,314	712	4,015	3,353	Monthly	6.01	6.01

Obligation with the public

0-E	BANK OF NEW YORK	U.S.A.	US$	440	65,321	397,785	86,590	521,727	1,071,863	800,000	At Expiration	8.17	8.00

Financial leases

0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	2,771	7,700	20,527	18,808	-	49,806	43,505	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,715	11,054	21,830	15,730	-	52,329	49,995	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE -CIB	France	US$	4,542	-	-	-	-	4,542	4,500	Quarterly/Semiannual	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	123	361	284	-	-	768	755	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,834	11,437	9,050	-	-	24,321	23,761	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,345	6,879	15,973	12,429	-	38,626	36,899	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	4,338	7,812	22,635	23,030	70,925	128,740	115,020	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,428	21,992	-	-	-	23,420	23,045	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	520	1,386	3,198	14,567	-	19,671	18,368	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	11,993	31,874	85,695	214,612	-	344,174	312,486	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	267	846	1,230	-	-	2,343	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	188	564	188	-	-	940	882	Monthly	10.02	10.02
0-E	SOCIÉTÉ GÉNÉRALE	France	BRL	104	330	626	-	-	1,060	775	Monthly	14.14	14.14

	Total			37,789	168,049	580,336	387,080	593,364	1,766,618	1,435,072

31

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Trade and other accounts payables
-	OTHERS	OTHERS	US$	442,320	14,369	-	-	-	456,689	456,689	-	-	-
			CLP	39,823	114	-	-	-	39,937	39,937	-	-	-
			BRL	301,569	16	-	-	-	301,585	301,585	-	-	-
			Others currencies	218,347	9,016	-	-	-	227,363	227,363	-	-	-

Accounts payable to related parties currents
65.216.000-K	COMUNIDAD MUJER	Chile	CLP	10	-	-	-	-	10	10	-	-	-
78.591.370-1	BETHIA S.A. Y FILIALES	Chile	CLP	5	-	-	-	-	5	5	-	-	-
78.997.060-2	Viajes Falabella Ltda.	Chile	CLP	68					68	68	-	-	-
0-E	Consultoría Administrativa Profesional	Mexico	MXN	342	-	-	-	-	342	342	-	-	-
0-E	INVERSORA AERONÁUTICA ARGENTINA	Argentina	US$	22	-	-	-	-	22	22	-	-	-

	Total			1,002,506	23,515	-	-	-	1,026,021	1,026,021

	Total consolidated			1,709,040	1,119,312	3,229,298	2,491,831	2,910,146	11,459,627	10,231,771

32

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions. The Company has margin facilities with each financial institution in order to regulate the mutual exposure produced by changes in the market valuation of the derivatives.

At the end of 2015, the Company provided US$ 49.6 million in derivative margin guarantees, for cash and stand-by letters of credit. At December 31, 2016, the Company had provided US$ 30.2 million in guarantees for Cash and cash equivalent and stand-by letters of credit. The decrease was due at: i) maturity of hedge contracts, ii) acquire of new fuel purchase contracts, and iii) changes in fuel prices, exchange rate and interest rates.

3.2.	Capital risk management

The Company’s objectives, with respect to the management of capital, are (i) to comply with the restrictions of minimum equity and (ii) to maintain an optimal capital structure.

The Company monitors its contractual obligations and the regulatory limitations in the different countries where the entities of the group are domiciled to assure they meet the limit of minimum net equity, where the most restrictive limitation is to maintain a positive net equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to assure the Company has adequate sources of funding to generate the cash requirement to face its investment and funding future commitments.

The Company international credit rating is the consequence of the Company capacity to face its long terms financing commitments. As of December 31, 2016 the Company has an international long term credit rating of BB- with negative outlook by Standard & Poor’s, a B+ rating with negative outlook by Fitch Ratings and a B1 rating with stable outlook by Moody’s.

3.3.	Estimates of fair value.

At December 31, 2016, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Hedge Instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

33

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent),

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2016				As of December 31, 2015
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Assets
Cash and cash equivalents	15,522	15,522	-	-	26,600	26,600	-	-
Short-term mutual funds	15,522	15,522	-	-	26,600	26,600	-	-

Other financial assets, current	548,402	536,991	11,411	-	622,963	606,385	16,578	-
Fair value of fuel derivatives	10,088	-	10,088	-	6,293	-	6,293	-
Fair value of foreign currency derivatives	1,259	-	1,259	-	9,888	-	9,888	-
Interest accrued since the last payment date of Cross Currency Swap	64	-	64	-	397	-	397	-
Private investment funds	536,991	536,991	-	-	448,810	448,810	-	-
Domestic and foreign bonds	-	-	-	-	157,575	157,575	-	-

Liabilities
Other financial liabilities, current	24,881	-	24,881	-	134,089	-	134,089	-
Fair value of interest rate derivatives	9,579	-	9,579	-	33,518	-	33,518	-
Fair value of fuel derivatives	-	-	-	-	39,818		39,818
Fair value of foreign currency derivatives	13,155	-	13,155	-	56,424	-	56,424	-
Interest accrued since the last payment date of Currency Swap	2,147	-	2,147	-	4,329	-	4,329	-
Interest rate derivatives not recognized as a hedge	-	-	-	-	-		-

Other financial liabilities, non current	6,679	-	6,679	-	16,128	-	16,128	-
Fair value of interest rate derivatives	6,679	-	6,679	-	16,128	-	16,128	-

34

Additionally, at December 31, 2016, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2016		As of December 31, 2015
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	933,805	933,805	726,897	726,897
Cash on hand	8,630	8,630	10,656	10,656
Bank balance	255,746	255,746	255,421	255,421
Overnight	295,060	295,060	267,764	267,764
Time deposits	374,369	374,369	193,056	193,056
Other financial assets, current	164,426	164,426	28,385	28,385
Other financial assets	164,426	164,426	28,385	28,385

Trade and other accounts receivable current	1,107,889	1,107,889	796,974	796,974
Accounts receivable from related entities	554	554	183	183
Other financial assets, non current	102,125	102,125	89,458	89,458
Accounts receivable	8,254	8,254	10,715	10,715

Other financial liabilities, current	1,814,647	2,022,290	1,510,146	1,873,552
Trade and other accounts payables	1,593,068	1,593,068	1,483,957	1,483,957
Accounts payable to related entities	269	269	447	447
Other financial liabilities, non current	6,790,273	6,970,375	7,516,257	7,382,221
Accounts payable, non-current	359,391	359,391	417,050	417,050

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of Other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

35

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record certain assets, liabilities, revenue, expenditure, and commitments. Basically, these estimates relate to:

(a)        Evaluation of possible losses through impairment of goodwill and intangible assets with an indefinite useful life.

As of December 31, 2016 goodwill amounted to ThUS$ 2,710,382 (ThUS$ 2,280,575 at December 31, 2015), while intangible assets with an indefinite useful life comprised airport slots for ThUS$ 978,849 (ThUS$ 816,987 at December 31, 2015), Loyalty Program for ThUS$ 326,262 (ThUS$ 272,312 at December 31, 2015) and Trademarks (*) for ThUS$ 52.981 at December 31, 2015.

At least once per year the Company verifies whether goodwill and intangible assets with an indefinite useful life have suffered any losses through impairment. For the purposes of this evaluation, the Company has identified two cash-generating units (CGUs): “Air transport” and “Multiplus loyalty and coalition program.” The book value of goodwill assigned to each CGU as of December 31, 2016, amounted to ThUS$ 2,176,634 and ThUS$ 533,748 (ThUS$ 1,835,088 and ThUS$ 445,487 at December 31, 2015), which included intangible assets with undefined useful life:

	Air Transport CGU		Coalition and loyalty Program Multiplus CGU
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Airport Slots	978,849	816,987	-	-
Trade marks (*)	-	52,981	-	-
Loyalty program	-	-	326,262	272,312

(*) At December 31, 2016, the Company has changed the estimated useful life of the brands from an indefinite useful life to a five-year period (See Note 15).

The recoverable value of these cash-generating units (CGUs) has been determined based on calculations of their value in use. The principal assumptions used by the management include: growth rate, exchange rate, discount rate, fuel prices, and other economic assumptions. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s internal planning. Therefore, management evaluates and updates the estimates on an annual basis, in light of conditions that affect these variables. The mainly assumptions used as well as, the corresponding sensitivity analyses are showed in Note 16.

36

(b)        Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

Residual values are estimated in accordance with the market value that these assets will have at the end of their useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, once a year. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2.8).

(c)        Recoverability of deferred tax assets

Deferred taxes are calculated in accordance with the liability method, applied over temporary differences that arise between the fiscal based of assets and liabilities, and their book value. Deferred tax assets for tax losses are recognized to the extent that the realization of the related tax benefit through future taxable profits is probable. The Company makes tax and financial projections to evaluate the realization of deferred tax asset over the course of time. Additionally, these projections are ensured to be consistent with those used to measure other long term assets. As of December 31, 2016 the company recognized deferred tax assets amounting to ThUS$ 384,580 (ThUS$ 376,595 at December 31, 2015), and had ceased to recognize deferred tax assets for tax losses amounting to ThUS$ 115,801 (ThUS$ 15,513 at December 31, 2015) (Note 18).

(d)        Air tickets sold that are not actually used.

The Company advance sales of tickets as deferred revenue. Revenue from ticket sales is recognized in the income statement when the service is provided or when the tickets expires unused, reducing the corresponding deferred revenue. The Company evaluates monthly the probability that tickets expiry unused, based on the history of used tickets. Changes in the exchange probability would have an impact our revenue in the year in which the change occurs and in future years. As of December 31, 2016, deferred revenue associated with air tickets sold amounted to ThUS$ 1,535,229 (ThUS$ 1,223,886 as of December 31, 2015). An hypothetical change of 1% in passenger behavior regarding to the ticket usage, - that is, if during the next six months after sells probability of used were 89% rather than 90%, as we consider, it would lead to a change in the expiry period from six to seven months, which, as of December 31, 2016, would have an impact of up to ThUS$ 20,000.

(e)        Valuation of loyalty points and kilometers granted to loyalty program members, pending usage.

37

As of December 31, 2016 and December 31, 2015, the Company operated the following loyalty programs: LATAM Pass, LATAM Fidelidade and Multiplus, with the objective of enhancing customer loyalty by offering points or kilometers (see Note 22).

When kilometers and points are redeemed for products and services other than the services provided by the Company, revenue is recognized immediately; when they are redeemed for air tickets on airlines from to LATAM Airlines Group S.A. and subsidiaries, revenue is deferred until the transport service is provided or the corresponding tickets expired.

Deferred revenue from loyalty programs at the closing date corresponds to the valuation of points and kilometers granted to loyalty program members, pending of use, and the probability to be redeemed.

According to IFRIC-13, kilometers and points value that the Company estimate are not likely to be redeemed (“breakage”), they recognize the associated value proportionally during the period in which the remaining kilometers or points are expected to be redeemed. The Company uses statistical models to estimate the breakage, based on historical redemption patterns Changes in the breakage would have a significant impact on our revenue in the year in which the change occurs and in future years.

As of December 31, 2016, deferred revenue associated with the LATAM Pass loyalty program amounted to ThUS$ 896,190 (ThUS$ 973,264 at December 31, 2015). As of December 31, 2016 a hypothetical change of 1% in the probability of usage would result in an impact of approximately ThUS$ 30,632 and ThUS$ 30,000 at the same period of 2015. Meanwhile, deferred revenue associated with the LATAM Fidelidade and Multiplus loyalty programs amounted to ThUS$ 392,107 (ThUS$ 452,264 at December 31, 2015). As of December 31, 2016 a hypothetical change of 2% in the probability of usage would result in an impact of approximately ThUS$ 14,639 and ThUS$ 11,755 at the same period of 2015.

The fair value of kilometers is determined by the Company based in its best estimate of the price at which they have been sold in the past. As of December 31, 2016 a hypothetical change of 1% in the fair value of the unused kilometers would result in an impact of approximately ThUS$ 8,400 and ThUS$ 8,800 at the same period of 2015.

(f)        Provisions needs, and their valuation when required

Known contingencies are recognized when: the Company has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. The Company applies professional judgment, experience, and knowledge to use available information to determine these values, in light of the specific characteristics of known risks. This process facilitates the early assessment and valuation of potential risks in individual cases or in the development of contingent eventualities.

(g)       Investment in subsidiary (TAM)

The management has applied its judgment in determining that LATAM Airlines Group S.A. controls TAM S.A. and Subsidiaries, for accounting purposes, and has therefore consolidated the financial statements.

38

The grounds for this decision are that LATAM issued ordinary shares in exchange for the majority of circulating ordinary and preferential shares in TAM, except for those TAM shareholders who did not accept the exchange, which were subject to a squeeze out, entitling LATAM to substantially all economic benefits generated by the LATAM Group, and thus exposing it to substantially all risks relating to the operations of TAM. This exchange aligns the economic interests of LATAM and all of its shareholders, including the controlling shareholders of TAM, thus insuring that the shareholders and directors of TAM shall have no incentive to exercise their rights in a manner that would be beneficial to TAM but detrimental to LATAM. Furthermore, all significant actions necessary of the operation of the airlines require votes in favor by the controlling shareholders of both LATAM and TAM.

Since the integration of LAN and TAM operations, the most critical airline operations in Brazil have been managed by the CEO of TAM while global activities have been managed by the CEO of LATAM, who is in charge of the operation of the LATAM Group as a whole and reports to the LATAM Board.

The CEO of LATAM also evaluates the performance of LATAM Group executives and, together with the LATAM Board, determines compensation. Although Brazilian law currently imposes restrictions on the percentages of voting rights that may be held by foreign investors, LATAM believes that the economic basis of these agreements meets the requirements of accounting standards in force, and that the consolidation of the operations of LAN and LATAM is appropriate.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

The Company has determined that it has two operating segments: the air transportation business and the coalition and loyalty program Multiplus.

The Air transport segment corresponds to the route network for air transport and it is based on the way that the business is run and managed, according to the centralized nature of its operations, the ability to open and close routes and reallocate resources (aircraft, crew, staff, etc..) within the network, which is a functional relationship between all of them, making them inseparable. This segment definition is the most common level used by the global airline industry.

The segment of loyalty coalition called Multiplus, unlike LATAM Pass and LATAM Fidelidade, is a frequent flyer programs which operate as a unilateral system of loyalty that offers a flexible coalition system, interrelated among its members, with 16.5 million of members, along with being a regulated entity with a separately business and not directly related to air transport.

39

For the periods ended			Coalition and
	Air		loyalty program
	transportation		Multiplus		Eliminations		Consolidated
	At December 31,		At December 31,		At December 31,		At December 31,
	2016	2015	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income from ordinary activities from external customers (*)	8,587,772	9,278,041	400,568	462,004	-	-	8,988,340	9,740,045
LAN passenger	4,104,348	4,241,918	-	-	-	-	4,104,348	4,241,918
TAM passenger	3,372,799	3,706,692	400,568	462,004	-	-	3,773,367	4,168,696
Freight	1,110,625	1,329,431	-	-	-	-	1,110,625	1,329,431
Income from ordinary activities from transactions with other operating segments	400,568	462,004	65,969	67,826	(466,537)	(529,830)	-	-
Other operating income	364,551	230,823	174,197	154,958	-	-	538,748	385,781
Interest income	27,287	21,818	58,380	63,647	(10,718)	(10,385)	74,949	75,080
Interest expense	(427,054)	(423,742)	-	-	10,718	10,385	(416,336)	(413,357)
Total net interest expense	(399,767)	(401,924)	58,380	63,647	-	-	(341,387)	(338,277)
Depreciation and amortization	(952,285)	(923,311)	(8,043)	(11,095)	-	-	(960,328)	(934,406)
Material non-cash items other than depreciation and amortization	10,069	(507,921)	(991)	1,893	-	-	9,078	(506,028)
Disposal of fixed assets and inventory losses	(82,734)	(20,932)	-	-	-	-	(82,734)	(20,932)
Doubtful accounts	(29,674)	(18,292)	(476)	611	-	-	(30,150)	(17,681)
Exchange differences	122,129	(469,178)	(478)	1,282	-	-	121,651	(467,896)
Result of indexation units	348	481	(37)	-	-	-	311	481
Income (loss) atributable to owners of the parents	(83,653)	(356,039)	152,873	136,765	-	-	69,220	(219,274)
Participation of the entity in the income of associates	-	37	-	-	-	-	-	37
Expenses for income tax	(92,476)	249,090	(70,728)	(70,707)	-	-	(163,204)	178,383
Segment profit / (loss)	(42,203)	(315,497)	152,873	136,765	-	-	110,670	(178,732)
Assets of segment	17,805,749	16,924,200	1,400,432	1,182,111	(7,987)	(4,893)	19,198,194	18,101,418
Amount of non-current asset additions	1,481,090	1,492,281	-	-	-	-	1,481,090	1,492,281
Property, plant and equipment	1,390,730	1,439,057	-	-	-	-	1,390,730	1,439,057
Intangibles other than goodwill	90,360	53,224	-	-	-	-	90,360	53,224
Segment liabilities	14,469,505	14,700,072	572,065	490,076	(28,680)	(26,278)	15,012,890	15,163,870
Purchase of non-monetary assets of segment	782,957	1,622,198	-	-	-	-	782,957	1,622,198

(*)  The Company does not have any interest revenue that should be recognized as income from ordinary activities by interest.

40

The Company’s revenues by geographic area are as follows:

	For the period ended
	At December 31,
	2016	2015
	ThUS$	ThUS$

Peru	627,215	681,340
Argentina	1,030,973	979,324
U.S.A.	933,130	1,025,475
Europe	714,436	723,062
Colombia	343,001	353,007
Brazil	2,974,234	3,464,297
Ecuador	198,171	238,500
Chili	1,512,570	1,575,519
Asia Pacific and rest of Latin America	654,610	699,521
Income from ordinary activities	8,988,340	9,740,045
Other operating income	538,748	385,781

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Cash on hand	8,630	10,656
Bank balances	255,746	255,421
Overnight	295,060	267,764
Total Cash	559,436	533,841

Cash equivalents
Time deposits	374,369	193,056
Mutual funds	15,522	26,600
Total cash equivalents	389,891	219,656
Total cash and cash equivalents	949,327	753,497

41

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	December 31,	December 31,
Currency	2016	2015
	ThUS$	ThUS$

Argentine peso	7,871	18,733
Brazilian real	97,401	106,219
Chilean peso	30,758	17,978
Colombian peso	4,336	14,601
Euro	1,695	10,663
US Dollar	780,124	564,214
Strong bolivar (*)	61	2,986
Other currencies	27,081	18,103
Total	949,327	753,497

(*)       At December 31, 2015, the Company reflected an exchange rate loss of ThUS$ 40,968 consequence change in the SICAD rate of Venezuela (13.5 VEF/US$) at the SIMADI rate equivalent to 198.70 VEF/US$.

As of December 31, 2016, the DICOM rate, which replaces SIMADI (February 2016), and to this date is 673.76 VEF/US$, Applied to cash and cash equivalents in VEF, represented a balance of ThUS$ 61 (ThUS$ 2,986 at December 31, 2015)

42

NOTE 7 - FINANCIAL INSTRUMENTS

7.1.       Financial instruments by category

As of December 31, 2016

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	933,805	-	-	15,522	949,327
Other financial assets, current (*)	164,426	11,411	-	536,991	712,828
Trade and others accounts receivable, current	1,107,889	-	-	-	1,107,889
Accounts receivable from related entities, current	554	-	-	-	554
Other financial assets, non current (*)	101,603	-	522	-	102,125
Accounts receivable, non current	8,254	-	-	-	8,254
Total	2,316,531	11,411	522	552,513	2,880,977

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other liabilities, current	1,814,647	24,881	1,839,528
Trade and others accounts payable, current	1,593,068	-	1,593,068
Accounts payable to related entities, current	269	-	269
Other financial liabilities, non-current	6,790,273	6,679	6,796,952
Accounts payable, non-current	359,391	-	359,391
Total	10,557,648	31,560	10,589,208

(*) The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

43

As of December 31, 2015

				Initial designation
	Loans		Held	as fair value
	and	Hedge	for	through
Assets	receivables	derivatives	trading	profit and loss	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	726,897	-	-	26,600	753,497
Other financial assets, current (*)	28,385	16,578	157,575	448,810	651,348
Trade and others accounts receivable, current	796,974	-	-	-	796,974
Accounts receivable from related entities, current	183	-	-	-	183
Other financial assets, non current (*)	88,820	-	638	-	89,458
Accounts receivable, non current	10,715	-	-	-	10,715
Total	1,651,974	16,578	158,213	475,410	2,302,175

	Other	Held
	financial	Hedge
Liabilities	liabilities	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other liabilities, current	1,510,146	134,089	1,644,235
Trade and others accounts payable, current	1,483,957	-	1,483,957
Accounts payable to related entities, current	447	-	447
Other financial liabilities, non-current	7,516,257	16,128	7,532,385
Accounts payable, non-current	417,050	-	417,050
Total	10,927,857	150,217	11,078,074

(*)      The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and loans and receivables corresponds to guarantees given.

44

7.2.       Financial instruments by currency

a)         Assets

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Cash and cash equivalents	949,327	753,497
Argentine peso	7,871	18,733
Brazilian real	97,401	106,219
Chilean peso	30,758	17,978
Colombian peso	4,336	14,601
Euro	1,695	10,663
US Dollar	780,124	564,214
Strong bolivar	61	2,986
Other currencies	27,081	18,103

Other financial assets (current and non-current)	814,953	740,806
Argentine peso	337	157,281
Brazilian real	686,501	449,934
Chilean peso	668	640
Colombian peso	1,023	1,670
Euro	6,966	614
US Dollar	117,346	128,620
Strong bolivar	76	22
Other currencies	2,036	2,025

Trade and other accounts receivable, current	1,107,889	796,974
Argentine peso	82,770	71,438
Brazilian real	551,260	191,037
Chilean peso	92,791	57,755
Colombian peso	16,454	13,208
Euro	21,923	30,006
US Dollar	312,394	344,153
Strong bolivar	43	7,225
Other currencies (*)	30,254	82,152

Accounts receivable, non-current	8,254	10,715
Brazilian real	4	521
Chilean peso	8,250	5,041
US Dollar	-	5,000
Other currencies (*)	-	153

Accounts receivable from related entities, current	554	183
Brazilian real	-	2
Chilean peso	554	181

Total assets	2,880,977	2,302,175
Argentine peso	90,978	247,452
Brazilian real	1,335,166	747,713
Chilean peso	133,021	81,595
Colombian peso	21,813	29,479
Euro	30,584	41,283
US Dollar	1,209,864	1,041,987
Strong bolivar	180	10,233
Other currencies	59,371	102,433

(*)       See the composition of the others currencies in Note 8 Trade, other accounts receivable and non-current accounts receivable.

b)         Liabilities

Liabilities information is detailed in the table within Note 3 Financial risk management.

45

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Trade accounts receivable	1,022,933	685,733
Other accounts receivable	170,264	182,028
Total trade and other accounts receivable	1,193,197	867,761
Less: Allowance for impairment loss	(77,054)	(60,072)
Total net trade and accounts receivable	1,116,143	807,689
Less: non-current portion – accounts receivable	(8,254)	(10,715)
Trade and other accounts receivable, current	1,107,889	796,974

The fair value of trade and other accounts receivable does not differ significantly from the book value.

The maturity of these accounts at the end of each period is as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Fully performing	896,040	577,902
Matured accounts receivable, but not impaired
Expired from 1 to 90 days	38,969	28,717
Expired from 91 to 180 days	9,303	10,995
More than 180 days overdue (*)	1,567	8,047
Total matured accounts receivable, but not impaired	49,839	47,759
Matured accounts receivable and impaired
Judicial, pre-judicial collection and protested documents	34,909	24,304
Debtor under pre-judicial collection process and portfolio sensitization	42,145	35,768
Total matured accounts receivable and impaired	77,054	60,072
Total	1,022,933	685,733

(*) Value of this segment corresponds primarily to accounts receivable that were evaluated in their ability to recover, therefore not requiring a provision.

46

Currency balances that make up the Trade and other accounts receivable and non-current accounts receivable are the following:

	As of	As of
	December 31,	December 31,
Currency	2016	2015
	ThUS$	ThUS$

Argentine Peso	82,770	71,438
Brazilian Real	551,264	191,558
Chilean Peso	101,041	62,796
Colombian peso	16,454	13,208
Euro	21,923	30,006
US Dollar	312,394	349,153
Strong bolivar	43	7,225
Other currency (*)	30,254	82,305
Total	1,116,143	807,689

(*) Other currencies
Australian Dollar	5,487	26,185
Chinese Yuan	271	4,282
Danish Krone	151	164
Pound Sterling	3,904	7,228
Indian Rupee	303	3,070
Japanese Yen	2,601	4,343
Norwegian Kroner	184	221
Swiss Franc	1,512	1,919
Korean Won	4,241	4,462
New Taiwanese Dollar	662	3,690
Other currencies	10,938	26,741
Total	30,254	82,305

The Company records allowances when there is evidence of impairment of trade receivables. The criteria used to determine that there is objective evidence of impairment losses are the maturity of the portfolio, specific acts of damage (default) and specific market signals.

Maturity	Impairment
Judicial and pre-judicial collection assets	100%
Over 1 year	100%
Between 6 and 12 months	50%

47

Movement in the allowance for impairment loss of Trade and other accounts receivables are the following:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
Periods	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	(71,042)	10,120	850	(60,072)
From January 1 to December 31, 2016	(60,072)	20,910	(37,892)	(77,054)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

Historic and current re-negotiations are not relevant and the policy is to analyze case by case in order to classify them according to the existence of risk, determining whether it is appropriate to re-classify accounts to pre-judicial recovery. If such re-classification is justified, an allowance is made for the account, whether overdue or falling due.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2016			As of December 31, 2015
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade accounts receivable	1,022,933	(77,054)	945,879	685,733	(60,072)	625,661
Other accounts receivable	170,264	-	170,264	182,028	-	182,028

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

48

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)       Accounts Receivable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2016
					ThUS$	ThUS$

78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	538	167
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	14	14
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Controller	Chile	CLP	2	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	-	2
	Total current assets				554	183

(b)       Accounts payable

					As of	As of
			Country		December 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2016	2015
					ThUS$	ThUS$

Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	MXN	170	342
65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	CLP	46	68
79.773.440-3	TAM Aviação Executiva e Taxi Aéreo S.A.	Related director	Brazil	BRL	28	-
65.216.000-K	Comunidad Mujer	Related director	Chile	CLP	13	10
78.591.370-1	Bethia S.A. and Subsidiaries	Related director	Chile	CLP	6	5
79.773.440-3	Transportes San Felipe S.A	Common property	Chile	CLP	4	-
Foreign	Inversora Aeronaútica Argentina	Related director	Argentina	US$	2	22
	Total current liabilities				269	447

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties. The transaction times are between 30 and 45 days, and the nature of settlement of the transactions is monetary.

49

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Technical stock	191,864	192,930
Non-technical stock	49,499	31,978
Total	241,363	224,908

The items included in this heading are spare parts and materials that will be used mainly in consumption in in-flight and maintenance services provided to the Company and third parties, which are valued at average cost, net of provision for obsolescence, as per the following detail:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Provision for obsolescence Technical stock	31,647	13,303
Provision for obsolescenceNon-technical stock	3,429	2,589
Total	35,076	15,892

As of December 31, 2016, the Company recorded ThUS$ 167,365 (ThUS$ 160,030 at December 31, 2015) within the income statement, mainly due to in-flight consumption and maintenance, which forms part of Cost of sales.

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NOTE 11 - OTHER FINANCIAL ASSETS

The composition of Other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Other financial assets

Private investment funds	536,991	448,810	-	-	536,991	448,810
Deposits in guarantee (aircraft)	16,819	16,532	56,846	58,483	73,665	75,015
Guarantees for margins of derivatives	939	4,456	-	-	939	4,456
Other investments	-	-	522	638	522	638
Domestic and foreign bonds	-	157,575	-	-	-	157,575
Other guarantees given	140,733	6,160	44,757	30,337	185,490	36,497
Other	5,935	1,237	-	-	5,935	1,237

Subtotal of other financial assets	701,417	634,770	102,125	89,458	803,542	724,228

(b) Hedging assets

Interest accrued since the last payment date of Cross currency swap	64	397	-	-	64	397
Fair value of foreign currency derivatives (*)	1,259	9,888	-	-	1,259	9,888
Fair value of fuel price derivatives	10,088	6,293	-	-	10,088	6,293

Subtotal of hedging assets	11,411	16,578	-	-	11,411	16,578

Total Other Financial Assets	712,828	651,348	102,125	89,458	814,953	740,806

(*)	The foreign currency derivatives correspond to forward and combination of options.

The types of derivative hedging contracts maintained by the Company at the end of each period are described in Note 19.

51

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of Other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

(a) Advance payments

Aircraft leases	37,560	33,305	14,065	22,569	51,625	55,874
Aircraft insurance and other	14,717	12,408	-	-	14,717	12,408
Others	4,521	16,256	1,573	33,781	6,094	50,037
Subtotal advance payments	56,798	61,969	15,638	56,350	72,436	118,319

(b) Other assets

Aircraft maintenance reserve (*)	51,576	99,112	90,175	64,366	141,751	163,478
Sales tax	102,351	158,134	40,232	45,061	142,583	203,195
Other taxes	500	4,295	-	-	500	4,295
Contributions to Société Internationale de Télécommunications Aéronautiques ("SITA")	406	505	591	547	997	1,052
Judicial deposits	-	-	90,604	67,980	90,604	67,980
Others	611	6,001	104	1,159	715	7,160
Subtotal other assets	155,444	268,047	221,706	179,113	377,150	447,160
Total Other Non - Financial Assets	212,242	330,016	237,344	235,463	449,586	565,479

(*) Aircraft maintenance reserves reflect prepayment deposits made by the group to lessors of certain aircraft under operating lease agreements in order to ensure that funds are available to support the scheduled heavy maintenance of the aircraft.

These amounts are calculated based on performance measures, such as flight hours or cycles, are paid periodically (usually monthly) and are contractually required to be repaid to the lessee upon the completion of the required maintenance of the leased aircraft. At the end of the lease term, any unused maintenance reserves are either returned to the Company in cash or used to offset amounts that we may owe the lessor as a maintenance adjustment.

In some cases (five lease agreements), if the maintenance cost incurred by LATAM is less than the corresponding maintenance reserves, the lessor is entitled to retain those excess amounts at the time the heavy maintenance is performed. The Company periodically reviews its maintenance reserves for each of its leased aircraft to ensure that they will be recovered, and recognizes an expense if any such amounts are less than probable of being returned. Since the acquisition of TAM in June 2012, the cost of aircraft maintenance has been higher than the related maintenance reserves for all aircraft.

As of December 31, 2016, LATAM had ThUS$ 141,751 in maintenance reserves (ThUS$ 163,478 at December 31, 2015), corresponding to two aircraft with contracts that establish periodic payments and whose expiration date is in 2017 and 21 aircraft that maintains remaining balances, which will be liquidated in the next maintenance or return.

Aircraft maintenance reserves are classified as current or non-current depending on the dates when the related maintenance is expected to be performed (Note 2.23)

52

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and in disposal groups held for sale at December 31, 2016 and December 31, 2015 are detailed below:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Current assets

Aircraft	281,158	263
Engines and rotables	29,083	1,697
Other assets	26,954	-
Total	337,195	1,960

Current liabilities
Other liabilities	10,152	-
Total	10,152	-

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets were determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

(a)	Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale

In the period ended December 31, 2016, two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 aircraft, two Boeing 777 aircraft, eight A330 spare engines, A330 rotables and two buildings were reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During the period ended December 31, 2016, two Airbus A319 aircraft, one Airbus A320 aircraft and two Airbus A330 aircraft were sold. Additionally an A330 spare engine and D200 rotables were sold.

As a result, an adjustment of US $ 55 million was recorded to write down these assets to their net

53

The detail of fleet classified as non-current assets or groups of assets for disposal classified as held for sale is the following:

	As of		As of
	December 31,		December 31,
Aircraft	2016		2015

Boeing 777 Freighter	2	(*)	-
Airbus A330-200	4		-
Airbus A320-200	1		-
ATR42-300	1		1

Total	8		1

(*) One aircraft leased to DHL.

NOTE 14 - INVESTMENTS IN SUBSIDIARIES"

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries and summarized financial information:

			Ownership
			As of	As of
	Country of	Functional	December 31,	December 31,
Name of significant subsidiary	incorporation	currency	2016	2015
			%	%

Lan Perú S.A.	Peru	US$	70.00000	70.00000
Lan Cargo S.A.	Chile	US$	99.89803	99.89803
Lan Argentina S.A.	Argentina	ARS	95.85660	94.99055
Transporte Aéreo S.A.	Chile	US$	99.89804	99.89804
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.19056	99.01646
TAM S.A.	Brazil	BRL	99.99938	99.99938

The consolidated subsidiaries do not have significant restrictions for transferring funds to controller.

54

Summary financial information of significant subsidiaries

							Results for the period
	Statement of financial position as of December 31, 2016						ended December 31, 2016
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	306,111	283,691	22,420	294,912	293,602	1,310	967,787	(2,164)
Lan Cargo S.A.	480,908	144,309	336,599	239,728	211,395	28,333	266,296	(24,813)
Lan Argentina S.A.	216,331	194,306	22,025	200,172	197,330	2,842	371,896	(29,572)
Transporte Aéreo S.A.	340,940	36,986	303,954	124,805	59,668	65,137	297,247	8,206
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	89,667	56,064	33,603	81,101	75,985	5,116	219,676	(1,281)
Aerovías de Integración Regional,
AIRES S.A.	129,734	55,132	74,602	85,288	74,160	11,128	277,503	(13,675)
TAM S.A. (*)	5,287,286	1,794,189	3,493,097	4,710,308	2,837,620	1,872,688	4,145,951	2,107

							Results for the period
	Statement of financial position as of December 31, 2015						ended December 31, 2015
	Total	Current	Non-current	Total	Current	Non-current		Net
Name of significant subsidiary	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities	Revenue	Income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Lan Perú S.A.	255,691	232,547	23,144	240,938	239,521	1,417	1,078,992	5,068
Lan Cargo S.A.	483,033	159,294	323,739	217,037	147,423	69,614	278,117	(74,408)
Lan Argentina S.A.	195,756	180,558	15,198	170,384	168,126	2,258	443,317	9,432
Transporte Aéreo S.A.	331,117	41,756	289,361	122,666	44,495	78,171	324,464	5,878
Aerolane Líneas Aéreas Nacionales del Ecuador S.A.	126,001	80,641	45,360	116,153	111,245	4,908	246,402	(1,278)
Aerovías de Integración Regional,
AIRES S.A.	130,039	62,937	67,102	75,003	64,829	10,174	291,354	(34,079)
TAM S.A. (*)	4,711,316	1,350,377	3,360,939	4,199,223	1,963,400	2,235,823	4,597,611	(183,812)

(*) Corresond to consolidated information of TAM S.A. and Subsidiaries.

55

(b)	Non-controlling interest

			As of	As of	As of	As of
		Country	December 31,	December 31,	December 31,	December 31,
Equity	Tax No.	of origin	2016	2015	2016	2015
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	3,360	4,426
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10605	957	974
Promotora Aérea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	3,162	3,084
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	515	(1,386)
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	(311)	29
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	1	5
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	12	12
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(905)	(811)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.98307	436	540
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	1,104	1,256
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	80,313	72,884
Total					88,644	81,013

			As of	As of	For the period ended
		Country	December 31,	December 31,	December 31,
Incomes	Tax No.	of origin	2016	2015	2016	2015
			%	%	ThUS$	ThUS$

Lan Perú S.A	0-E	Peru	30.00000	30.00000	(649)	1,521
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10605	(7)	(69)
Promotora Aerea Latinoamericana S.A. and Subsidiaries	0-E	Mexico	51.00000	51.00000	96	1,349
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	0.70422	0.70422	364	281
Lan Argentina S.A.	0-E	Argentina	0.13440	1.00000	77	61
Americonsult de Guatemala S.A.	0-E	Guatemala	1.00000	1.00000	(4)	1
Americonsult Costa Rica S.A.	0-E	Costa Rica	1.00000	1.00000	-	5
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	10.00000	10.00000	(106)	14
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.80944	0.98307	(140)	(335)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	146	431
Multiplus S.A.	0-E	Brazil	27.26000	27.26000	41,673	37,283
Total					41,450	40,542

56

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	978,849	816,987	978,849	816,987
Loyalty program	326,262	272,312	326,262	272,312
Computer software	157,016	104,258	419,652	324,043
Developing software	91,053	74,887	91,053	74,887
Trademarks (1)	57,133	52,981	63,730	52,981
Other assets	-	-	808	808
Total	1,610,313	1,321,425	1,880,354	1,542,018

Movement in Intangible assets other than goodwill:

	Computer			Trademarks	Other
	software	Developing	Airport	and loyalty	assets
	Net	software	slots (2)	program (1) (2)	Net	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	126,797	74,050	1,201,028	478,204	-	1,880,079
Additions	4,954	48,270	-	-	-	53,224
Withdrawals	(4,612)	(162)	-	(1)	-	(4,775)
Transfer software	28,726	(30,426)	-	-	-	(1,700)
Foreing exchange	(14,871)	(16,845)	(384,041)	(152,910)	-	(568,667)
Amortization	(36,736)	-	-	-	-	(36,736)
Closing balance as of December 31, 2015	104,258	74,887	816,987	325,293	-	1,321,425

Opening balance as of January 1, 2016	104,258	74,887	816,987	325,293	-	1,321,425
Additions	6,688	83,672	-	-	-	90,360
Withdrawals	(736)	(191)	-	-	-	(927)
Transfer software	85,029	(74,376)	-	-	-	10,653
Foreing exchange	5,689	7,061	161,862	64,447	-	239,059
Amortization	(43,912)	-	-	(6,345)	-	(50,257)
Closing balance as of December 31, 2016	157,016	91,053	978,849	383,395	-	1,610,313

(1)	After the extensive integration work following the combination between LAN and TAM, during which there has been solid progress in the homologation of the optimization processes of its air connections, in addition to the restructuring and modernization of the fleet of aircraft, the Company has resolved adopt a unique name and identity, and announce that the brand of the group will be LATAM ", which would unite all companies under a single image.

Given the above, we have proceeded to review the brands useful life, concluding that these should go from an indefinite to defined useful life. The estimated new useful life is 5 years, equivalent to the period for finishing all the image changes necessary.

(2)	See Note 2.5

57

The amortization of the period is shown in the consolidated statement of income in administrative expenses. The accumulated amortization of computer programs as of December 31, 2016 amounts to ThUS$ 270,041 (ThUS$ 220,593 at December 31, 2015).

NOTE 16 – GOODWILL

The Goodwill amount at December 31, 2016 is ThUS$ 2,710,382 (ThUS$ 2,280,575 at December 31, 2015). Movement of Goodwill separated by CGU it includes the following:

		Coalition
Movement of Goodwill, separated by CGU:		and loyalty
	Air	program
	Transport	Multiplus	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	2,658,503	654,898	3,313,401
Increase (decrease) due to exchange rate differences	(823,415)	(209,411)	(1,032,826)
Closing balance as of December 31, 2015	1,835,088	445,487	2,280,575
Opening balance as of January 1, 2016	1,835,088	445,487	2,280,575
Increase (decrease) due to exchange rate differences	341,813	88,261	430,074
Others	(267)	-	(267)
Closing balance as of December 31, 2016	2,176,634	533,748	2,710,382

The Company has two cash- generating units (CGUs), “Air transportation” and, “Coalition and loyalty program Multiplus”. The CGU "Air transport" considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, and in a developed series of regional and international routes in America, Europe and Oceania, while the CGU "Coalition and loyalty program Multiplus” works with an integrated network associated companies in Brazil.

The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of expected cash flows, 5 years after tax, which are based on the budget approved by the Board. Cash flows beyond the budget period are extrapolated using the estimated growth rates, which do not exceed the average rates of long-term growth.

Management establish rates for annual growth, discount, inflation and exchange for each cash generating, as well as fuel prices, based on their key assumptions. The annual growth rate is based on past performance and management's expectations over market developments in each country where it operates. The discount rates used are in American Dollars for the CGU "Air transportation" and Brazilian Reals for CGU "Program coalition loyalty Multiplus", both of them before tax and reflect specific risks related to each country where the Company operates. Inflation and exchange rates are based on available data for each country and the information provided by the Central Bank of each country, and the fuel price is determined based on estimated production levels, competitive environment market in which they operate and its business strategy.

58

As of December 31, 2016 the recoverable values were determined using the following assumptions presented below:

		Air transportation	Coalition and loyalty
		CGU	program Multiplus CGU (2)
Annual growth rate (Terminal)%		1.0 - 2.0	4.0 - 5.0
Exchange rate (1)	R$/US$	3.9 - 4.4	3.9 - 4.4
Discount rate based on the weighted average cost of capital (WACC)%		8.27 - 9.27	-
Discount rate based on cost of equity (Ke)%		-	12.3 - 13.3
Fuel Price from futures price curves commodities markets	US$/barril	61-76	-

(1) In line with the expectations of the Central Bank of Brazil

(2) The flow, as well as annual growth rte and discount, are denominated in real.

The result of the impairment test, which includes a sensitivity analysis of the main variables, showed that the estimated recoverable amount is higher than carrying value of the book value of net assets allocated to the cash generating unit, and therefore impairment was not detected.

CGU´s are sensitive to rates for annual growth, discount and exchanges rates. The sensitivity analysis included the individual impact of changes in estimates critical in determining the recoverable amounts, namely:

			Decrease
	Increase	Increase	Minimum
	Maximum	Maximum	terminal
	WACC	Ke	growth rate
	%	%	%
Air transportation CGU	9.27	-	1.0
Coalition and loyalty program Multiplus CGU	-	13.3	4.0

In none of the previous cases impairment in the cash- generating unit was presented.

59

NOTE 17 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Acumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Construction in progress (*)	470,065	1,142,812	-	-	470,065	1,142,812
Land	50,148	45,313	-	-	50,148	45,313
Buildings	190,771	131,816	(60,552)	(40,325)	130,219	91,491
Plant and equipment	10,099,587	9,683,764	(2,350,045)	(2,392,463)	7,749,542	7,291,301
Own aircraft	9,436,684	9,118,396	(2,123,025)	(2,198,682)	7,313,659	6,919,714
Other (**)	662,903	565,368	(227,020)	(193,781)	435,883	371,587
Machinery	39,246	36,569	(26,821)	(21,220)	12,425	15,349
Information technology equipment	163,695	154,093	(123,981)	(110,204)	39,714	43,889
Fixed installations and accessories	178,363	179,026	(94,451)	(90,068)	83,912	88,958
Motor vehicles	96,808	99,997	(67,855)	(64,047)	28,953	35,950
Leasehold improvements	192,100	124,307	(87,559)	(70,219)	104,541	54,088
Other property, plants and equipment	3,005,981	3,279,902	(1,177,351)	(1,150,396)	1,828,630	2,129,506
Financial leasing aircraft	2,905,556	3,151,405	(1,152,190)	(1,120,682)	1,753,366	2,030,723
Other	100,425	128,497	(25,161)	(29,714)	75,264	98,783
Total	14,486,764	14,877,599	(3,988,615)	(3,938,942)	10,498,149	10,938,657

(*) It includes pre-delivery payments to aircraft manufacturers for ThUS$ 434,250 (ThUS$ 1,016,007 as of December 31, 2015)

(**) Mainly considers rotable and tools.

60

(a)	Movement in the different categories of Property, plant and equipment:

									Other
					Information	Fixed			property,	Property,
				Plant and	technology	installations	Motor	Leasehold	plant and	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment	equipment
	in progress	Land	net	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	937,279	57,988	167,006	6,954,089	51,009	43,783	1,965	56,523	2,503,434	10,773,076
Additions	39,711	-	439	1,304,199	15,322	1,692	280	13,188	64,226	1,439,057
Disposals	-	-	(500)	(76,675) (1)	(27)	-	(8)	-	(11)	(77,221)
Retirements	(1,262)	-	(956)	(38,240)	(104)	(476)	(4)	-	(8,902)	(49,944)
Depreciation expenses	-	-	(7,161)	(521,688)	(16,196)	(11,649)	(378)	(13,973)	(174,474)	(745,519)
Foreing exchange	(932)	(11,786)	(18,248)	(129,933)	(6,126)	(13,269)	(638)	(1,659)	(252,709)	(435,300)
Other increases (decreases)	168,016	(889)	(49,089)	(150,677)	11	68,877	308	9	(2,058)	34,508
Changes, total	205,533	(12,675)	(75,515)	386,986	(7,120)	45,175	(440)	(2,435)	(373,928)	165,581
Closing balance as of December 31, 2015	1,142,812	45,313	91,491	7,341,075	43,889	88,958	1,525	54,088	2,129,506	10,938,657
Opening balance as of January 1, 2016	1,142,812	45,313	91,491	7,341,075	43,889	88,958	1,525	54,088	2,129,506	10,938,657
Additions	14,481	-	272	1,301,093	7,392	292	6	54,181	13,013	1,390,730
Disposals	-	-	-	(16,918) (2)	(59)	-	(32)	-	(2,972)	(19,981)
Retirements	(284)	-	(68)	(39,816)	(55)	(1,258)	-	-	(2,604)	(44,085)
Depreciation expenses	-	-	(6,234)	(562,131)	(14,909)	(13,664)	(293)	(23,283)	(124,038)	(744,552)
Foreing exchange	5,081	4,835	2,538	51,770	2,924	9,384	223	2,849	93,383	172,987
Other increases (decreases)	(692,025)	-	42,220	(285,198) (3)	532	200	(384)	16,706	(277,658)	(1,195,607)
Changes, total	(672,747)	4,835	38,728	448,800	(4,175)	(5,046)	(480)	50,453	(300,876)	(440,508)
Closing balance as of December 31, 2016	470,065	50,148	130,219	7,789,875	39,714	83,912	1,045	104,541	1,828,630	10,498,149

(1)	During the first half of 2015 three Airbus A340 aircraft were sold.

During the second half of 2015 seven Dash-200 aircraft were sold.

During the second half of 2015 two Airbus A319 aircraft were sold.

(2)	During the first quarter of 2016 one Airbus A330 aircraft were sold.
(3)	During 2016 two Airbus A319 aircraft, two Airbus A320 aircraft, six Airbus A330 and two Boeing 777 aircraft were reclassified to non-current assets and disposal group classified as held for sale (See Note 13).

61

(b)	Composition of the fleet:

		Aircraft included
		in Property,				Operating		Total
		plant and equipment				leases		fleet
		As of		As of		As of	As of	As of		As of
		December 31,		December 31,		December 31,	December 31,	December 31,		December 31,
Aircraft	Model	2016		2015		2016	2015	2016		2015

Boeing 767	300ER	34		34		3	4	37		38
Boeing 767	300F	8	(1)	8	(1)	3	3	11	(1)	11	(1)
Boeing 777	300ER	4		4		6	6	10		10
Boeing 777	Freighter	-		2	(2)	2	2	2		4	(2)
Boeing 787	800	6		6		4	4	10		10
Boeing 787	900	4		3		8	4	12		7
Airbus A319	100	36		38		12	12	48		50
Airbus A320	200	93		95		53	59	146		154
Airbus A320	NEO	1		-		1	-	2		-
Airbus A321	200	30		26		17	10	47		36
Airbus A330	200	-		8		-	2	-		10
Airbus A350	900	5		1		2	-	7		1
Total		221		225		111	106	332		331

(1) Three aircraft leased to FEDEX

(2) One aircraft leased to DHL

(c) Method used for the depreciation of Property, plant and equipment:

	Method	Useful life (years)
		minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	23
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	5

Other property, plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	10	23

(*)         Except for the Boeing 767 300ER and Boeing 767 300F fleets which consider a lower residual value due to the extension of their useful life to 22 and 23 years respectively. Additionally certain technical components, which are depreciated based on the basis of cycles and flight hours.

The aircraft with remarketing clause (**) under modality of financial leasing, which are depreciated according to the duration of their contracts, between 12 and 18 years. Its residual values are estimated according to market value at the end of such contracts.

(**)      Aircraft with remarketing clause are those that are required to sell at the end of the contract.

The depreciation charged to income in the period, which is included in the consolidated statement of income, amounts to ThUS$ 744,552 (ThUS$ 745,519 at December 31, 2015). Depreciation charges for the year are recognized in Cost of sales and administrative expenses in the consolidated statement of income.

62

(d)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

In the period ended December 31, 2016, direct guarantees by five Airbus A319-100 aircraft, two Airbus A320-200 aircraft, one Airbus A320 NEO aircraft, four Airbus A321-200 aircraft, four Airbus A350-900 aircraft and one Boeing 787-9 aircraft were added.

Description of Property, plant and equipment pledged as guarantee:

			As of		As of
			December 31,		December 31,
			2016		2015
Creditor of	Assets		Existing	Book	Existing	Book
guarantee	committed	Fleet	Debt	Value	Debt	Value
			ThUS$	ThUS$	ThUS$	ThUS$

Wilmington	Aircraft and engines	Airbus A321 / A350	596,224	722,979	374,619	478,667
Trust Company		Boeing 767	811,723	1,164,364	907,356	1,220,541
		Boeing 787	739,031	899,445	712,059	834,567

Banco Santander S.A.	Aircraft and engines	Airbus A319	50,671	91,889	58,527	95,387
		Airbus A320	462,950	709,788	524,682	749,192
		Airbus A321	32,853	44,227	36,334	45,380

BNP Paribas	Aircraft and engines	Airbus A319	134,346	228,384	154,828	229,798
		Airbus A320	128,173	181,838	145,506	192,957
Credit Agricole	Aircraft and engines	Airbus A319	26,014	37,389	37,755	84,129
		Airbus A320	71,794	144,157	115,339	214,726
		Airbus A321	40,609	93,110	50,591	97,257
			-			-
JP Morgan	Aircraft and engines	Boeing 777	-	-	215,265	263,366
Wells Fargo	Aircraft and engines	Airbus A320	252,428	333,419	279,478	348,271
Bank of Utah	Aircraft and engines	Airbus A320 / A350	670,826	709,280	240,094	312,573
Natixis	Aircraft and engines	Airbus A320	45,748	66,738	56,223	81,355
		Airbus A321	377,104	514,625	413,201	542,594

Citibank N. A.	Aircraft and engines	Airbus A320	111,243	166,370	127,135	172,918
		Airbus A321	42,867	70,166	49,464	73,122
HSBC	Aircraft and engines	Airbus A320	-	-	53,583	64,241
KfW IPEX-Bank	Aircraft and engines	Airbus A319	7,494	6,360	-	-
		Airbus A320	28,696	36,066	13,593	16,838
Airbus Financial Services	Aircraft and engines	Airbus A319	30,199	33,823	-	-
PK AirFinance US, Inc.	Aircraft and engines	Airbus A320	54,786	46,341	62,514	48,691
Banco BBVA	Land and buildings		50,381	69,498	-	-
Total direct guarantee			4,766,160	6,370,256	4,628,146	6,166,570

The amounts of existing debt are presented at nominal value. Book value corresponds to the carrying value of the goods provided as guarantees.

Additionally, there are indirect guarantees related to assets recorded in Property, plant and equipment whose total debt at December 31, 2016 amounted to ThUS$ 913,494 (ThUS$ 1,311,088 at December 31, 2015). The book value of assets with indirect guarantees as of December 31, 2016 amounts to ThUS$ 1,740,815 (ThUS$ 2,001,605 as of December 31, 2015).

63

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Gross book value of fully depreciated property, plant and equipment still in use	116,386	129,766

Commitments for the acquisition of aircraft (*)	15,100,000	19,800,000

(*) Acording to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
Manufacturer	2017	2018	2019	2020	2021	2022	Total
Airbus S.A.S.	5	16	14	16	21	2	74
A320-NEO	5	5	8	8	8	-	34
A321	-	1	-	-	-	-	1
A321-NEO	-	6	2	6	5	-	19
A350-1000	-	-	2	2	8	2	14
A350-900	-	4	2	-	-	-	6
The Boeing Company	1	-	6	2	2	-	11
Boeing 777	-	-	2	-	-	-	2
Boeing 787-9	1	-	4	2	2	-	9
Total	6	16	20	18	23	2	85

In April 2015 the change of eight Boeing 787-8 aircraft for eight Boeing 787-8 aircraft was signed.

In September 2015 the change of six Airbus A350-900 aircraft for six Airbus A350-1000 aircraft was signed. Additionally, in November 2015 the change of six Airbus A350-900 aircraft to six Airbus A350-1000 aircraft was signed. In April 2016 the change of four Airbus A320 NEO aircraft to four Airbus A321 NEO aircraft was signed. In August 2016 a cancellation of 12 Airbus A320 NEO aircraft and the change of two Airbus A350-900 to two Airbus A350-1000 were signed.

As of December 31, 2016, as a result of the different aircraft purchase agreements signed with Airbus S.A.S., 54 aircraft Airbus A320 family, with deliveries between 2017 and 2021, and 20 Airbus aircraft A350 family with deliveries between 2017 and 2022 remain to be received.

The approximate amount is ThUS$ 12,400,000, according to the manufacturer’s price list. Additionally, the Company has valid purchase options for 4 Airbus A350 aircraft.

In May 2016 the change of four Boeing 787-8 aircraft for four Boeing 787-9 aircraft was signed.

As of December 31, 2016, and as a result of different aircraft purchase contracts signed with The Boeing Company, a total of nine Boeing 787 Dreamliner aircraft, with delivery dates between 2017 and 2021, and two Boeing 777 with delivery expected for 2019 remain to be received.

64

The approximate amount, according to the manufacturer's price list, is ThUS$ 2,700,000.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the periods ended
		December 31,
		2016	2015
Average rate of capitalization of capitalized interest costs	%	3.54	2.79
Costs of capitalized interest	ThUS$	(696)	22,551

(iv)	Financial leases

The detail of the main financial leases is as follows:

			As of	As of
			December 31,	December 31,
Lessor	Aircraft	Model	2016	2015
Agonandra Statutory Trust	Airbus A320	200	-	2
Becacina Leasing LLC	Boeing 767	300ER	1	1
Caiquen Leasing LLC	Boeing 767	300F	1	1
Cernicalo Leasing LLC	Boeing 767	300F	2	2
Chirihue Leasing Trust	Boeing 767	300F	-	2
Cisne Leasing LLC	Boeing 767	300ER	2	2
Codorniz Leasing Limited	Airbus A319	100	2	2
Conure Leasing Limited	Airbus A320	200	2	2
Flamenco Leasing LLC	Boeing 767	300ER	1	1
FLYAFI 1 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 2 S.R.L.	Boeing 777	300ER	1	1
FLYAFI 3 S.R.L.	Boeing 777	300ER	1	1
Forderum Holding B.V. (GECAS)	Airbus A320	200	-	2
Garza Leasing LLC	Boeing 767	300ER	1	1
General Electric Capital Corporation	Airbus A330	200	3	3
Intraelo BETA Corpotation (KFW)	Airbus A320	200	1	1
Juliana Leasing Limited	Airbus A320	200	-	2
Loica Leasing Limited	Airbus A319	100	2	2
Loica Leasing Limited	Airbus A320	200	2	2
Mirlo Leasing LLC	Boeing 767	300ER	1	1
NBB Rio de Janeiro Lease CO and Brasilia Lease LLC (BBAM)	Airbus A320	200	1	1
NBB São Paulo Lease CO. Limited (BBAM)	Airbus A321	200	1	1
Osprey Leasing Limited	Airbus A319	100	8	8
Petrel Leasing LLC	Boeing 767	300ER	1	1
Pilpilen Leasing Limited	Airbus A320	200	4	4
Pochard Leasing LLC	Boeing 767	300ER	2	2
Quetro Leasing LLC	Boeing 767	300ER	3	3
SG Infraestructure Italia S.R.L.	Boeing 777	300ER	1	1
SL Alcyone LTD (Showa)	Airbus A320	200	1	1
TMF Interlease Aviation B.V.	Airbus A330	200	-	1
TMF Interlease Aviation II B.V.	Airbus A319	100	-	5
TMF Interlease Aviation II B.V.	Airbus A320	200	-	2
Tricahue Leasing LLC	Boeing 767	300ER	3	3
Wacapou Leasing S.A	Airbus A320	200	1	1
Total			50	66

65

Financial leasing contracts where the Company acts as the lessee of aircrafts establish duration between 12 and 18 year terms and semi-annual, quarterly and monthly payments of obligations.

Additionally, the lessee will have the obligation to contract and maintain active the insurance coverage for the aircrafts, perform maintenance on the aircrafts and update the airworthiness certificates at their own cost.

Fixed assets acquired under financial leases are classified as Other property, plant and equipment. As of December 31, 2016 the Company had fifty aircrafts (sixty six aircraft as of December 31, 2015).

As of December 31, 2016, as a result of the transfer plan fleet of TAM Linhas Aéreas S.A. to LATAM Airlines Group S.A., the Company declined its number of aircraft leasing in five Airbus A319-100, eight Airbus A320-200 and one Airbus A330-200 aircraft.

The book value of assets under financial leases as of December 31, 2016 amounts to ThUS$ 1,753,366 (ThUS$ 2,030,723 at December 31, 2015).

The minimum payments under financial leases are as follows:

	As of December 31, 2016			As of December 31, 2015
	Gross		Present	Gross		Present
	Value	Interest	Value	Value	Interest	Value
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

No later than one year	285,168	(32,365)	252,803	360,862	(47,492)	313,370
Between one and five years	704,822	(43,146)	661,676	1,003,237	(75,363)	927,874
Over five years	43,713	(120)	43,593	95,050	(1,406)	93,644
Total	1,033,703	(75,631)	958,072	1,459,149	(124,261)	1,334,888

NOTE 18 - CURRENT AND DEFERRED TAXES

In the period ended December 31, 2016, the income tax provision was calculated for such period, applying the rate of 24% for the business year 2016, in accordance with the Law No. 20,780 published in the Official Journal of the Republic of Chile on September 29, 2014.

Among the main changes is the progressive increase of the First Category Tax which will reach 27% in 2018 if the "Partially Integrated Taxation System" is chosen. Alternatively, if the Company chooses the "Attributed Income Taxation System" the top rate would reach 25% in 2017.

As LATAM Airlines Group S.A. is a public company, by default it must choose the "Partially Integrated Taxation System"(*), unless a future Extraordinary Meeting of Shareholders of the Company agrees, by a minimum of 2/3 of the votes, to choose the "Attributed Income Taxation System"(*). This decision was taken in the last quarter of 2016.

66

On February 8, 2016, an amendment to the abovementioned Law was issued (as Law 20,899) stating, as its main amendments, that Companies such Latam Airlines Group S.A. had to mandatorily choose the "Partially Integrated Taxation System"(*) and could not elect to use the other system.

Assets and deferred tax liabilities are offset if there is a legal right to offset the assets and liabilities, always correspond to the same entity and tax authority.

(*) The Partially Integrated Taxation System is based on the taxation by the perception of profits and the Attributed Income Taxation System is based on the taxation by the accrual of profits.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provisional monthly payments (advances)	43,821	43,935	-	-	43,821	43,935
Other recoverable credits	21,556	20,080	20,272	25,629	41,828	45,709
Total assets by current tax	65,377	64,015	20,272	25,629	85,649	89,644

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Income tax provision	9,632	19,001	-	-	9,632	19,001
Additional tax provision	4,654	377	-	-	4,654	377
Total liabilities by current tax	14,286	19,378	-	-	14,286	19,378

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(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	11,735	(14,243)	1,387,760	1,116,748
Leased assets	(35,922)	(25,299)	203,836	226,003
Amortization	(15,820)	(5,748)	61,660	65,416
Provisions	222,253	210,992	(59,096)	(167,545)
Revaluation of financial instruments	-	709	(3,223)	(7,575)
Tax losses	202,536	212,067	(1,126,200)	(797,715)
Intangibles	-	-	430,705	364,314
Others	(202)	(1,883)	20,317	11,919
Total	384,580	376,595	915,759	811,565

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(a)	From January 1 to December 31, 2015

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(871,640)	(267,891)	-	8,540	-	(1,130,991)
Leased assets	(185,775)	(73,330)	-	7,803	-	(251,302)
Amortization	(160,100)	84,330	-	4,606	-	(71,164)
Provisions	351,077	150,362	3,911	(126,813)	-	378,537
Revaluation of financial instruments	12,806	19,760	(21,103)	(3,179)	-	8,284
Tax losses (*)	722,749	320,397	-	(33,364)	-	1,009,782
Intangibles	(523,275)	(8,362)	-	167,323	-	(364,314)
Others	9,587	45,638	-	(62,182)	(6,845)	(13,802)
Total	(644,571)	270,904	(17,192)	(37,266)	(6,845)	(434,970)

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(b)	From January 1 to December 31, 2016

	Opening	Recognized in	Recognized in	Exchange		Ending
	balance	consolidated	comprehensive	rate		balance
	Assets/(liabilities)	income	income	variation	Others	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Depreciation	(1,130,991)	(241,435)	-	(3,599)	-	(1,376,025)
Leased assets	(251,302)	14,833	-	(3,289)	-	(239,758)
Amortization	(71,164)	(4,375)	-	(1,941)	-	(77,480)
Provisions	378,537	(149,969)	921	53,448	(1,568)	281,369
Revaluation of financial instruments	8,284	28,294	(34,695)	1,340	-	3,223
Tax losses (*)	1,009,782	304,892	-	14,062	-	1,328,736
Intangibles	(364,314)	4,131	-	(70,522)	-	(430,705)
Others	(13,802)	(30,185)	-	22,234	1,214	(20,539)
Total	(434,970)	(73,814)	(33,774)	11,733	(354)	(531,179)

Deferred tax assets not recognized:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Tax losses	115,801	15,513
Total Deferred tax assets not recognized	115,801	15,513

Deferred tax assets on tax loss, are recognized to the extent that it is likely probable the realization of future tax benefit By the above at December 31, 2016, the Company has not recognized deferred tax assets of ThUS$ 115,801 (ThUS$ 15,513 at December 31, 2015) according with a loss of ThUS$ 340,591 (ThUS$ 45,628 at December 31, 2015).

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Deferred tax expense and current income taxes:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Current tax expense
Current tax expense	87,307	92,916
Adjustment to previous period’s current tax	2,083	(395)
Total current tax expense, net	89,390	92,521

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	73,814	(270,904)
Total deferred tax expense, net	73,814	(270,904)
Income tax expense	163,204	(178,383)

Composition of income tax expense (income):

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Current tax expense, net, foreign	80,600	89,460
Current tax expense, net, Chile	8,790	3,061
Total current tax expense, net	89,390	92,521

Deferred tax expense, net, foreign	119,175	(280,445)
Deferred tax expense, net, Chile	(45,361)	9,541
Deferred tax expense, net, total	73,814	(270,904)
Income tax expense	163,204	(178,383)

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Profit before tax by the legal tax rate in Chile (24% and 22.5% at December 31, 2016 and 2015, respectively)

	For the period ended		For the period ended
	December 31,		December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	%	%

Tax expense using the legal rate (*)	65,449	(89,472)	24.00	22.50
Tax effect of rates in other jurisdictions	16,333	(21,803)	5.99	5.48
Tax effect of non-taxable operating revenues	(62,419)	(106,381)	(22.89)	26.75
Tax effect of disallowable expenses	132,469	38,677	48.58	(9.73)
Other increases (decreases) in legal tax charge	11,372	596	4.17	(0.15)
Total adjustments to tax expense using the legal rate	97,755	(88,911)	35.85	22.35
Tax expense using the effective rate	163,204	(178,383)	59.85	44.85

(*) On September 29, 2014, Law No. 20,780 "Amendment to the system of income taxation and introduces various adjustments in the tax system." was published in the Official Journal of the Republic of Chile. Within major tax reforms that this law contains, the First- Category Tax rate is gradually modified from 2014 to 2018 and should be declared and paid in tax year 2015.

Thus, at December 31, 2016 the Company presents the reconciliation of income tax expense and legal tax rate considering the rate increase.

Deferred taxes related to items charged to net equity:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Aggregate deferred taxation of components of other comprehensive income	(33,774)	(17,192)
Aggregate deferred taxation related to items charged to net equity	(807)	(992)

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NOTE 19 - OTHER FINANCIAL LIABILITIES

The composition of Other financial liabilities is as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Current
(a) Interest bearing loans	1,814,647	1,510,146
(b) Hedge derivatives	24,881	134,089
Total current	1,839,528	1,644,235
Non-current
(a) Interest bearing loans	6,790,273	7,516,257
(b) Hedge derivatives	6,679	16,128
Total non-current	6,796,952	7,532,385

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Current
Loans to exporters	278,164	387,409
Bank loans (1)	290,810	80,188
Guaranteed obligations	578,014	591,148
Other guaranteed obligations	1,908	32,513
Subtotal bank loans	1,148,896	1,091,258
Obligation with the public	312,043	10,999
Financial leases	268,040	324,859
Other loans	85,668	83,030
Total current	1,814,647	1,510,146
Non-current
Bank loans	294,477	564,128
Guaranteed obligations	4,180,538	4,122,995
Other guaranteed obligations	254,512	-
Subtotal bank loans	4,729,527	4,687,123
Obligation with the public (2)	997,302	1,294,882
Financial leases	754,321	1,015,779
Other loans	309,123	518,473
Total non-current	6,790,273	7,516,257
Total obligations with financial institutions	8,604,920	9,026,403

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(1) On September 29, 2016 TAM Linhas Aéreas S.A. obtained financing for US $ 200 million, guaranteed with 18% of the shares of Multiplus S.A., percentage adjustable depending on the shares price. Additionally, TAM obtained a Cross Currency Swap for the same amount and period, in order to convert the commitment currency from US$ to BRL.

(2) On June 9, 2015 LATAM Airlines Group S.A. has issued and placed on the international market under Rule 144-A and Regulation S of the securities laws of the United States of America, unsecured long-term bonds in the amount of US$ 500,000,000, maturing 2020, interest rate of 7.25% per annum.

As reported in the Essential Matter of May 20 and June 5, 2015, the Issuance and placement of the Bonds 144-A shall be: (i) finance the repurchase, conversion and redemption of secured long-term bonds issued by the company TAM Capital 2 Inc., under Rule 144-A and Regulation S of the securities laws of the United States of America, maturing 2020; (ii) in the event there is any remnant fund other general corporate purposes. The aforementioned bonds TAM Capital 2 Inc. were redeemed in whole (US$ 300,000,000) through a process of exchange for new bonds dated June 9, 2015 and then the remaining bonds were redeemed by running the prepay dated June 18, 2015.

All interest-bearing liabilities are recorded using the effective interest rate method. Under IFRS, the effective interest rate for loans with a fixed interest rate does not vary throughout the loan, while in the case of loans with variable interest rates, the effective rate changes on each date of reprising of the loan.

Currency balances that make the interest bearing loans:

	As of	As of
	December 31,	December 31,
Currency	2016	2015
	ThUS$	ThUS$

Brazilian real	1,253	3,387
Chilean peso (U.F.)	203,194	210,423
US Dollar	8,400,473	8,812,593
Total	8,604,920	9,026,403

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Interest-bearing loans due in installments to December 31, 2016

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	75,000	-	-	-	-	75,000	75,234	-	-	-	-	75,234	At Expiration	1.85	1.85
97.032.000-8	BBVA	Chile	UF	-	50,381	-	-	-	50,381	-	50,324	-	-	-	50,324	At Expiration	5.23	4.43
97.036.000-K	SANTANDER	Chile	US$	30,000	-	-	-	-	30,000	30,183	-	-	-	-	30,183	At Expiration	2.39	2.39
97.030.000-7	ESTADO	Chile	US$	40,000	-	-	-	-	40,000	40,098	-	-	-	-	40,098	At Expiration	1.91	1.91
97.003.000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,323	-	-	-	-	70,323	At Expiration	3.08	3.08
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,002	-	-	-	-	12,002	At Expiration	1.79	1.79
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	19,229	57,686	60,186	16,254	-	153,355	19,819	57,686	59,176	16,189	-	152,870	Quarterly	4.06	4.06
0-E	BLADEX	U.S.A.	US$	-	12,500	30,000	-	-	42,500	-	12,667	29,625	-	-	42,292	Semiannual	5.14	5.14
0-E	DVB BANK SE	U.S.A.	US$	-	-	28,911	-	-	28,911	3	-	28,911	-	-	28,914	Quarterly	1.86	1.86
97.036.000-K	SANTANDER	Chile	US$	-	-	158,194	-	-	158,194	542	-	158,194	-	-	158,736	Quarterly	3.55	3.55
Obligations with the public
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,291	-	-	489,885	-	492,176	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	11,073	29,252	62,209	32,172	3,711	138,417	11,454	29,252	60,781	31,221	3,631	136,339	Quarterly	2.21	1.81
0-E	BNP PARIBAS	U.S.A.	US$	10,496	42,401	111,962	118,181	345,078	628,118	12,792	43,023	108,271	116,067	341,481	621,634	Quarterly	2.97	2.96
0-E	WELLS FARGO	U.S.A.	US$	31,448	95,186	260,112	269,512	400,087	1,056,345	35,211	95,186	233,012	257,387	391,253	1,012,049	Quarterly	2.37	1.68
0-E	WILMINGTON TRUST	U.S.A.	US$	15,554	49,236	135,254	140,848	626,444	967,336	20,997	49,236	130,792	138,455	622,153	961,633	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,495	53,162	146,932	154,774	175,805	548,168	19,059	53,162	138,257	150,891	172,087	533,456	Quarterly	2.72	1.96
97.036.000-K	SANTANDER	Chile	US$	5,347	16,204	44,472	46,386	26,165	138,574	5,680	16,204	42,707	45,815	26,063	136,469	Quarterly	1.98	1.44
0-E	BTMU	U.S.A.	US$	2,787	8,470	23,393	24,635	26,705	85,990	3,001	8,470	22,132	24,149	26,519	84,271	Quarterly	2.31	1.72
0-E	APPLE BANK	U.S.A.	US$	1,364	4,167	11,516	12,146	13,561	42,754	1,538	4,166	10,889	11,902	13,464	41,959	Quarterly	2.29	1.69
0-E	US BANK	U.S.A.	US$	14,817	44,958	123,705	129,462	219,666	532,608	17,298	44,958	104,709	120,509	211,895	499,369	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,992	15,365	24,725	26,984	45,197	117,263	5,570	15,365	24,023	26,515	44,522	115,995	Quarterly	3.86	3.86
0-E	NATIXIS	France	US$	12,289	37,388	98,873	82,066	192,235	422,851	13,038	37,388	97,469	81,130	190,048	419,073	Quarterly	2.60	2.57
0-E	PK AIRFINANCE	U.S.A.	US$	2,018	6,268	18,413	24,944	3,144	54,787	2,071	6,269	18,412	24,944	3,144	54,840	Monthly	2.40	2.40
0-E	KFW IPEX-BANK	Germany	US$	2,288	7,015	17,869	9,019	-	36,191	2,319	7,015	17,869	9,019	-	36,222	Quarterly	2.55	2.55
0-E	AIRBUS FINANCIAL	U.S.A.	US$	1,797	5,476	15,262	7,664	-	30,199	1,841	5,477	15,261	7,664	-	30,243	Monthly	2.49	2.49
0-E	INVESTEC	England	US$	1,298	7,526	19,290	21,667	22,421	72,202	1,771	7,733	18,533	21,368	22,309	71,714	Semiannual	5.67	5.67
-	SWAP Aviones llegados	-	US$	403	1,067	1,658	158	-	3,286	403	1,067	1,658	158	-	3,286	Quarterly	-	-
Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	-	256,860	-	-	256,860	1,908	-	254,512	-	-	256,420	Quarterly	2.85	2.85
Financial leases
0-E	ING	U.S.A.	US$	5,089	15,653	31,151	11,805	-	63,698	5,641	15,652	30,577	11,771	-	63,641	Quarterly	5.62	4.96
0-E	CREDIT AGRICOLE	France	US$	1,754	5,403	-	-	-	7,157	1,780	5,403	-	-	-	7,183	Quarterly	1.85	1.85
0-E	CITIBANK	U.S.A.	US$	4,956	15,312	44,177	13,804	-	78,249	5,622	15,312	43,413	13,762	-	78,109	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,979	47,048	63,957	3,827	-	130,811	16,852	47,048	63,072	3,819	-	130,791	Quarterly	5.39	4.79
0-E	BNP PARIBAS	U.S.A.	US$	12,520	38,494	75,958	22,147	-	149,119	13,122	38,494	74,776	22,079	-	148,471	Quarterly	3.69	3.26
0-E	WELLS FARGO	U.S.A.	US$	4,678	14,261	39,862	42,663	1,862	103,326	5,018	14,260	38,834	42,430	1,861	102,403	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,680	9,447	-	-	-	14,127	4,713	9,448	-	-	-	14,161	Quarterly	2.57	2.57
0-E	RRP ENGINE	England	US$	-	-	6,402	6,955	11,917	25,274	-	-	6,402	6,955	11,917	25,274	Monthly	2.35	2.35
Other loans
0-E	BOEING	U.S.A.	US$	-	-	26,214	-	-	26,214	185	-	26,214	-	-	26,399	At Expiration	2.35	2.35
0-E	CITIBANK (*)	U.S.A.	US$	20,555	63,942	184,866	101,026	-	370,389	21,541	63,942	182,043	100,866	-	368,392	Quarterly	6.00	6.00
	Total			451,906	753,268	2,122,383	1,819,099	2,113,998	7,260,654	480,920	754,207	2,040,524	1,774,950	2,082,347	7,132,948

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

74

Interest-bearing loans due in installments to December 31, 2016

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	122	378	1,094	1,234	54	2,882	137	378	1,094	1,233	55	2,897	Monthly	6.01	6.01
0-E	CITIBANK	U.S.A	US$	-	200,000	-	-	-	200,000	(151)	199,729	-	-	-	199,578	At Expiration	3.39	3.14
Obligation with the public
0-E	THE BANK OF NEW YORK	U.S.A	US$	-	300,000	-	500,000	-	800,000	8,173	301,579	4,119	503,298	-	817,169	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A	US$	2,086	6,437	18,556	8,369	-	35,448	2,253	6,437	18,556	8,369	-	35,615	Monthly	1.25	1.25
0-E	DVB BANK SE	U.S.A	US$	118	164	-	-	-	282	119	164	-	-	-	283	Monthly	2.50	2.50
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A	US$	3,771	5,075	-	-	-	8,846	3,794	5,075	-	-	-	8,869	Monthly	2.30	2.30
0-E	KFW IPEX-BANK	Germany	US$	579	1,544	-	-	-	2,123	583	1,544	-	-	-	2,127	Monthly/Quarterly	2.80	2.80
0-E	NATIXIS	France	US$	2,675	5,732	18,485	38,820	41,731	107,443	3,533	5,732	18,485	38,820	41,731	108,301	Quarterly/Semiannual	4.90	4.90
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	668	2,038	5,768	6,280	-	14,754	709	2,038	5,768	6,280	-	14,795	Quarterly	3.00	3.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,547	26,275	74,783	169,730	-	279,335	9,779	26,275	74,783	169,730	-	280,567	Quarterly	4.18	4.11
0-E	BANCO IBM S.A	Brazil	BRL	260	749	22	-	-	1,031	260	749	21	-	-	1,030	Monthly	13.63	13.63
0-E	HP FINANCIAL SERVICE	Brazil	BRL	222	-	-	-	-	222	222	-	-	-	-	222	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	102	307	110	-	-	519	102	307	110	-	-	519	Monthly	13.63	13.63

	Total			19,150	548,699	118,818	724,433	41,785	1,452,885	29,513	550,007	122,936	727,730	41,786	1,471,972

	Total consolidated			471,056	1,301,967	2,241,201	2,543,532	2,155,783	8,713,539	510,433	1,304,214	2,163,460	2,502,680	2,124,133	8,604,920

75

Interest-bearing loans due in installments to December 31, 2015

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.032.000-8	BBVA	Chile	US$	100,000	-	-	-	-	100,000	100,183	-	-	-	-	100,183	At Expiration	1.00	1.00
97.036.000-K	SANTANDER	Chile	US$	100,000	-	-	-	-	100,000	100,067	-	-	-	-	100,067	At Expiration	1.44	1.44
97.030.000-7	ESTADO	Chile	US$	55,000	-	-	-	-	55,000	55,088	-	-	-	-	55,088	At Expiration	1.05	1.05
97.004.000-5	CHILE	Chile	US$	50,000	-	-	-	-	50,000	50,006	-	-	-	-	50,006	At Expiration	1.42	1.42
97,003,000-K	BANCO DO BRASIL	Chile	US$	70,000	-	-	-	-	70,000	70,051	-	-	-	-	70,051	At Expiration	1.18	1.18
97.951.000-4	HSBC	Chile	US$	12,000	-	-	-	-	12,000	12,014	-	-	-	-	12,014	At Expiration	0.66	0.66
Bank loans
97.023.000-9	CORPBANCA	Chile	UF	17,631	52,893	105,837	34,774	-	211,135	18,510	52,892	104,385	34,635	-	210,422	Quarterly	4.18	4.18
0-E	BLADEX	U.S.A.	US$	-	7,500	27,500	15,000	-	50,000	134	7,500	27,125	14,875	-	49,634	Semiannual	4.58	4.58
0-E	DVB BANK SE	U.S.A.	US$	-	-	153,514	-	-	153,514	14	-	153,514	-	-	153,528	Quarterly	1.67	1.67
97.036.000-K	SANTANDER	Chile	US$	-	-	226,712	-	-	226,712	650	-	226,712	-	-	227,362	Quarterly	2.24	2.24
Obligations with the public
0-E	BANK OF YORK	U.S.A.	US$	-	-	-	500,000	-	500,000	2,383	-	-	486,962	-	489,345	At Expiration	7.77	7.25
Guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	29,633	88,188	204,722	54,074	12,410	389,027	30,447	88,189	203,286	54,074	12,410	388,406	Quarterly	1.83	1.66
0-E	BNP PARIBAS	U.S.A.	US$	8,162	25,012	70,785	75,028	140,410	319,397	9,243	25,012	70,335	74,917	140,407	319,914	Quarterly	2.29	2.22
0-E	WELLS FARGO	U.S.A.	US$	30,895	93,511	255,536	264,770	536,039	1,180,751	34,933	93,511	227,704	252,054	525,257	1,133,459	Quarterly	2.27	1.57
0-E	WILMINGTON TRUST	U.S.A.	US$	-	48,264	85,183	90,694	451,555	675,696	5,691	48,263	81,867	88,977	448,016	672,814	Quarterly	4.25	4.25
0-E	CITIBANK	U.S.A.	US$	17,042	51,792	143,168	150,792	254,208	617,002	18,545	51,792	133,740	146,362	249,406	599,845	Quarterly	2.40	1.64
97.036.000-K	SANTANDER	Chile	US$	5,233	15,862	43,552	45,416	49,606	159,669	5,514	15,862	41,434	44,599	49,281	156,690	Quarterly	1.47	0.93
0-E	BTMU	U.S.A.	US$	2,714	8,250	22,801	24,007	39,182	96,954	2,897	8,250	21,336	23,376	38,789	94,648	Quarterly	1.82	1.22
0-E	APPLE BANK	U.S.A.	US$	1,333	4,055	11,211	11,828	19,715	48,142	1,478	4,056	10,483	11,513	19,515	47,045	Quarterly	1.72	1.12
0-E	US BANK	U.S.A.	US$	14,483	43,948	120,924	126,550	285,134	591,039	17,232	43,948	102,607	117,968	277,195	558,950	Quarterly	3.99	2.81
0-E	DEUTSCHE BANK	U.S.A.	US$	4,767	14,667	32,449	25,826	58,989	136,698	5,342	14,666	32,448	25,826	58,989	137,271	Quarterly	3.40	3.40
0-E	NATIXIS	France	US$	11,698	35,914	97,434	83,289	241,088	469,423	12,351	35,914	97,434	83,289	241,088	470,076	Quarterly	2.08	2.05
0-E	HSBC	U.S.A.	US$	1,374	4,180	11,533	12,112	24,384	53,583	1,504	4,180	11,533	12,112	24,384	53,713	Quarterly	2.40	1.59
0-E	PK AIRFINANCE	U.S.A.	US$	1,882	5,846	17,171	19,744	17,871	62,514	1,937	5,846	17,171	19,744	17,871	62,569	Monthly	2.04	2.04
0-E	KFW IPEX-BANK	Germany	US$	653	2,028	5,314	3,958	1,640	13,593	655	2,028	5,314	3,958	1,640	13,595	Quarterly	2.45	2.45
-	SWAP Aviones llegados	-	US$	502	1,360	2,521	765	-	5,148	502	1,360	2,521	765	-	5,148	Quarterly	-	-
Other guaranteed obligations
0-E	DVB BANK SE	U.S.A.	US$	8,054	24,438	-	-	-	32,492	8,075	24,438	-	-	-	32,513	Quarterly	2.32	2.32
Financial leases
0-E	ING	U.S.A.	US$	8,108	23,191	36,868	26,831	-	94,998	8,894	23,191	36,066	26,682	-	94,833	Quarterly	5.13	4.57
0-E	CREDIT AGRICOLE	France	US$	1,666	5,131	7,158	-	-	13,955	1,700	5,131	7,158	-	-	13,989	Quarterly	1.28	1.28
0-E	CITIBANK	U.S.A.	US$	4,687	14,447	41,726	36,523	-	97,383	5,509	14,447	40,684	36,330	-	96,970	Quarterly	6.40	5.67
0-E	PEFCO	U.S.A.	US$	15,246	46,858	108,403	22,407	-	192,914	16,536	46,858	106,757	22,324	-	192,475	Quarterly	5.37	4.77
0-E	BNP PARIBAS	U.S.A.	US$	9,956	30,678	81,373	31,100	-	153,107	10,494	30,678	79,983	30,958	-	152,113	Quarterly	4.08	3.64
0-E	WELLS FARGO	U.S.A.	US$	4,519	13,784	38,531	41,238	23,556	121,628	4,919	13,784	37,247	40,819	23,486	120,255	Quarterly	3.98	3.54
0-E	DVB BANK SE	U.S.A.	US$	4,567	13,873	14,127	-	-	32,567	4,625	13,873	14,127	-	-	32,625	Quarterly	2.06	2.06
0-E	BANC OF AMERICA	U.S.A.	US$	674	2,096	-	-	-	2,770	676	2,096	-	-	-	2,772	Monthly	1.41	1.41
Other loans
0-E	BOEING	U.S.A.	US$	-	-	151,362	-	-	151,362	2,294	-	151,363	-	-	153,657	At Expiration	1.80	1.80
0-E	CITIBANK (*)	U.S.A.	US$	19,361	60,251	174,178	196,210	-	450,000	20,485	60,251	174,178	192,932	-	447,846	Quarterly	6.00	6.00
	Total			611,840	738,017	2,291,593	1,892,936	2,155,787	7,690,173	641,578	738,016	2,218,512	1,846,051	2,127,734	7,571,891

(*) Securitized bond with the future flows from the sales with credit card in United States and Canada.

76

Interest-bearing loans due in installments to December 31, 2015

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
				Up to	90 days	one to	three to	More than	Total	Up to	90 days	one to	three to	More than	Total
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	NEDERLANDSCHE
	CREDIETVERZEKERING MAATSCHAPPIJ	Holland	US$	115	356	1,031	1,162	689	3,353	132	356	1,031	1,162	689	3,370	Monthly	6.01	6.01
Obligations with the public
0-E	THE BANK OF NEW YORK	U.S.A.	US$	-	-	300,000	-	500,000	800,000	7,506	1,110	301,722	5,171	501,027	816,536	At Expiration	8.17	8.00
Financial leases
0-E	AFS INVESTMENT IX LLC	U.S.A.	US$	1,972	6,085	17,540	17,908	-	43,505	2,176	6,085	17,540	17,908	-	43,709	Monthly	1.25	1.25
0-E	AIRBUS FINANCIAL	U.S.A.	US$	3,370	10,397	20,812	15,416	-	49,995	3,461	10,396	20,813	15,416	-	50,086	Monthly	1.43	1.43
0-E	CREDIT AGRICOLE-CIB	U.S.A.	US$	4,500	-	-	-	-	4,500	4,528	-	-	-	-	4,528	Quarterly	3.25	3.25
0-E	DVB BANK SE	U.S.A.	US$	118	355	282	-	-	755	120	355	282	-	-	757	Monthly	1.64	1.64
0-E	GENERAL ELECTRIC CAPITAL CORPORATION	U.S.A.	US$	3,654	11,137	8,970	-	-	23,761	3,697	11,137	8,970	-	-	23,804	Monthly	1.25	1.25
0-E	KFW IPEX-BANK	Germany	US$	3,097	6,401	15,186	12,215	-	36,899	3,163	6,401	15,186	12,215	-	36,965	Monthly/Quarterly	1.72	1.72
0-E	NATIXIS	France	US$	2,505	5,387	17,359	19,682	70,087	115,020	3,476	5,387	17,360	19,682	70,088	115,993	Quarterly/Semiannual	3.85	3.85
0-E	PK AIRFINANCE US, INC.	U.S.A.	US$	1,276	21,769	-	-	-	23,045	1,316	21,769	-	-	-	23,085	Monthly	1.75	1.75
0-E	WACAPOU LEASING S.A.	Luxemburg	US$	383	1,101	2,617	14,267	-	18,368	418	1,101	2,617	14,267	-	18,403	Quarterly	2.00	2.00
0-E	SOCIÉTÉ GÉNÉRALE MILAN BRANCH	Italy	US$	8,148	25,003	71,311	208,024	-	312,486	9,552	25,003	71,311	208,024	-	313,890	Quarterly	3.63	3.55
0-E	BANCO IBM S.A	Brazil	BRL	217	651	860	-	-	1,728	217	651	860	-	-	1,728	Monthly	14.14	14.14
0-E	HP FINANCIAL SERVICE	Brazil	BRL	168	529	185	-	-	882	169	529	185	-	-	883	Monthly	10.02	10.02
0-E	SOCIETE GENERALE	France	BRL	85	256	434	-	-	775	85	256	434	-	-	775	Monthly	14.14	14.14

	Total			29,608	89,427	456,587	288,674	570,776	1,435,072	40,016	90,536	458,311	293,845	571,804	1,454,512

	Total consolidated			641,448	827,444	2,748,180	2,181,610	2,726,563	9,125,245	681,594	828,552	2,676,823	2,139,896	2,699,538	9,026,403
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(b)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Accrued interest from the last date of interest rate swap	2,148	4,329	-	-	2,148	4,329
Fair value of interest rate derivatives	9,578	33,518	6,679	16,128	16,257	49,646
Fair value of fuel derivatives	-	56,424	-	-	-	56,424
Fair value of foreign currency derivatives	13,155	39,818	-	-	13,155	39,818
Total hedge derivatives	24,881	134,089	6,679	16,128	31,560	150,217

The foreign currency derivatives exchanges are FX forward and cross currency swap.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Cross currency swaps (CCS) (1)	(12,286)	(49,311)
Interest rate swaps (2)	(16,926)	(44,085)
Fuel options (3)	10,088	(50,131)
Currency forward - options US$/GBP$ (4)	618	7,432
Currency forward - options US$/EUR$ (4)	109	1,438
Currency options R$/US$ (4)	(1,752)	933
Currency options CLP/US$ (4)	-	85

(1)	Covers the significant variations in cash flows associated with market risk implicit in the changes in the 3-month LIBOR interest rate and the exchange rate US$/UF and US$/BRL of bank loans. These contracts are recorded as cash flow hedges and fair value.
(2)	Covers the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.
(3)	Covers significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.
(4)	Covers the foreign exchange risk exposure of operating cash flows caused mainly by fluctuations in the exchange rate R$/US$ and US$/GBP. These contracts are recorded as cash flow hedges.

78

During the periods presented, the Company only maintains cash flow hedges and fair value (in the case of CCS). In the case of fuel hedges, the cash flows subject to such hedges will impact results in the next six months from the consolidated statement of financial position date, meanwhile in the case of interest rate hedging, the hedges will impact results over the life of the related loans, which are valid initially for 12 years. The hedges on investments will impact results continuously throughout the life of the investment, while the cash flows occur at the maturity of the investment. In the case of currency hedges through a CCS, are generated two types of hedge accounting, a cash flow component by US$/UF and US$/BRL, and other fair value by US$ floating rate component.

During the periods presented, no hedging operations of future highly probable transaction that have not been realized have occurred.

Since none of the coverage resulted in the recognition of a non-financial asset, no portion of the result of the derivatives recognized in equity was transferred to the initial value of such assets.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Debit (credit) recognized in comprehensive income during the period	127,390	80,387
Debit (credit) transferred from net equity to income during the period	(113,403)	(151,244)

NOTE 20 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Current
(a) Trade and other accounts payables	1,117,926	1,025,574
(b) Accrued liabilities at the reporting date	475,142	458,383
Total trade and other accounts payables	1,593,068	1,483,957

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(a)	Trade and other accounts payable:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Trade creditors	868,833	758,783
Leasing obligation	10,446	18,784
Other accounts payable	238,647	248,007
Total	1,117,926	1,025,574

The details of Trade and other accounts payables are as follows:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Aircraft Fuel	188,276	148,612
Boarding Fee	149,880	175,900
Airport charges and overflight	90,327	94,139
Handling and ground handling	87,406	88,629
Other personnel expenses	81,632	72,591
Professional services and advisory	79,270	63,302
Land services	74,260	80,387
Marketing	61,053	45,997
Services on board	44,589	32,993
Leases, maintenance and IT services	44,287	25,558
Suppliers' technical purchases	40,305	52,160
Crew	29,074	23,834
Maintenance	25,962	18,573
Achievement of goals	17,801	15,386
Distribution system	15,710	17,531
Airlines	13,264	3,890
Aircraft and engines leasing	10,446	19,146
Aviation insurance	7,694	7,655
Communications	7,500	6,731
SEC agreement (*)	4,719	-
Others	44,471	32,560
Total trade and other accounts payables	1,117,926	1,025,574

(*) Provision made for payments of fines, on July 25, 2016 LATAM reached agreements with the U.S. Department of Justice ("DOJ") U.S. and the Securities and Exchange Commission ("SEC") both authorities of the United States of America, in force as of this date, regarding the investigation on payments by LAN Airlines S.A. made in 2006-2007 to a consultant who advised on the resolution of labor matters in Argentina. The amount to the SEC agreement is ThUS$ 6,744 plus interests of ThUS$ 2,694.

As of December 31, the balance payable to the SEC is ThUS $ 4,719.

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(b)	Liabilities accrued:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Aircraft and engine maintenance	244,949	246,454
Accrued personnel expenses	113,785	108,058
Accounts payable to personnel (*)	89,523	81,368
Others accrued liabilities	26,885	22,503
Total accrued liabilities	475,142	458,383

(*) Profits and bonds participation (Note 23 letter b)

NOTE 21 - OTHER PROVISIONS

Other provisions:

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for contingencies (1)
Tax contingencies	1,425	1,297	313,064	350,418	314,489	351,715
Civil contingencies	993	1,476	56,413	37,555	57,406	39,031
Labor contingencies	225	149	29,307	15,648	29,532	15,797
Other	-	-	15,046	11,910	15,046	11,910
Provision for European
Commision investigation (2)	-	-	8,664	8,966	8,664	8,966
Total other provisions (3)	2,643	2,922	422,494	424,497	425,137	427,419

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the company.

The labor contingencies correspond to different demands of labor order filed against the company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

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(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision at December 31, 2016, and at December 31, 2015, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission
	claims (1)	Investigation (2)	Total
	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2015	705,552	9,999	715,551
Increase in provisions	54,675	-	54,675
Provision used	(19,522)	-	(19,522)
Difference by subsidiaries conversion	(220,266)	-	(220,266)
Reversal of provision	(100,740)	-	(100,740)
Exchange difference	(1,246)	(1,033)	(2,279)
Closing balance as of December 31, 2015	418,453	8,966	427,419

Opening balance as of January 1, 2016	418,453	8,966	427,419
Increase in provisions	141,797	-	141,797
Provision used	(21,997)	-	(21,997)
Difference by subsidiaries conversion	79,396	-	79,396
Reversal of provision	(201,425)	-	(201,425)
Exchange difference	249	(302)	(53)
Closing balance as of December 31, 2016	416,473	8,664	425,137

(1)	The accumulated balance includes US$ 115 million as judicial deposit granted as guarantee, related to the “Fundo Aeroviário” (FA). This deposit was made with the purpose of suspending the application of the tax credit. The company is discussing over the Tribunal the constitutionality about the requirement made by FA in a legal action. Initially it was covered by the effects of a precautionary measure, meaning that, the company was not the obligation to collect the tax as long as there no judicial decision in this regard. However, the decision taken by a judge in the first instance was publicized in an unfavorable published, reversing the precautionary measure. As the legal claim is still in progress (TAM appealed this first decision), the company needed to make the judicial deposit for the suspension of the enforceability of the tax credit; it deposit was classified in this category deducting the existing provision for that purpose. Finally, if the final decision is favorable to the company, the deposit already made will return to TAM. On the other hand, if the tribunal confirms the first decision, such deposit will be converted in a definitive payment in favor of the Brazilian Government. The procedural stage at December 31, 2016 is disclosed in Note 31 in the case role N° 2001.51.01.012530-0.

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(2)	European Commission Provision:

This provision was established because of the investigation brought by the Directorate General for Competition of the European Commission against more than 25 cargo airlines, including Lan Cargo S.A., as part of a global investigation that began in December 2007 regarding possible unfair competition on the air cargo market. This was a joint investigation done by the European and U.S.A. authorities. The global investigation concluded when Lan Cargo S.A. and its subsidiary, Aerolíneas Brasileiras S.A. (“ABSA”) signed a Plea Agreement with the U.S.A. Department of Justice. The General Direction of Competition it imposed fines totaling € 799,445,000 (seven hundred and ninety nine million four hundred and forty-five thousand Euros) for infringement of European Union regulations on free competition against eleven (11) airlines, among which you can find LATAM A irlines Group S.A. and Lan Cargo S.A. Jointly, LATAM Airlines Group S.A. and Lan Cargo S.A., have been fined in the amount of € 8,220,000 (eight million two hundred twenty thousand Euros) for said infractions, which was provisioned in the financial statements of LATAM Airlines Group S.A. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. appealed the decision before the Court of Justice of the European Union. On December 16, 2015 The European Commission does not appeal the sentence, but can issue a new decision correcting the failures specified in the Judgment and it has a period of 5 years which is fulfilled in 2021 the Court European resolved the appeal and annulled the European Commission. The procedural stage at December 31, 2016 is disclosed in Note 31, in (ii) lawsuits received by Latam Airlines Group S.A. and Subsidiaries.

NOTE 22 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Deferred revenues (*)	2,655,086	2,423,703	213,781	272,130	2,868,867	2,695,833
Sales tax	19,402	10,379	-	-	19,402	10,379
Retentions	45,542	33,125	-	-	45,542	33,125
Others taxes	7,465	11,211	-	-	7,465	11,211
Dividends	25,518	3,980	-	-	25,518	3,980
Other sundry liabilities	9,232	7,635	-	-	9,232	7,635
Total other non-financial liabilities	2,762,245	2,490,033	213,781	272,130	2,976,026	2,762,163

(*)	Note 2.20.

The balance comprises, mainly, deferred income by services not yet rendered and programs such as: LATAM Pass, LATAM Fidelidade y Multiplus:

LATAM Pass is the frequent flyer program created by LAN to reward the preference and loyalty of its customers with many benefits and privileges, by the accumulation of kilometers that can be exchanged for free flying tickets or a wide range of products and services. Customers accumulate LATAM Pass kilometers every time they fly with LAN, TAM, in companies that are members of oneworld® and other airlines associated with the program, as well as when they buy on the stores or use the services of a vast network of companies that have an agreement with the program around the world.

83

Thinking on people who travel constantly, TAM created the program LATAM Fidelidade, in order to improve the passenger attention and give recognition to those who choose the company. By using this program, customers accumulate points in a variety of programs loyalty in a single account and can redeem them at all TAM destinations and related airline companies, and even more, participate in the Red Multiplus Fidelidade.

Multiplus is a coalition of loyalty programs, aiming to operate activities of accumulation and redemption of points. This program has an integrated network by associates including hotels, financial institutions, retail companies, supermarkets, vehicle rentals and magazines, among many other partners from different segments.

NOTE 23 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Retirements payments	49,680	42,117
Resignation payments	10,097	8,858
Other obligations	22,545	14,296
Total liability for employee benefits	82,322	65,271

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)			Actuarial
	Opening	current service	Benefits	Change	(gains)	Currency	Closing
	balance	provision	paid	of model	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2015	74,102	(13,609)	(3,824)	-	14,631	(6,029)	65,271
From January 1 to December 31, 2016	65,271	19,900	(4,536)	-	1,687	-	82,322

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The principal assumptions used in the calculation to the provision in Chile are presented below:

	As of
	December 31,
Assumptions	2016	2015

Discount rate	4.54%	4.84%
Expected rate of salary increase	4.50%	4.50%
Rate of turnover	6.16%	6.16%
Mortality rate	RV-2009	RV-2009
Inflation rate	2.86%	2.92%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is determined by reference to free risk 20 years Central Bank of Chile BCP bond. Mortality table RV – 2009, established by Chilean Superintendency of Securities and Insurance and inflation rate performance curve of Central Bank of Chile instruments long term BCU and BCP.

The obligation is determined based on the actuarial value of the accrued cost of the benefit and it is sensibility to main actuarial assumptions used for the calculation. The Following is a sensitivity analysis based on increased (decreased) on the discount rate, increased wages, rotation and inflation:

	Effect on the liability
	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(5,665)	(4,669)
Change in the accrued liability an closing for decrease of 100 p.b.	5,952	5,345

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	6,334	5,309
Change in the accrued liability an closing for decrease of 100 p.b.	(5,644)	(4,725)

(b)	The liability for short-term:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Profit-sharing and bonuses (*)	89,523	81,368

(*)	Accounts payables to employees (Note 20 letter b)

85

The participation in profits and bonuses correspond to an annual incentives plan for achievement of objectives.

(c)	Employment expenses are detailed below:

	For the periods ended
	December 31,
	2016	2015
	ThUS$	ThUS$
Salaries and wages	1,549,402	1,631,320
Short-term employee benefits	132,436	171,366
Termination benefits	79,062	51,684
Other personnel expenses	190,233	218,435
Total	1,951,133	2,072,805

NOTE 24 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Aircraft and engine maintenance	347,085	371,419
Fleet financing (JOL)	-	35,042
Provision for vacations and bonuses	12,080	10,365
Other sundry liabilities	226	224
Total accounts payable, non-current	359,391	417,050

NOTE 25 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The Capital of the Company is managed and composed in the following form:

The paid capital of the Company at December 31, 2016 amounts to ThUS$ 3,149,564 (*) divided into 606,407,693 common stock of a same series (ThUS$ 2,545,705, divided into 545,547,819 shares as of December 31, 2015), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

86

(*) Include a deduction for issuance costs ThUS$ 4,793 and adjustment by 10,282 placement shares for ThUS$ 156.

(b)	Subscribed and paid shares

As of December 31, 2015, the Company's subscribed and paid-in capital was represented by 545,558,101 shares, all common shares, without par value.

On August 18, 2016, the Company held an extraordinary meeting of shareholders in which it was approved to increase the capital by issuing 61,316,424 shares of payment, all ordinary shares, without par value. As of December 31, 2016, 60,849,592 shares had been placed against this increase, according to the following breakdown: (a) 30,499,685 shares subscribed and paid at the end of the preferred subscription period, which expired on, December 2016, raising the equivalent of US$ 304,996,850; And (b) 30,349,907 additional shares subscribed on December 28, 2016, earning the equivalent of US $ 303,499,070.

As a result of the last placement, as of December 31, 2016, the number Company shares subscribed and paid amounts to 606,407,693.

At December 31, 2016, the Company's capital stock is represented by 608,374,525 shares, all common shares, without no par value, which is divided into: (a) the 606,407,693 subscribed and paid shares mentioned above; And (b) 1,966,832 shares pending subscription and payment, of which: (i) 1,500,000 shares are allocated to compensation stock option plans; And (ii) 466,832 correspond to the balance of shares pending placement of the last capital increase.

It should be noted that during the year the Company's capital stock was expressed in 613,164,243 shares, all ordinary shares, without nominal value, that is, 551,847,819 shares already authorized at the beginning of the year and 61,316,424 shares authorized in the last Capital increase dated August 18, 2016. However, on December 21, 2016, the deadline for the subscription and payment of 4,789,718 shares that were destined to compensation plans for workers expired, so that the Company's capital stock was reduced to 608,374,525 shares.

The following table shows the movement of the authorized and fully paid shares described above:

Movement of authorized shares	Nro. Of
shares

Autorized shares as of January 1, 2015	551,847,819
No movement of autorized shares during 2015	-
Authorized shares as of December 31, 2015	551,847,819

Autorized shares as of January 1, 2016	551,847,819
Increase capital approved at Extraordinary Shareholders meeting dated August 18, 2016	61,316,424
Full capital decrease due to maturity of the subscription and payment period of the compensation plan 2011, December 21, 2016 (*)	(4,789,718)
Authorized shares as of December 31, 2016	608,374,525

(*) See Note 34 (a.1)

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Movement fully paid shares
			Movement
			value	Cost of issuance
increase (decrease) through transfers and other changes			of shares	and placement	Paid- in
	No of		(1)	of shares (2)	Capital
	shares		ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2015	545,547,819		2,552,066	(6,361)	2,545,705
No movement of paid shares during 2015	-		-	-	-
Paid shares as of December 31, 2015	545,547,819		2,552,066	(6,361)	2,545,705

Paid shares as of January 1, 2016	545,547,819		2,552,066	(6,361)	2,545,705
Placement capital increase
Approved at Extraordinary Shereholders meeting dated August 18, 2016	60,849,592		608,496	-	608,496
Capital reserve	-		-	(4,793)	(4,793)
Increase (decrease) by transfers and other changes (4)	10,282		156	-	156
Paid shares as of December 31, 2016	606,407,693	(3)	3,160,718	(11,154)	3,149,564

(1)        Amounts reported represent only those arising from the payment of the shares subscribed.

(2)        Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(3)        At December 31, 2016, the difference between authorized shares and fully paid shares are 1,966,832 shares, of which 1,500,000 correspond to compensation plans for executives of LATAM Airlines Group S.A. and subsidiaries (see Note 34(a.1)) and 466,832 correspond to the shares issued and unsubscribed from the capital increase approved at the Extraordinary Shareholders' Meeting held on August 18, 2016.

(4)         In Janury 2014, these 10,282 shares were placed and charged to the Compensation plan 2011 (See Note 34 (a.1))

(c)        Treasury stock

At December 31, 2016, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)         Reserve of share- based payments

Movement of Reserves of share- based payments:

88

		Stock
	Opening	option	Deferred	Net movement	Closing
Periods	balance	plan	tax	of the period	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to December 31, 2015	29,642	8,924	(2,919)	6,005	35,647
From January 1 to December 31, 2016	35,647	3,698	(807)	2,891	38,538

These reserves are related to the “Share-based payments” explained in Note 34.

(e)	Other sundry reserves

Movement of Other sundry reserves:

	Opening	Legal	Closing
Periods	balance	reserves	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2015	2,635,748	(1,069)	2,634,679
From January 1 to December 31, 2016	2,634,679	5,602	2,640,281

Balance of Other sundry reserves comprises the following:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(25,911)	(25,891)
Cost of issuance and placement of shares	9	(4,793)
Others	(2,129)	(2,949)
Total	2,640,281	2,634,679

(1)	Corresponds to the difference in the shares value of TAM S.A. acquired (under subscriptions) by Sister Holdco S.A. and Holdco II S.A. (under the Exchange Offer), as stipulated in the Declaration of Posting of Merger by Absorption and the fair value of these exchange shares of LATAM Airlines Group S.A. at June 22, 2012.

(2)	Corresponds to the technical revaluation of fixed assets authorized by the Superintendence of Securities and Insurance in 1979, in Circular N° 1529. The revaluation was optional and could be taken only once, the reserve is not distributable and can only be capitalized.

(3)	The balance at December 31, 2016, correspond to the loss generated by the participation of Lan Pax Group S.A. and Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires of ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority holding of Aerolinhas Brasileiras S.A. of ThUS$ (885) and the acquisition of minority interest of Aerolane S.A. by Lan Pax group S.A. through Holdco Ecuador S.A. for US$ (21,526).

89

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Actuarial gain
	Currency	Cash flow	or loss on defined
	translation	hedging	benefit plans
	reserve	reserve	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2015	(1,193,871)	(151,340)	-	(1,345,211)
Derivatives valuation gains (losses)	-	82,730	-	82,730
Deferred tax	-	(21,900)	-	(21,900)
Actuarial reserves by employee benefit plans	-	-	(14,627)	(14,627)
Deferred tax actuarial IAS by employee benefit plans	-	-	3,910	3,910
Difference by subsidiaries conversion	(1,382,170)	-	-	(1,382,170)
Closing balance as of December 31, 2015	(2,576,041)	(90,510)	(10,717)	(2,677,268)

Opening balance as of January 1, 2016	(2,576,041)	(90,510)	(10,717)	(2,677,268)
Derivatives valuation gains (losses)	-	126,360	-	126,360
Deferred tax	-	(34,344)	-	(34,344)
Actuarial reserves by employee benefit plans	-	-	(3,104)	(3,104)
Deferred tax actuarial IAS by employee benefit plans	-	-	921	921
Difference by subsidiaries conversion	489,486	-	-	489,486
Closing balance as of December 31, 2016	(2,086,555)	1,506	(12,900)	(2,097,949)

(f.1)	Currency translation reserve

These originate from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

90

(f.2)	Cash flow hedging reserve

These originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted and the corresponding results recognized.

(g)	Retained earnings

Movement of Retained earnings:

		Result			Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividends	(decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2015	536,190	(219,274)	-	1,034	317,950
From January 1 to December 31, 2016	317,950	69,220	(20,766)	-	366,404

(h)	Dividends per share

	Minimum mandatory	Final dividend
	dividend	dividend
Description of dividend	2016	2015

Date of dividend	12/31/2016	12-31-2015
Amount of the dividend (ThUS$)	20,766	-
Number of shares among which the dividend is distributed	606,407,693	545,547,819
Dividend per share (US$)	0.0342	-

As of December 31, 2016 and 2015, the Company has not been paid dividends.

NOTE 26 - REVENUE

The detail of revenues is as follows:

	For the periods ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Passengers LAN	4,104,348	4,241,918
Passengers TAM	3,773,367	4,168,696
Cargo	1,110,625	1,329,431
Total	8,988,340	9,740,045

91

NOTE 27 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the periods ended
	December 31,
	2016	2015
	ThUS$	ThUS$
Aircraft fuel	2,056,643	2,651,067
Other rentals and landing fees	1,077,407	1,109,826
Aircraft rentals	568,979	525,134
Aircraft maintenance	366,153	437,235
Comissions	269,296	302,774
Passenger services	286,621	295,439
Other operating expenses	1,424,595	1,293,320
Total	6,049,694	6,614,795

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$
Depreciation (*)	910,071	897,670
Amortization	50,257	36,736
Total	960,328	934,406

(*) Include the depreciation of Property, plant and equipment and the maintenance cost of aircraft held under operating leases. The amount of maintenance cost included within the depreciation line item at December 31, 2016 is ThUS$ 345,651 and ThUS$ 345,192 for the same period of 2015.

(c)	Personnel expenses

The costs for personnel expenses are disclosed in Note 23 liability for employee benefits.

(d)	Financial costs

The detail of financial costs is as follows:

92

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$
Bank loan interest	352,405	331,511
Financial leases	32,573	42,855
Other financial instruments	31,358	38,991
Total	416,336	413,357

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 23, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(e)	Restructuring Costs

As part of the ongoing process of reviewing its fleet plan, in December 2015 the company recognized a negative impact on results of US$ 80 million before tax associated with the output of the rest of the A330 fleet, including engines and technical materials is recognized. These expenses are recognized at “Other Gain and Loses” of the Consolidated Statement of Income by Function.

NOTE 28 - OTHER INCOME, BY FUNCTION

Other income by function is as follows:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Coalition and loyalty program Multiplus	174,197	154,958
Tours	133,575	113,225
Aircraft leasing	65,011	46,547
Customs and warehousing	24,548	25,457
Maintenance	17,090	11,669
Duty free	11,141	16,408
Other miscellaneous income	113,186	17,517
Total	538,748	385,781

93

NOTE 29 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the Chilean peso, Argentine peso, Colombian peso and Brazilian real.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

(a)	Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
Current assets	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Cash and cash equivalents	201,416	182,089
Argentine peso	4,438	11,611
Brazilian real	9,705	8,810
Chilean peso	30,221	17,739
Colombian peso	1,137	1,829
Euro	1,695	10,663
U.S. dollar	128,694	112,422
Strong bolivar	61	2,986
Other currency	25,465	16,029

Other financial assets, current	14,573	124,042
Argentine peso	12	108,592
Brazilian real	734	1,263
Chilean peso	585	563
Colombian peso	-	1,167
U.S. dollar	12,879	12,128
Strong bolivar	76	22
Other currency	287	307

94

	As of	As of
Current assets	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Other non - financial assets, current	107,789	126,130
Argentine peso	16,086	14,719
Brazilian real	20,158	15,387
Chilean peso	1,619	10,265
Colombian peso	713	486
Euro	1,563	1,983
U.S. dollar	50,157	61,577
Strong bolivar	3	-
Other currency	17,490	21,713

Trade and other accounts receivable, current	251,204	247,229
Argentine peso	54,356	30,563
Brazilian real	30,675	11,136
Chilean peso	90,482	55,169
Colombian peso	9,720	1,195
Euro	21,923	30,006
U.S. dollar	14,086	29,937
Strong bolivar	43	7,225
Other currency	29,919	81,998

Accounts receivable from related entities, current	554	181
Chilean peso	554	181

Tax current assets	28,198	22,717
Argentine peso	1,798	2,371
Brazilian real	2,462	5
Chilean peso	6,333	3,615
Colombian peso	1,418	1,275
Euro	273	14
U.S. dollar	177	1,394
Peruvian sol	14,387	12,572
Other currency	1,350	1,471

Total current assets	603,734	702,388
Argentine peso	76,690	167,856
Brazilian real	63,734	36,601
Chilean peso	129,794	87,532
Colombian peso	12,988	5,952
Euro	25,454	42,666
U.S. Dollar	205,993	217,458
Strong bolivar	183	10,233
Other currency	88,898	134,090

95

	As of	As of
Non-current assets	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Other financial assets, non-current	26,772	20,767
Argentine peso	-	22
Brazilian real	2,769	1,478
Chilean peso	83	77
Colombian peso	285	162
Euro	6,966	614
U.S. dollar	14,920	16,696
Other currency	1,749	1,718

Other non - financial assets, non-current	19,069	60,215
Argentine peso	142	169
Brazilian real	6,029	4,454
U.S. dollar	8,309	50,108
Other currency	4,589	5,484

Accounts receivable, non-current	7,356	9,404
Chilean peso	7,356	4,251
U.S. dollar	-	5,000
Other currency	-	153

Deferred tax assets	2,110	2,632
Colombian peso	117	336
Other currency	1,993	2,296

Total non-current assets	55,307	93,018
Argentine peso	142	191
Brazilian real	8,798	5,932
Chilean peso	7,439	4,328
Colombian peso	402	498
Euro	6,966	614
U.S. dollar	23,229	71,804
Other currency	8,331	9,651

96

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	287,175	94,199	455,086	141,992
Chilean peso	55,962	54,655	108,010	52,892
U.S. dollar	231,213	39,544	347,076 (*)	89,100

Trade and other accounts payables, current	585,149	482,402	16,097	14,981
Argentine peso	20,838	20,772	907	2,072
Brazilian real	40,740	37,572	27	16
Chilean peso	60,701	40,219	12,255	10,951
Colombian peso	9,049	5,271	578	155
Euro	23,445	5,275	5	618
U.S. dollar	374,431	310,565	962	839
Strong bolivar	761	2,627	-	-
Peruvian sol	33,701	28,293	1,093	87
Mexican peso	1,535	15,248	-	225
Pound sterling	1,769	7,819	246	-
Uruguayan peso	6,899	6,005	-	-
Other currency	11,280	2,736	24	18

Accounts payable to related entities, current	220	447	-	-
Chilean peso	23	83	-	-
U.S. dollar	8	22	-	-
Other currency	189	342	-	-

Other provisions, current	-	-	511	457
Chilean peso	-	-	28	21
Other currency	-	-	483	436

Tax liabilities, current	(145)	36	2,442	9,037
Argentine peso	-	-	2,501	9,036
Brazilian real	(3)	-	-	-
Chilean peso	-	-	(25)	-
U.S. dollar	-	27	-	-
Other currency	(142)	9	(34)	1

97

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$

Other non-financial liabilities, current	33,439	40,432	-	-
Argentine peso	13,463	(2,387)	-	-
Brazilian real	430	4,297	-	-
Chilean peso	14,999	32,228	-	-
Colombian peso	578	145	-	-
Euro	168	2,706	-	-
U.S. dollar	684	(3,238)	-	-
Strong bolivar	2	2,490	-	-
Other currency	3,115	4,191	-	-

Total current liabilities	905,838	617,516	474,136	166,467
Argentine peso	34,301	18,385	3,408	11,108
Brazilian real	41,167	41,869	27	16
Chilean peso	131,685	127,185	120,268	63,864
Colombian peso	9,627	5,416	578	155
Euro	23,613	7,981	5	618
U.S. dollar	606,336	346,920	348,038	89,939
Strong bolivar	763	5,117	-	-
Other currency	58,346	64,643	1,812	767

(*) See Note 19.a (2)

98

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2016	2015	2016	2015	2016	2015
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, non-current	178,793	561,217	747,218	328,480	41,785	571,804
Chilean peso	59,177	104,385	16,189	34,635	-	-
U.S. dollar	119,616	456,832	731,029	293,845	41,785	571,804

Accounts payable, non-current	195,333	239,029	268	168	28	8
Chilean peso	10,178	8,058	268	168	28	8
U.S. dollar	183,904	229,005	-	-	-	-
Other currency	1,251	1,966	-	-	-	-

Other provisions, non-current	39,513	27,780	-	-	-	-
Argentine peso	635	797	-	-	-	-
Brazillian real	23,541	11,009	-	-	-	-
Chilean peso	38	-	-	-	-	-
Colombian peso	569	198	-	-	-	-
Euro	8,664	8,966	-	-	-	-
U.S. dollar	6,066	6,810	-	-	-	-

Provisions for employees benefits, non-current	68,774	56,306	-	-	-	-
Brazilian real	28	-	-	-	-	-
Chilean peso	68,380	56,306	-	-	-	-
U.S. dollar	366	-	-	-	-	-

Other non-financial liabilities, non-current	3	-	-	-	-	-
Colombian peso	3	-	-	-	-	-

Total non-current liabilities	482,416	884,332	747,486	328,648	41,813	571,812
Argentine peso	635	797	-	-	-	-
Brazilian real	23,569	11,009	-	-	-	-
Chilean peso	137,773	168,749	16,457	34,803	28	8
Colombian peso	572	198	-	-	-	-
Euro	8,664	8,966	-	-	-	-
U.S. dollar	309,952	692,647	731,029	293,845	41,785	571,804
Other currency	1,251	1,966	-	-	-	-

99

	As of	As of
General summary of foreign currency:	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

Total assets	659,041	795,406
Argentine peso	76,832	168,047
Brazilian real	72,532	42,533
Chilean peso	137,233	91,860
Colombian peso	13,390	6,450
Euro	32,420	43,280
U.S. dollar	229,222	289,262
Strong bolivar	183	10,233
Other currency	97,229	143,741

Total liabilities	2,651,689	2,568,775
Argentine peso	38,344	30,290
Brazilian real	64,763	52,894
Chilean peso	406,211	394,609
Colombian peso	10,777	5,769
Euro	32,282	17,565
U.S. dollar	2,037,140	1,995,155
Strong bolivar	763	5,117
Other currency	61,409	67,376

Net position
Argentine peso	38,488	137,757
Brazilian real	7,769	(10,361)
Chilean peso	(268,978)	(302,749)
Colombian peso	2,613	681
Euro	138	25,715
U.S. dollar	(1,807,918)	(1,705,893)
Strong bolivar	(580)	5,116
Other currency	35,820	76,365

100

(b)	Exchange differences

Exchange differences recognized in the income statement, except for financial instruments measured at fair value through profit or loss, for the period ended December 31, 2016 and 2015, generated a debit of ThUS$ 121,651 and a charge ThUS$ 467,896, respectively.

Exchange differences recognized in equity as reserves for currency translation differences for the period ended December 31, 2016 and 2015, represented a debit of ThUS$ 494,362 and a charge ThUS$ 1,409,439, respectively.

The following shows the current exchange rates for the U.S. dollar, on the dates indicated:

	As of December 31,
	2016	2015	2014
Argentine peso	15.84	12.97	8.55
Brazilian real	3.25	3.98	2.66
Chilean peso	669.47	710.16	606.75
Colombian peso	3,000.25	3,183.00	2,389.50
Euro	0.95	0.92	0.82
Strong bolivar	673.76	198.70	12.00
Australian dollar	1.38	1.37	1.22
Boliviano	6.86	6.85	6.86
Mexican peso	20.63	17.34	14.74
New Zealand dollar	1.44	1.46	1.28
Peruvian Sol	3.35	3.41	2.99
Uruguayan peso	29.28	29.88	24.25

101

NOTE 30 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	December 31,
	2016	2015
Basic earnings / (loss) per share

Earnings / (loss) attributable to owners of the parent (ThUS$)	69,220	(219,274)

Weighted average number of shares, basic	546,559,599	545,547,819

Basic earnings / (loss) per share (US$)	0.12665	(0.40193)

	For the period ended
	December 31,
	2016	2015
Diluted earnings / (loss) per share

Earnings / (loss) attributable to owners of the parent (ThUS$)	69,220	(219,274)

Weighted average number of shares, basic	546,559,599	545,547,819

Weighted average number of shares, diluted	546,559,599	545,547,819

Diluted earnings / (loss) per share (US$)	0.12665	(0.40193)

In the calculation of diluted earnings per share have not been considered the compensation plan disclosed in Note 33 (a.1), because the average market price is lower than the price of options.

102

NOTE 31 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

Atlantic Aviation Investments LLC (AAI).	Supreme Court of the State of New York County of New York.	07-6022920	Atlantic Aviation Investments LLC. ("AAI"), an indirect subsidiary LATAM Airlines Group S.A., incorporated under the laws of the State of Delaware, sued in August 29th , 2007 Varig Logistics S.A. ("Variglog") for non-payment of four documented loans in credit agreements governed by New York law. These contracts establish the acceleration of the loans in the event of sale of the original debtor, VRG Linhas Aéreas S.A.	In implementation stage in Switzerland, the conviction stated that Variglog should pay the principal, interest and costs in favor of AAI. It keeps the embargo of Variglog funds in Switzerland with AAI. In Brazil a Settlement Agreement was signed and it is awaiting for approval from the Bankruptcy Court of that country and Variglog has asked Switzerland to recognize the judgment that declared the state of judicial recovery and subsequent bankruptcy.	17,100 Plus interests and costs

Lan Argentina S.A.	National Administrative Court.	36337/13	ORSNA Resolution No. 123 which directs Lan Argentina to vacate the hangar located in the Airport named Aeroparque Metropolitano Jorge Newberry, Argentina.

On February 25, 2016, Lan Argentina S.A. and ORSNA informed the Court of their decision to put an end to the lawsuit and guarantee use of the hangar by Lan. The parties agreed to maintain the precautionary measure in effect allowing Lan to use the hangar indefinitely until the parties reach a final agreement. The court agreed, so the precautionary measure was extended indefinitely. Resolution 112/2016 of the National Airport Regulatory Agency (ORSNA) was published on December 30, 2016, which terminated the hangar dispute. This latest resolution repealed the previous resolution, 123/16, that ordered vacation of the LAN hangar at AEP.

Consequently, the legal structure created by the ORSNA through the 2012 Resolution was left without any effect in 2016. Apart from the matter now having been resolved both materially and judicially, this resolution puts a definitive end to the hangar dispute.

-0-

103

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.	-	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th , 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on              January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to LATAM in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$ 8,664. (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the resolution, but rather confirmed, on May 20, 2016, that it will issue a new decision curing the rulings specified in the Decision. It has a period of 5 years to do this, or until 2021.

8,664

104

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.	In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands) , Cologne Regional Court (Landgerich Köln Germany).	-

Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.

				Cases are in the uncovering evidence stage.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer :ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement.	10,438

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43.	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A petition on evidence and replications were filed on June 20, 2016.	11,140

105

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.722556/2012-21	Alleged irregularities in the SAT payments for the periods 01/2009 to 13/2009.	A judgment by the Administrative Council of Tax Appeals (CARF) has been pending since February 27, 2015.	2,151

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.721155/2014-15	Alleged irregularities in the SAT payments for the periods 01/2010 to 13/2010.	A decision was rendered in favor of Tam Linhas Aéreas S.A. on August 22, 2016. The Attorney General has said it will not appeal.	25,515

Tam Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	19515.720476/2015-83	Alleged irregularities in the SAT payments for the periods 01/2011 to 12/2012	A judgment by CARF is pending since April 12, 2016.	52,414

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for MUS$115.

The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					115,265

Tam Linhas Aéreas S.A.	Administrative Council of Tax Appeals	19.515.002963/2009-12, 19515.722555/2012-86, 19515.721154/2014-71, 19515.720475/2015-39	Collection of contributions to the Aviation Fund for the periods from 01/2004 to 12/2004, from 12/2006 to 12/2008, from 01/2009 to 12/2010, and from 01/2011 to 10/2012.	A judgment is pending by CARF since February 5, 2016.	65,788

106

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	16643.000087/2009-36	This is an administrative proceeding arising from an infraction notice issued on 15.12.2009, by which the authority aims to request social contribution on net income (CSL) on base periods 2004 to 2007, due to the deduction of expenses related to suspended taxes.	The appeal filed by the company was dismissed in 2010. In 2012 the voluntary appeal was also dismissed. Consequently, the special appeal filed by the company awaits judgment of admissibility, since 2012.	22,225
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016.	43,341
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A.	2013-20319 CA 01

The July 30th , 2012 LAN COLOMBIA AIRLINES initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LAN COLOMBIA AIRLINES arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th , 2013 AIRES SA And / Or LAN AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LAN COLOMBIA AIRLINES customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

This case is being heard by the 45th Civil Court of the Bogota Circuit. In an interim decree issued August 16, 2016, the hearing under article 101 was set for February 2, 2017, this hearing was postponed at request of the parties and the Judge must resolve on a new date. When a reconciliation will be attempted, facts of the case will be set, the parties will conduct depositions and evidence will be decreed.

The Federal Court of the State of Florida decided on March 26, 2016 to approve Lan Colombia Airlines’s request to suspend the proceedings in the USA until the claim under way in Colombia is decided. The U.S. Court judge also closed the case administratively. The Federal Court of Appeal ratified the case closing in the U.S.A. on April 1, 2015. On October 1, 2015, Regional One petitioned that the U.S. court reopen the case. Lan Colombia Airlines presented its arguments and the Court sustained them on August 23, 2016, ratifying the closing of the case in the United States, so it continues to be closed.

					12,443

107

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th , 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF.	53,967
Tam Viagens S.A.	Department of Finance to the municipality of São Paulo.	67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965	A claim was filed alleging infraction and seeking a fine because of a deficient basis for calculation of the service tax (ISS) because the company supposedly made incorrect deductions.	We received notice of the petition on December 22, 2015. The objection was filed on January 19, 2016. The company was notified on November 23, 2016 of the decision that partially sustained the interim infringement ruling. An ordinary appeal was filed on December 19, 2016 before the Municipal Tax Council of Sao Paulo and a judgment is pending.	89,624
Tam Linhas Aéreas S.A.	Labor Court of São Paulo.	0001734-78.2014.5.02.0045	Action filed by the Ministry of Labor, which requires compliance with legislation on breaks, extra hours and others.	Early stage. Eventually could affect the operations and control of working hours of employees. The company won in the first instance, but an appeal by the Union is expected.	16,211

TAM S.A.	Conselho Administrativo de Recursos Fiscais.	13855.720077/2014-02	Notice of an alleged infringement presented by Secretaria da Receita Federal do Brasil requiring the payment of IRPJ and CSLL, taxes related to the income earned by TAM on March, 2011, in relation of the reduction of the statute capital of Multiplus S.A.	On January 12, 2014, it was filed an appeal against the object of the notice of infringement. Currently, the company is waiting for the court judgment regarding the appeal filed in the Conselho Administrativo de Recursos Fiscais (CARF) The case will be put into the system again for re-assignment for hearing and reporting because of the departure of Eduardo de Andrade, a CARF council member.	104,423

108

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$

Tam Linhas Aereas S.A.	1° Civil Court of Comarca of Bauru/SP.	0049304-37.2009.8.26.0071/1	That action is filed by the current complainants against the defendant, TAM Linhas Aéreas S / A, for receiving compensation for material and moral damages suffered as a result of an accident with one of its aircraft, which landed on adjacent lands to the Bauru airport, impacting the vehicle of Ms. Savi Gisele Marie de Seixas Pinto and William Savi de Seixas Pinto, causing their death. The first was the wife and mother of the complainants and the second, son and brother, respectively.	Currently under the enforcement phase of the sentence. ThUS$4.770 in cash was deposited in guarantee. A procedural agreement was made for 23 million reals (ThUS$7,057) on September 23, 2016.	7,057

Aerolinhas Brasileiras S.A.	Labor Court of Campinas.	0010498-37.2014.5.15.0095	Lawsuit filed by the National Union of aeronauts, requiring weekly rest payment (DSR) scheduled stopovers, displacement and moral damage.	An agreement for ThUS$2,732 was reached with the Union on August 2, 2016. Payment is now being made.	16.365

TAM Linhas Aéreas S.A.	Sao Paulo Labor Court, Sao Paulo	0000009-45.2016.5.02.090	The Ministry of Labor filed an action seeking that the company adapt the ergonomics and comfort of seats.	The case will be closed next month because the Ministry of Labor withdrew its complaint.	15,917

-	In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2016, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 21.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

109

II.	Governmental Investigations.

1)	On July 25, 2016, LATAM reached agreements with the U.S. Department of Justice (“DOJ”) and the U.S. Securities and Exchange Commission (“SEC”) regarding the investigation of payments for US$1,150,000 by Lan Airlines S.A. in 2006-2007 to a consultant advising it in the resolution of labor matters in Argentina.

The purpose of the investigation was to determine whether these payments violated the U.S. Foreign Corrupt Practices Act (“FCPA”) that: (i) forbids bribery of foreign government authorities in order to obtain a commercial advantage; and (ii) requires the companies that must abide by the FCPA to keep appropriate accounting records and implant an adequate internal control system. The FCPA is applicable to LATAM because of its ADR program in effect on the U.S. securities market.

After an exhaustive investigation, the DOJ and SEC concluded that there was no violation of the bribery provisions of the FCPA, which is consistent with the results of LATAM’s internal investigation. However, the DOJ and SEC consider that LAN accounted for these payments incorrectly and, consequently, infringed the part of the FCPA requiring companies to keep accurate accounting records. These authorities also consider that LAN’s internal controls in 2006-2007 were weak, so LAN would have also violated the provisions in the FCPA requiring it to maintain an adequate internal control system.

The agreements signed, included the following:

(a)   The agreement with the DOJ involves: (i) entering into a Deferred Prosecution Agreement (“DPA”), which is a public contract under which the DOJ files public charges alleging an infringement of the FCPA accounting regulations. LATAM is not obligated to answer these charges, the DOJ will not pursue them for a period of 3 years, and the DOJ will dismiss the charges after expiration of that 3-year period provided LATAM complies with all terms of the DPA. In exchange, LATAM admitted events described in the DOJ charges for infringement to the FCPA rules on accounting records and agreed to pay the negotiated fine explained below and abide by other terms stipulated in the agreement; (ii) clauses in which LATAM admits that the payments to the consultant in Argentina were incorrectly accounted for and that at the time those payments were made (2006-2007), it did not have adequate internal controls in place; (iii) LATAM’s agreement to have an outside consultant monitor, evaluate and report to the DOJ on the effectiveness of LATAM’s compliance program for a period of 27 months; and LATAM’s agreement to continue evaluating and reporting directly to the DOJ on the effectiveness of its compliance program for a period of 9 months after the consultant’s work concludes; and (iv) paying a fine estimated to total approximately ThUS$ 12,750.

(b)   The agreement with the SEC involves: (i) accepting a Cease and Desist Order, which is an administrative resolution of the SEC closing the investigation, in which LATAM will accept certain obligations and statements of fact that are described in the document; (ii) accepting the same obligations regarding the consultant mentioned above; and (iii) paying the sum of ThUS$ 6,744, plus interest of ThUS$ 2,694.

110

As at December 31, 2016, a balance of ThUS$ 4,719 was payable to the SEC, as reported in Note 20 - Trade payables and other payables.

2)	LATAM Airlines Ecuador was given notice on August 26, 2016 of an investigation of LATAM Airlines Ecuador and two other airlines begun, at its own initiative, by one of the Investigative Departments of the Ecuadoran Market Power Control Commission, limited to alleged signs of conscious parallelism in relation to specific fares on one domestic route in Ecuador from August 2012 to February 2013. The Investigative Department had 180 days (due February 21, 2017) extendable for another 180 days, to resolve on whether to close the investigation or file charges against two or more of the parties involved, only event in which a process will be opened. On February 21, 2017, the period of 180 days was extended for another 180 days requesting additional information. LATAM Airlines Ecuador is cooperating with the authority and has hired a law firm and an economist expert in the subject to advise the company during this process.

3)	LATAM received two Information Requests from the Central-North Metropolitan Region Prosecutor’s Office, one on October 25, 2016 and the other on November 11, 2016, requesting information relating to the investigation of payments made by Lan Airlines S.A. to a consultant advising it on the solution to labor matters in Argentina in the years 2006-2007. The information requested in both Requests has been provided.

NOTE 32 - COMMITMENTS

(a)	Loan covenants

With respect to various loans signed by the Company for the financing of Boeing 767, 767F, 777F and 787 aircraft, which carry the guarantee of the United States Export–Import Bank, limits have been set on some of the Company’s financial indicators on a consolidated basis. Moreover, and related to these same contracts, restrictions are also in place on the Company’s management in terms of its ownership and disposal of assets.

The Company and its subsidiaries do not maintain financial credit contracts with banks in Chile that indicate some limits on financial indicators of the Company or its subsidiaries.

On March 30, 2016, LATAM structured a Revolving Credit Facility granted by with aircraft, engines, spare parts and supplies for a total amount available of US$ 325 million, this line includes restrictions minimum liquidity level as the consolidated company and individual level as for companies LATAM Airlines Group S.A. and TAM Linhas Aereas S.A.

At December 31, 2016, the Company is in compliance with all indicators detailed above.

111

(b) Commitments under operating leases as lessee

Details of the main operating leases are as follows:

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2016	2015

Aircraft 76B-26329 Inc.	Boeing 767	1	1
Aircraft 76B-27615 Inc.	Boeing 767	1	1
Aircraft 76B-28206 Inc.	Boeing 767	1	1
Aviación Centaurus, A.I.E.	Airbus A319	3	3
Aviación Centaurus, A.I.E.	Airbus A321	1	1
Aviación Real A.I.E.	Airbus A319	1	1
Aviación Real A.I.E.	Airbus A320	1	1
Aviación Tritón A.I.E.	Airbus A319	3	3
Avolon Aerospace AOE 19 Limited	Airbus A320	1	1
Avolon Aerospace AOE 20 Limited	Airbus A320	1	1
Avolon Aerospace AOE 6 Limited	Airbus A320	1	1
Avolon Aerospace AOE 62 Limited	Boeing 777	1	1
AWAS 5125 Trust	Airbus A320	-	1
AWAS 5178 Limited	Airbus A320	-	1
AWAS 5234 Trust	Airbus A320	1	1
Baker & Spice Aviation Limited	Airbus A320	1	1
Bank of America	Airbus A321	2	3
CIT Aerospace International	Airbus A320	2	2
ECAF I 1215 DAC	Airbus A320	1	1
ECAF I 2838 DAC	Airbus A320	1	1
ECAF I 40589 DAC	Boeing 777	1	1
Eden Irish Aircr Leasing MSN 1459	Airbus A320	1	1
GECAS Sverige Aircraft Leasing Worldwide AB	Airbus A320	1	3
GFL Aircraft Leasing Netherlands B.V.	Airbus A320	1	1
IC Airlease One Limited	Airbus A321	1	-
International Lease Finance Corporation	Boeing 767	-	1
JSA Aircraft 38484, LLC	Boeing 787	1	1
JSA Aircraft 7126, LLC	Airbus A320	1	-
JSA Aircraft 7128, LLC	Airbus A321	1	-
JSA Aircraft 7239, LLC	Airbus A321	1	-
JSA Aircraft 7298, LLC	Airbus A321	1	-
Macquarie Aerospace Finance 5125-2 Trust	Airbus A320	1	-
Macquarie Aerospace Finance 5178 Limited	Airbus A320	1	-
Magix Airlease Limited	Airbus A320	1	2
MASL Sweden (1) AB	Airbus A320	-	1
MASL Sweden (2) AB	Airbus A320	-	1

112

		As of	As of
		December 31,	December 31,
Lessor	Aircraft	2016	2015

MASL Sweden (7) AB	Airbus A320	-	1
MASL Sweden (8) AB	Airbus A320	1	1
Merlin Aviation Leasing (Ireland) 18 Limited	Airbus A320	1	-
NBB Cuckoo Co., Ltd	Airbus A321	1	1
NBB Grosbeak Co., Ltd	Airbus A321	1	1
NBB Redstart Co. Ltd	Airbus A321	1	-
NBB-6658 Lease Partnership	Airbus A321	1	1
NBB-6670 Lease Partnership	Airbus A321	1	1
Orix Aviation Systems Limited	Airbus A320	5	2
PAAL Aquila Company Limited	Airbus A321	2	-
PAAL Gemini Company Limited	Airbus A321	1	-
SASOF II (J) Aviation Ireland Limited	Airbus A319	1	1
Shenton Aircraft Leasing Limited	Airbus A320	1	1
SKY HIGH V LEASING COMPANY LIMITED	Airbus A320	-	1
Sky High XXIV Leasing Company Limited	Airbus A320	5	5
Sky High XXV Leasing Company Limited	Airbus A320	2	2
SMBC Aviation Capital Limited	Airbus A320	6	7
SMBC Aviation Capital Limited	Airbus A321	2	2
Sunflower Aircraft Leasing Limited	Airbus A320	-	2
TC-CIT Aviation Ireland Limited	Airbus A320	1	1
Volito Aviation August 2007 AB	Airbus A320	2	2
Volito Aviation November 2006 AB	Airbus A320	2	2
Volito November 2006 AB	Airbus A320	2	2
Wells Fargo Bank North National Association	Airbus A319	3	3
Wells Fargo Bank North National Association	Airbus A320	2	2
Wells Fargo Bank Northwest National Association	Airbus A320	7	7
Wells Fargo Bank Northwest National Association	Airbus A330	-	2
Wells Fargo Bank Northwest National Association	Boeing 767	3	3
Wells Fargo Bank Northwest National Association	Boeing 777	6	6
Wells Fargo Bank Northwest National Association	Boeing 787	11	7
Wells Fargo Bank Northwest National Association	Airbus A350	2	-
Wilmington Trust Company	Airbus A319	1	1
Total		111	106

The rentals are shown in results for the period for which they are incurred.

113

The minimum future lease payments not yet payable are the following:

	As of	As of
	December 31,	December 31,
	2016	2015
	ThUS$	ThUS$

No later than one year	533,319	513,748
Between one and five years	1,459,362	1,281,454
Over five years	1,262,509	858,095
Total	3,255,190	2,653,297

The minimum lease payments charged to income are the following:

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Minimum operating lease payments	568,979	525,134
Total	568,979	525,134

In the first quarter of 2015, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, two Airbus A320-200 aircraft were returned. In the second quarter of 2015, two Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned. In the third quarter of 2015, five Airbus A321-200 aircraft and one Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A330-200 aircraft was returned. In the fourth quarter of 2015, one Airbus A330-200 aircraft was returned.

In the first quarter of 2016, two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand and one Airbus A320-200 aircraft was returned. In the second quarter of 2016, three Airbus A321-200 aircraft were leased for a period of ten years each and two Boeing 787-9 aircraft were leased for a period of twelve years each. On the other hand, one Airbus A320-200 aircraft and one Boeing 767-300ER aircraft were returned. In the third quarter of 2016, three Airbus A321-200 aircraft and one Airbus A320- NEO aircraft were leased for a period of ten years each, and one Airbus A350-900 aircraft was leased for a period of twelve years. On the other hand and one Airbus A320-200 aircraft was returned. In the fourth quarter of 2016, one Airbus A350-900 aircraft was leased for a period of twelve years and one Airbus A321-200 aircraft was leased for a period of ten years. On the other hand, three Airbus A320-200 aircraft and two Airbus A330-200 aircraft were returned.

The operating lease agreements signed by the Company and its subsidiaries state that maintenance of the aircraft should be done according to the manufacturer’s technical instructions and within the margins agreed in the leasing agreements, a cost that must be assumed by the lessee. The lessee should also contract insurance for each aircraft to cover associated risks and the amounts of these assets. Regarding rental payments, these are unrestricted and may not be netted against other accounts receivable or payable between the lessor and lessee.

114

At December 31, 2016 the Company has existing letters of credit related to operating leasing as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Limited	Lan Cargo S.A.	Two letter of credit	7,530	Sep 17, 2017
Wells Fargo Bank North N.A.	Lan Cargo S.A.	One letter of credit	5,000	May 25, 2017
Bank of America	LATAM Airlines Group S.A.	Three letter of credit	1,044	Jul 2, 2017
Engine Lease Finance Corporation	LATAM Airlines Group S.A.	One letter of credit	4,750	Oct 8, 2017
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Eight letter of credit	34,665	Feb 7, 2017
International Lease Finance Corp	LATAM Airlines Group S.A.	Three letter of credit	1,450	Feb 4, 2017
ORIX Aviation Systems Limited	LATAM Airlines Group S.A.	One letter of credit	3,255	Aug 31, 2017
SMBC Aviation Capital Ltd.	LATAM Airlines Group S.A.	Two letter of credit	13,569	Aug 14, 2017
Wells Fargo Bank	LATAM Airlines Group S.A.	Nine letter of credit	15,160	Feb 8, 2017
CIT Aerospace International	Tam Linhas Aéreas S.A.	One letter of credit	6,000	Oct 25, 2017
RBS Aerospace Limited	Tam Linhas Aéreas S.A.	One letter of credit	13,096	Jan 29, 2017
Wells Fargo Bank North N.A.	Tam Linhas Aéreas S.A.	One letter of credit	5,500	Jul 14, 2017
			111,019

(c) Other commitments

At December 31, 2016 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date

Servicio Nacional de Aduana del Ecuador	Líneas Aéreas Nacionales del Ecuador S.A.	Four letter of credit	1,705	Aug 5, 2017
Corporación Peruana de Aeropuertos y Aviación Comercial	Lan Perú S.A.	Six letter of credit	3,813	Jan 31, 2017
Lima Airport Partners S.R.L.	Lan Perú S.A.	Twenty two letter of credit	3,805	Mar 3, 2017
Superintendencia Nacional de Aduanas y de Administración Tributaria	Lan Perú S.A.	Four letter of credit	33,500	Mar 20, 2017
Aena Aeropuertos S.A.	LATAM Airlines Group S.A.	Four letter of credit	2,014	Nov 15, 2017
American Alternative Insurance Corporation	LATAM Airlines Group S.A.	Six letter of credit	3,490	Apr 5, 2017
Deutsche Bank A.G.	LATAM Airlines Group S.A.	One letter of credit	30,000	Mar 31, 2017
Dirección General de Aeronáutica Civil	LATAM Airlines Group S.A.	Fifty two letter of credit	18,477	Jan 31, 2017
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	LATAM Airlines Group S.A.	One letter of credit	5,500	Jun 17, 2017
JP Morgan Chase	LATAM Airlines Group S.A.	One letter of credit	10,000	Jun 17, 2017
Metropolitan Dade County	LATAM Airlines Group S.A.	Ten letter of credit	2,553	Mar 13, 2017
The Royal Bank of Scotland plc	LATAM Airlines Group S.A.	One letter of credit	5,000	May 20, 2017
4ª Vara Mista de Bayeux	Tam Linhas Aéreas S.A.	One insurance policies guarantee	1,060	Mar 25, 2021
6ª Vara Federal da Subseção	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	24,969	Jan 4, 2018
8ª Vara Federal da Subseção de Campinas SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	12,894	May 19, 2020
Conselho Administrativo de Conselhos Federais	Tam Linhas Aéreas S.A.	One insurance policies guarantee	6,704	Oct 20, 2021
Fundação de Proteão de Defesa do Consumidor Procon	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	3,276	Jan 21, 2021
União Federal Vara Comarca de DF	Tam Linhas Aéreas S.A.	Two insurance policies guarantee	2,696	Nov 9, 2020
União Federal Vara Comarca de SP	Tam Linhas Aéreas S.A.	One insurance policies guarantee	19,557	Feb 22, 2021
			191,013

115

NOTE 33 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of		Nature of		with related parties
		relationship with	Country	related parties		As of December 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2016	2015
						ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	6	15

65.216.000-K	Comunidad Mujer	Related director	Chile	Services provided for advertising	CLP	(12)	(10)
				Tickets sales	CLP	9	2

78.591.370-1	Bethia S.A and subsidiaries	Related director	Chile	Services received of cargo transport	CLP	(394)	(259)
				Services received from National and International Courier	CLP	(285)	(227)
				Services provided of cargo transport	CLP	192	30

65.216.000-K	Viajes Falabella Ltda.	Related director	Chile	Sales commissions	CLP	(727)	(50)

79.773.440-3	Transportes San Felipe S.A	Related director	Chile	Services received of transfer of passengers	CLP	(84)	(127)
				Tickets sales	CLP	3	7

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Tickets sales	CLP	76	117

Foreign	Consultoría Administrativa Profesional S.A. de C.V.	Associate	Mexico	Professional counseling services received	MXN	(2,563)	(1,191)

Foreign	Inversora Aeronáutica Argentina	Related director	Argentina	Leases as lessor	ARS	(264)	(269)
				Revenue billboard advertising maintaining	US$	-	1

Foreign	TAM Aviação Executiva
	e Taxi Aéreo S/A	Related director	Brazil	Services provided by sale of tickets	BRL	2	2
				Services proviived of cargo transport	BRL	(122)	(63)
				Services received at airports	BRL	7	5

116

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out on free-trade conditions between interested and duly-informed parties.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and major guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Directors (Senior).

	For the period ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Remuneration	16,514	17,185
Management fees	556	547
Non-monetary benefits	778	864
Short-term benefits	23,459	19,814
Share-based payments	8,085	10,811
Total	49,392	49,221

NOTE 34 - SHARE-BASED PAYMENTS

(a)	Compensation plan for increase of capital

Compensation plans implemented by providing options for the subscription and payment of shares that have been granted by LATAM Airlines Group S.A. to employees of the Company and its subsidiaries, are recognized in the financial statements in accordance with the provisions of IFRS 2 "Share-based Payment”, showing the effect of the fair value of the options granted under compensation in linear between the date of grant of such options and the date on which these irrevocable.

(a.1)	Compensation plan 2011

On December 21, 2016, the subscription and payment period of the 4,800,000 shares corresponding to the compensation plan approved at the Extraordinary Shareholders' Meeting held on December 21, 2011, expired.

Of the total shares allocated to the 2011 Compensation Plan, only 10,282 shares were subscribed and paid, having been placed on the market in January 2014. In view of the above, at the expiration date, the 2011 Compensation Plan had a balance of 4,789,718 shares pending of subscription and payment, which was deducted from the authorized capital of the Company.

117

Number
of share
options

Share options in agreements of share- based payments, as of January 1, 2015	4,202,000
Share options granted	406,000
Share options cancelled	(90,000)
Share options in agreements of share- based payments, as of December 31, 2015	4,518,000

Share options in agreements of share- based payments, as of January 1, 2016	4,518,000
Executives resign options (*)	(4,172,000)
Share options expired	(346,000)
Share options in agreements of share- based payments, as of December 31, 2016	-

These options was valued and recorded at fair value at the grant date, determined by the "Black-Scholes-Merton”. The effect on income to December 2016 corresponds to ThUS$ 2,989 (ThUS$ 10,811 at December 31, 2015).

(a.2)	Compensation plan 2013

At the Extraordinary Shareholders’ Meeting held on June 11, 2013, the Company’s shareholders approved motions including increasing corporate equity, of which 1,500,000 shares were allocated to compensation plans for employees of the Company and its subsidiaries, in conformity with the stipulations established in Article 24 of the Corporations Law. With regard to this compensation, a defined date for implementation does not exist.

(b)	Compensation plan 2016-2018

The company implemented a retention plan long-term for executives, which lasts until December 2018, with a vesting period between October 2018 and March 2019, which consists of an extraordinary bonus whose calculation formula is based on the variation the value to experience the action of LATAM Airlines Group S.A. for a period of time.

This benefit is recognized in accordance with the provisions of IFRS 2 "Share-based Payments" and has been considered as cash settled award and therefore recorded at fair value as a liability, which is updated to the closing date of each financial statement with effect on profit or loss.

Unit bases granted
Units bases,
balance at December 31, 2016	4,719,720

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The fair value has been determined on the basis of the best estimate of the future value of the Company share multiplied by the number of units granted bases.

At December 31, 2016, the carrying amount of ThUS$ 4,442, is classified under "Administrative expenses" in the Consolidated Statement of Income by Function.

(c)	Subsidiaries compensation plans

(c.1)	Stock Options

TAM Linhas Aereas S.A. and Multiplus S.A., both subsidiaries of TAM S.A., have outstanding stock options at December 31, 2016, which amounted to 96,675 shares and 394,698 shares, respectively (at December 31, 2015, the distribution of outstanding stock options amounted to 394,698 for Multiplus S.A. and 96,675 shares TAM Linhas Aéreas S.A.).

TAM Linhas Aéreas S.A.

	4th Grant
Description	05/28/2010	Total
Outstanding option number as December 31, 2015	96,675	96,675
Outstanding option number as December 31, 2016	96,675	96,675

Multiplus S.A.

			4nd Extraordinary
	3rd Grant	4th Grant	Grant
Description	03/21/2012	04/03/2013	11/20/2013	Total
Outstanding option number as December 31, 2015	102,621	255,995	159,891	518,507
Outstanding option number as December 31, 2016	84,249	173,399	137,050	394,698

The Options of TAM Linhas Aéreas S.A., under the plan's terms, are divided into three equal parts and employees can run a third of its options after three, four and five years respectively, as long as they remain employees of the company. The agreed term of the options is seven years.

For Multiplus S.A., the plan's terms provide that the options granted to the usual prizes are divided into three equal parts and employees may exercise one-third of their two, three and four, options respectively, as long as they keep being employees of the company. The agreed term of the options is seven years after the grant of the option. The first extraordinary granting was divided into two equal parts, and only half of the options may be exercised after three years and half after four years. The second extraordinary granting was also divided into two equal parts, which may be exercised after one and two years respectively.

Both companies have an option that contains a "service condition" in which the exercise of options depends exclusively on the delivery services by employees during a predetermined period. Terminated employees will be required to meet certain preconditions in order to maintain their right to the options.

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The acquisition of the share's rights, in both companies is as follows:

	Number of shares		Number of shares
	Accrued options		Non accrued options
	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,
Company	2016	2015	2016	2015
TAM Linhas Aéreas S.A.	-	-	96,675	96,675
Multiplus S.A.	-	-	394,698	518,507

In accordance with IFRS 2 - Share-based payments, the fair value of the option must be recalculated and recorded as a liability of the Company once payment is made in cash (cash-settled). The fair value of these options was calculated using the “Black-Scholes-Merton” method, where the cases were updated with information LATAM Airlines Group S.A. There is no value recorded in liabilities and in income at December 31, 2016 (at December 31, 2015 not exist value recorded in liabilities and in incomes).

(c.2)	Payments based on restricted stock

In May of 2014 the Management Council of Multiplus S.A. approved a plan to grant restricted stock, a total of 91,103 ordinary, registered book entry securities with no face value, issued by the Company to beneficiaries.

The quantity of restricted stock units was calculated based on employees’ expected remunerations divided by the average price of shares in Multiplus S.A. traded on the BM&F Bovespa exchange in the month prior to issue, April of 2014. This benefits plan will only grant beneficiaries the right to the restricted stock when the following conditions have been met:

a.          Compliance with the performance goal defined by this Council as return on Capital Invested.

b.          The Beneficiary must remain as an administrator or employee of the Company for the period running from the date of issue to the following dates described, in order to obtain rights over the following fractions: (i) 1/3 (one third) after the 2nd year from the issue date; (ii) 1/3 (one third) after the 3rd year from the issue date; (iii) 1/3 (one third) after the 4th year from the issue date.

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Number shares in circulation

				Not acquired due
	Opening			to breach of employment	Closing
	balance	Granted	Exercised	retention conditions	balance
From January 1
to December 31, 2015	91,103	119,731	-	(34,924)	175,910
From January 1
to December 31, 2016	175,910	138,282	(15,811)	(60,525)	237,856

NOTE 35 - STATEMENT OF CASH FLOWS

(a)          The Company has done significant non-cash transactions mainly with financial leases, which are detailed in Note 17 letter (d), additional information in numeral (iv) Financial leases.

(b)          Other inflows (outflows) of cash:

	For the periods ended
	December 31,
	2016	2015
	ThUS$	ThUS$
Guarantees	(51,559)	(2,125)
Fuel hedge	(50,029)	(243,587)
Currency hedge	(39,534)	1,802
Court deposits	(33,635)	(6,314)
Change reservation systems	-	11,000
DOJ fine	(12,750)	-
Tax paid on bank transaction	(10,668)	(7,176)
Fuel derivatives premiums	(6,840)	(20,932)
SEC agreement	(4,719)	-
Bank commissions, taxes paid and other	(769)	(5,137)
Hedging margin guarantees	1,184	87,842
Others	50	-
Total Other inflows (outflows) Operation flow	(209,269)	(184,627)

Recovery loans convertible into shares	8,896	20,000
Certificate of bank deposits	-	3,497
Tax paid on bank transaction	(3,716)	(12,921)
Others	(4,337)	-
Total Other inflows (outflows) Investment flow	843	10,576

Aircraft Financing advances	(125,149)	(28,144)
Loan guarantee	(74,186)	-
Settlement of derivative contracts	(29,828)	(35,891)
Credit card loan manager	-	3,227
Early redemption of bonds TAM 2020	-	(15,328)
Guarantees bonds emission	-	(26,111)
Others	-	2,490
Total Other inflows (outflows) Financing flow	(229,163)	(99,757)

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(c)	Dividends:

	For the periods ended
	December 31,
	2016	2015
	ThUS$	ThUS$

Multiplus S.A	(40,823)	(34,632)
Lan Perú S.A	(400)	(400)
Total dividends paid (*)	(41,223)	(35,032)

(*) Dividends paid to minority shareholders

NOTE 36 - THE ENVIRONMENT

LATAM Airlines Group S.A. manages environmental issues at the corporate level, centralized in Environmental Management. There is a commitment to the highest level to monitor the company and minimize their impact on the environment, where continuous improvement and contribute to the solution of global climate change problems, generating added value to the company and the region, are the pillars of his administration.

One function of Environmental Management, in conjunction with the various areas of the Company, is to ensure environmental compliance, implementing a management system and environmental programs that meet the increasingly demanding requirements globally; well as continuous improvement programs in their internal processes that generate environmental and economic benefits and to join the currently completed.

The Environment Strategy LATAM Airlines Group S.A. is called Climate Change Strategy and it is based on the aim of being a world leader in Climate Change and Eco-efficiency, which is implemented under the following pillars:

i.	Carbon Footprint
ii.	Eco-Efficiency
iii.	Sustainable Alternative Energy
iv.	Standards and Certifications

For 2016, were established the following topics:

1.	Advance in the implementation of an Environmental Management System;
2.	Manage the Carbon Footprint of our emissions by ground operations;
3.	Corporate Risk Management;
4.	Corporate strategy to meet the global target of aviation to have a carbon neutral growth by 2020.

Thus, during 2016, we have worked in the following initiatives:

-	Advance in the implementation of an Environmental Management System for main operations of the Company, with an emphasis on Santiago. It is highlighted that the company during 2016 has recertified a certified management system, under ISO 14.001 at its facility in Miami.

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-	Certification of stage 2 of IATA Environmental Assestment (IEnvA), the most advanced of this certification, been the third airline in the world to achieve this certification.
-	Preparation of the environmental chapter for reporting sustainability of the Company, to measure progress on environmental issues.
-	Answer to the Dow Jones Sustainability Index 2016 questionnaire, which the company responds annually.
-	Measurement and external verification of the Corporate Carbon Footprint.

It is highlighted that in the 2016 LATAM Airlines Group maintained its selection in the index Dow Jones Sustainability in the global category, being the only two airlines that belong to this select group.

NOTE 37 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On January 18, 2017, the Company was notified of a civil suit filed by Inversiones Ranco Tres S.A., represented by Mr. Jorge Enrique Said Yarur against LATAM Airlines Group S.A., for supposed non-compliance of contractual obligations from the social contract of the Company, as well as the directors Ramón Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza and main executives of the Company, Enrique Cueto Plaza and Ignacio Cueto Plaza, for the supposed noncompliance of their duties as directors and main executives of the Company. LATAM has hired specialist lawyers to answer the lawsuit. On March 10, 2017, the Court rejected the dilatory exceptions presented by LATAM.

On March 8th, 2017, LATAM received a third Requirement of Information from the Central-North Metropolitan Region Prosecutor’s Office requesting information relating to the investigation of payments made by Lan Airlines S.A. to a consultant advising it on the solution to labor matters in Argentina in the years 2006-2007.

Subsequent at December 31, 2016 until the date of issuance of these financial statements, there is no knowledge of financial facts or otherwise, that could significantly affect the balances or interpretation thereof.

LATAM Airlines Group S.A. and Subsidiaries’ consolidated financial statements as at December 31, 2016, have been approved by the Board of Director’s in an extraordinary meeting held on March 15, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2017	LATAM AIRLINES GROUP S.A.

	By:	/s/ Enrique Cueto
	Name:	Enrique Cueto
	Title:	Latam Airlines Group CEO

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